As filed with the Securities and Exchange Commission on May 26, 2015

Registration No. 333-204037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Corindus Vascular Robotics, Inc.

(Exact name of registrant as specified in its charter)

Nevada	3841	30-0687898
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

309 Waverley Oaks Road, Suite 105

Waltham, MA 02452

(508) 653-3335

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David M. Handler

Chief Executive Officer

Corindus Vascular Robotics, Inc.

309 Waverley Oaks Road, Suite 105

Waltham, MA 02452

(508) 653-3335

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark J. Mihanovic Richard B. Smith McDermott Will & Emery LLP 275 Middlefield Rd., Suite 100 Menlo Park, CA 94025 (650) 815-7438	David W. Long Chief Financial Officer Corindus Vascular Robotics, Inc. 309 Waverley Oaks Road, Suite 105 Waltham, MA 02452 (508) 653-3335	Michael D. Maline Goodwin Procter LLP The New York Times Building 620 8th Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	12,650,000(2)	$4.25	$53,762,500	$6,247(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the shares to cover over-allotments, if any, pursuant to the option granted to the underwriters.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated May 26, 2015

11,000,000 Shares

Common Stock

We are offering 11,000,000 shares of our common stock. Our common stock is quoted on the OTCQB as provided by OTC Markets Group Inc. (“OTCQB”) under the symbol “CVRS.” Our common stock has been approved for listing on the NYSE MKT under the symbol “CVRS,” subject to the meeting of all of the NYSE listing standards on the date of this offering and official notice of issuance. On May 22, 2015, the last reported sale price of our common stock was $4.25 per share.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements for this prospectus and other filings.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds before expenses, to Corindus Vascular Robotics, Inc.	$	$

(1)

The underwriters will receive compensation in addition to the underwriting discount and commissions. See “Underwriting” beginning on page 101 for a description of compensation payable to the underwriters.

The underwriters may also purchase up to an additional 1,650,000 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York on                          , 2015.

Joint Book-running Managers

Cowen and Company	Stifel

Co-Manager

National Securities Corporation

                    , 2015

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Information contained on our website is not part of this prospectus.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our products. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Selected Consolidated Financial Information and other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto appearing at the end of this prospectus. Unless the context otherwise requires, the terms “Company,” “we,” “us,” or “our” refer to Corindus Vascular Robotics, Inc., a Nevada corporation, together with our subsidiaries, Corindus, Inc., a Delaware corporation, and Corindus Security Corporation, a Delaware corporation. Where appropriate, content related only to Corindus, Inc., a Delaware corporation, is referenced as Corindus, Inc.

Overview

We design, manufacture and sell precision vascular robotic-assisted systems for use in interventional vascular procedures (the “CorPath® System”). Our first and current product, the CorPath 200 System, is the only vascular robotic system cleared by the U.S. Food and Drug Administration (“FDA”) to bring precision and accuracy to stent placement in percutaneous coronary intervention (“PCI”) procedures. While we are initially cleared for and are targeting PCI procedures, we believe our technology platform has the capability to be developed in the future for other segments of the vascular market, including peripheral vascular, neurointerventional and other more complex cardiac interventions such as structural heart. As of March 31, 2015, we have installed 26 CorPath Systems in hospitals in the U.S. and two CorPath Systems in hospitals outside of the U.S.

This is our first underwritten registered public offering of our common stock.

Our Business

Our Corporate History

Our Company was incorporated under the laws of the State of Nevada on May 4, 2011 under the name Your Internet Defender Inc. (“YIDI”). On August 12, 2014, we closed (the “Closing”) a reverse acquisition transaction (the “Acquisition”) in which we acquired Corindus, Inc. and Corindus Security Corporation as wholly owned subsidiaries. Immediately following the Closing, the business of Corindus, Inc. became our sole focus. We subsequently changed our name to Corindus Vascular Robotics, Inc. and increased our authorized capital stock to 260,000,000 shares (250,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share).

Percutaneous Coronary Intervention Procedures

PCI, sometimes known as coronary angioplasty, is a non-surgical technique used to open stenotic (narrowed or blocked) coronary arteries found in coronary artery disease. Coronary arteries supply the heart muscle with blood. PCI requires the use of a cardiac catheterization suite (sometimes called a cath lab) with special equipment, x-ray capability and trained personnel. Usually, access to the patient’s heart and major blood vessels is obtained percutaneously through the femoral artery in the groin area. The artery is punctured through the skin with a special needle. Under x-ray guidance, a guide catheter is introduced through the femoral artery up to the aorta (large artery from the heart) and then gently advanced into the blocked coronary artery. The catheter and its devices are passed through the inside of the artery into an area of coronary artery narrowing or blockage. At the leading tip of this catheter, several different devices (such as a balloon, stent or cutting device) can be deployed. A balloon is used to open the coronary artery and restore blood flow. Usually at that time, a stent (a mesh-like tube that holds open the artery) is placed to maintain adequate blood flow through the damaged area.

PCI is a high-volume vascular intervention, with approximately 1,700,000 procedures performed in the U.S. and EU in 2013 and is estimated to reach over 2,700,000 procedures globally in 2018. PCI can be used to relieve or reduce angina, prevent heart attacks and alleviate congestive heart failure and allows some patients to avoid open heart surgery, which often involves an extensive procedure and a long rehabilitation period.

Significant Occupational Hazards in Cath Labs

In order to perform the procedure, a physician stands by the patient who is laying on the cath lab table. The physician wears cumbersome and heavy protective apparel containing lead to block exposure to the ionizing radiation of x-rays used in the procedure and thereby combat its adverse effects. Already under bodily strain, the physician must deliver constant x-ray exposures to view the different vessels, which provides visual guidance for manual manipulation of interventional devices inside the patient’s heart. In addition to these physical demands, the current manual methods of performing PCI procedures make it difficult for physicians to visualize and estimate the length of the blocked lesion that requires the treatment, often leading to improper device selection and poor placement accuracy.

We believe that the future of interventional procedures, where the physician sits inside the cath lab within a radiation-protected interventional cockpit, will be greatly improved through the use of advanced robotic tools that provide (i) enhanced safety for the cath lab staff relative to radiation exposure, (ii) improved patient procedures through advanced precision, dexterity and visualization for the physician and (iii) an economically compelling solution for the hospital. We are pioneering the use of precision vascular robotics to achieve these goals and to improve the way that minimally invasive vascular interventions are performed.

Our Precision Robotics System

We design, manufacture and sell the CorPath System for use in interventional vascular procedures to bring precision and accuracy of the only FDA-cleared vascular robotic system to facilitate stent placement for PCI procedures by allowing a physician to measure, manipulate and advance devices with robotic precision. Additionally, our CorPath System allows the physician to perform PCI procedures with a control panel console located within an interventional cockpit. While our CorPath System was initially approved for and is targeting PCI procedures, we believe our technology platform has the capability to be developed to address many segments of the vascular market in the future, including peripheral, vascular, neurointerventional and other more complex cardiac interventions such as structural heart.

The CorPath System enables the precise, robotic-assisted control of coronary guidewires and balloon/stent devices from the safety of a radiation-protected, interventional cockpit. The CorPath System consists of two components: a bedside unit and an interventional cockpit. The radiation-shielded cockpit features a simple-to-use console to precisely control the movement of guidewires and balloon/stent catheters. Using joysticks and touch-screen controls, the physician is able to measure lengths of portions of anatomy to help in selecting the appropriate stent. At the bedside, the CorPath System’s robotic drive and sterile, single-use cassette (“CorPath Cassette”) translate the physician’s commands into precise movements and manipulations of the coronary stents and catheters. The CorPath Cassette provides a single-use sterile interface with standard PCI guidewires and devices. The CorPath System empowers physicians with precise sub-millimeter measurement and 1mm advancement accuracy. By optimizing stent selection and positioning, the CorPath System enables the deliberate advancement of devices, provides the ability to lock the guidewire and balloon/stent in place during device deployment and helps to ensure that there are no unintended wire/device movements during the procedure.

The CorPath System allows the interventional cardiologist to perform the procedure while seated in an ergonomic and comfortable position in a radiation-protected cockpit positioned as close as a few feet away from the patient. Our radiation shielded cockpit provides a reduction in radiation exposure for the primary operator as compared to levels found at the traditional table position for manual procedures. The cockpit allows the physician to control the procedure while seated outside of the radiation field without the need for heavy protective wear. The Percutaneous Robotically-Enhanced Coronary Intervention Study (the “PRECISE Study”) published in the Journal of American College of Cardiology Journal, which we sponsored, demonstrated a 95% reduction in radiation exposure to the primary operator. The CorPath System also provides physicians with up close visualization of the procedure through the eye-level placement of monitors in the cockpit. These improvements can greatly reduce physician fatigue and could potentially extend a physician’s medical career.

Our Business Model

Our business model involves the sale of a durable robotic system and a repeat consumable. After the sale and installation of the CorPath System in a cath lab, we provide customer support through training and sales of our CorPath Cassette, which provides a sterile interface with standard PCI guidewires and devices. The CorPath Cassette is consumed and replaced for each new patient procedure. The use of the CorPath Cassettes represents opportunity for recurring revenue for each PCI procedure using the CorPath System. We also sell service contracts providing various levels of ongoing service. Over time, we expect to have follow-on sales related to the CorPath System to offer and install robotic system upgrades with more features and new applications.

Following the initial sale of a CorPath System to a hospital, we provide enhanced training to the primary physicians and cath lab techs responsible for launching the program and then work to secure an increase in the number of cases performed over time. One year of customer support and warranty is included with the sale of each CorPath System. We sell service contracts under which we continue to provide support after the one-year period. We anticipate that service beyond the basic warranty will become an increasingly important additional source of revenue.

Our Growth Strategy

Our goal is to ensure that the robotic-assisted procedure becomes the standard of care for interventional procedures by providing unsurpassed protection for cath lab staff and being the leading precision robotic technology for patient procedures. We are working with selected customers around the country to establish CorPath System centers of excellence. These centers allow us to bring prospective customers to visit a hospital and cath lab that has previously installed a CorPath System. The site visit will allow the prospective customer the opportunity to see the system installed and in use. It provides the opportunity to discuss the benefits of the system with the hospital staff, including interventional cardiologists, technologists and administrators, and view the work flow of the system in a real life clinical setting. We have conducted such visits at several sites around the country and will continue to expand in the future.

We intend to establish our Company and technology as the brand that cares about and supports the physician and cath lab staff by leading the industry in providing solutions that address and remedy their occupational hazards. By promoting safety and providing awareness of occupational hazards in the cath lab and supporting education about solutions, we intend to become the preferred source for customers seeking to improve the safety of their operations.

A second prong of our growth strategy is to expand into new clinical segments. In addition to our objective to make the CorPath System the premier standard for PCI procedures, we may decide to pursue additional vascular interventional applications for our vascular robotic-assisted technology. Our closest adjacent opportunity is in peripheral vascular procedures performed by interventional cardiologists, vascular surgeons and interventional radiologists. These procedures treat vascular disease in non-coronary areas like the patient’s legs. These procedures are often quite lengthy and they expose physicians to x-ray radiation for extended periods of time. We expect the peripheral vascular procedure market to continue growing rapidly.

Potential further expansion into neuro-interventional procedures to treat stroke, brain aneurysms and other diseases of the head and neck could allow us to leverage precision robotic-assisted tools into these highly accurate procedures which are very well reimbursed.

Another area of future growth is the emerging market of structural heart procedures. This market segment is experiencing rapid growth due to the advent of new catheter-delivered medical devices that are replacing open surgical procedures.

If we decide to pursue any of these potential applications, additional clinical trials and various levels of research, engineering, software development, product development, system modifications and regulatory approvals will be required.

An integral part of our growth strategy is to expand commercialization beyond the U.S. marketplace. We estimate that opportunities outside of the U.S. represent over 60% of the global procedure volume and are growing at a rate faster than the U.S. market. We intend to expand into and penetrate these new geographical international markets over time by leveraging our product development, clinical research and regulatory approvals gained in the U.S. Our initial international target markets include the Middle East, Northern Europe and Japan.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future;

•

Until we reach profitability and generate operating cash flows to grow the business, we will need to continue to raise additional funding. We may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs, commercialization efforts and growth strategy. We may experience long and variable capital sales cycles and/or seasonality in our business which may cause fluctuations in our financial results;

•

The commercial success of our products will depend upon the degree of market acceptance by hospitals and physicians. Should we not achieve market acceptance, we will not be able to generate the revenue necessary to support our business;

•	We are completely dependent on the success of our CorPath System, which has a limited commercial history. If our CorPath System fails to gain or loses market acceptance, our business will suffer;

•

We operate in a competitive industry and we may face competition from potential competitors that develop products, treatments or procedures that are similar, more advanced, safer or more effective than ours;

•	We may decide to enter new markets with our technology, which will require us to incur substantial costs for product approval and commercialization;

•	We may experience technical or regulatory challenges in adapting our technology to future applications beyond PCI;

•

If institutions or physicians are unable to obtain coverage and reimbursement from third-party payors for procedures using our products, or if reimbursement is insufficient to cover the costs of purchasing our products, we may be unable to generate sufficient sales to support our business;

•

If we are unable to successfully remediate the material weakness in our internal controls over financial reporting or if additional material weaknesses are discovered in our internal accounting procedures, the accuracy and timing of our financial reporting may be adversely affected, which may adversely affect investor confidence in us and, as a result, the value of our common stock;

•	The lack of substantial public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws; and

•	There can be no assurance that we will be able to comply with continued listing standards of the NYSE MKT.

THE OFFERING

Common stock offered by us	11,000,000 shares.

Common stock to be outstanding immediately after this offering	116,883,157 shares.

Underwriters’ option to purchase additional shares	1,650,000 shares.

Use of proceeds

We intend to use the net proceeds from this offering for general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. Although we have no specific agreements, commitments, or understandings with respect to any acquisition, we evaluate acquisition opportunities and engage in related discussions with other companies from time to time. Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities. See “Use of Proceeds.”

Risk factors	You should carefully read “Risk Factors” on page 11 of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed NYSE MKT Symbol	“CVRS”. Our common stock currently trades on the OTCQB under the symbol “CVRS”.

The number of shares of our common stock outstanding after this offering is based on 105,883,157 shares of our common stock outstanding as of March 31, 2015, and excludes:

•	5,207,379 shares of common stock issuable upon exercise of warrants outstanding at a weighted-average exercise price of $1.08;

•	8,779,622 shares of common stock issuable upon the exercise of stock options issued pursuant to our 2014 Stock Award Plan and outstanding at a weighted-average exercise price of $0.68 per share; and

•	255,394(1) shares of common stock available for future issuance under our 2014 Stock Award Plan.

(1)

Represents shares of common stock available for future issuance under our 2014 Stock Award Plan as of March 31, 2015. On April 30, 2015, shares available for issuance under the 2014 Stock Award Plan were increased by 9,626,840 shares.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options or warrants described above; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments, if any.

Corporate Information

We are a Nevada corporation. We maintain our principal executive offices and manufacturing facilities at 309 Waverley Oaks Road, Suite 105, Waltham, MA 02452. Our telephone number is (508) 653-3335. We maintain a website at www.corindus.com. The information contained on our website, or that can be accessed through our website, does not constitute part of this prospectus.

Emerging Growth Company

We are an “emerging growth company” as defined under the Jumpstart Our Business Startups Act, commonly referred to as the “JOBS Act.” We will remain an emerging growth company for up to five years from the first sale of our securities as a public reporting company on January 18, 2012, or until the earliest of (i) the last day of the fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

As an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to:

•

not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (we will also not be subject to the auditor attestation requirements of Section 404(b) as long as we are a “smaller reporting company,” which includes issuers that had a public float of less than $75 million as of the last business day of their most recently completed second fiscal quarter);

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. Under this provision, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with such new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Corporate Events

Reverse Acquisition

On August 12, 2014, we consummated the Acquisition pursuant to the Securities Exchange and Acquisition Agreement (the “Acquisition Agreement”) between us and Corindus, Inc. Pursuant to the terms of the Acquisition Agreement, (i) all outstanding shares of common stock of Corindus, Inc. $0.01 par value per share, were exchanged on a one for 25.00207 basis for shares of the Company’s common stock, $0.0001 common stock par value per share, and (ii) all outstanding options and warrants to purchase shares of Corindus, Inc. were exchanged for or replaced with options and warrants to acquire shares of the Company’s common stock. Your Internet Defender Inc. (“YIDI”) was the legal acquirer of Corindus, Inc. in this transaction. However, since former Corindus, Inc. shareholders owned, immediately following the Acquisition, 80% of the combined company on a fully diluted basis and all members of the combined company’s executive management and Board of Directors, were from Corindus, Inc., Corindus Inc. was deemed to be the acquiring company for accounting purposes and the transaction was accounted for as a reverse acquisition in accordance with U.S. GAAP.

At the closing of the Acquisition, the Company transferred the former business of YIDI to a former officer, director and shareholder of YIDI, in exchange for the satisfaction of a promissory note issued to the former officer, director and shareholder in the principal amount of approximately $249,000 and the assumption of liabilities related to the former operations.

Immediately after the transfer of the former business of YIDI, the business of Corindus, Inc. became the sole focus of the combined company and the combined company’s name was changed to Corindus Vascular Robotics, Inc.

Private Placement

On September 12, 2014, we entered into a Securities Purchase Agreement with multiple investors relating to the issuance and sale of the Company’s common stock in a private placement, which closed on September 16, 2014. We sold 10,666,570 shares of common stock at $2.50 per share, for an aggregate purchase price of approximately $26.7 million with net proceeds to us of approximately $25.5 million (the “Private Placement”). As part of the Securities Purchase Agreement, we filed a registration statement covering the resale of the common stock, which was declared effective by the SEC on January 14, 2015. As a result of the Securities Purchase Agreement, we were able to draw down an additional $5 million of borrowings available to us under a Loan and Security Agreement. See “Risk Factors” beginning immediately following this prospectus summary and “Management’s Discussion and Analysis of Financial Condition—Liquidity and Capital Resources” on page 54 for more information.

Summary Consolidated Financial and Other Financial Data

The following table sets forth selected consolidated financial and other data as of and for the periods indicated. The information included in this prospectus regarding the consolidated statement of operations data and the consolidated statement of cash flows data for the years ended December 31, 2013 and 2014, and the consolidated balance sheet data as of December 31, 2013 and 2014, are derived from the audited consolidated financial statements of Corindus Vascular Robotics, Inc. The information included in this prospectus regarding the condensed consolidated statement of operations data and the condensed consolidated statement of cash flows data for the three months ended March 31, 2015 and 2014, and the condensed consolidated balance sheet data as of March 31, 2015 are derived from the unaudited condensed consolidated financial statements of Corindus Vascular Robotics, Inc. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and condensed consolidated financial statements and the related notes included elsewhere in this prospectus. Since the former shareholders of Corindus, Inc. collectively owned 80% of the combined company (on a fully diluted basis) immediately following the Acquisition, and all members of the combined company’s executive management and Board of Directors were from Corindus, Inc., then Corindus, Inc. was deemed to be the acquiring company for accounting purposes and the Acquisition was accounted for as a reverse acquisition in accordance with accounting principles generally accepted in the United States (“GAAP”). Therefore, historical financial results of Corindus, Inc., the accounting acquirer, prior to the Acquisition are considered the historical financial results of the Company.

All share and per share amounts in the consolidated financial statements and related notes as well as in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have been retrospectively adjusted to reflect (i) the conversion of Corindus, Inc. Series A through E Redeemable Convertible Preferred Stock into Corindus, Inc. common stock and (ii) the one for 25.00207 exchange of shares of Corindus, Inc. common stock for shares of our common stock.

	Fiscal Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Consolidated Statements of Operations Data: (In thousands except for shares and per share data)
Revenue	$896	$2,983	$730	$776
Cost of revenue	2,430	4,904	1,383	801

Gross loss	(1,534)	(1,921)	(653)	(25)

Operating expenses:
Research and development	4,793	6,607	2,046	2,763
Selling, general and administrative	8,221	13,002	2,810	3,984
Restructuring	—	175	93	—

Total operating expense	13,014	19,784	4,949	6,747

Operating loss	(14,548)	(21,705)	(5,602)	(6,772)

Other income (expense):
Warrant revaluation	(171)	(2,421)	1,765	—
Interest and other income (expense)	28	(415)	3	(397)

Total other income (expense), net	(143)	(2,836)	1,768	(397)

Net loss and comprehensive loss	$(14,691)	$(24,541)	$(3,834)	$(7,169)

Net loss per share, basic and diluted(1)	$(0.20)	$(0.29)	$(0.05)	$(0.07)

Weighted average number of common shares outstanding	73,360,259	84,990,198	73,360,287	105,883,157

(1)

Basic net loss per share is computed by dividing net loss by the weighted average shares of common stock outstanding for each period. Diluted net loss per share is the same as basic net loss per share since the Company has net losses or each period presented.

	As of December 31,		As of March 31, 2015
	2013	2014	Actual	As Adjusted(1)
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,845	$28,526	$22,015	$65,460
Total assets	14,768	32,836	26,198	69,643
Long-term debt, net of current portion	—	7,594	6,677	6,677
Total liabilities	4,728	13,054	13,487	13,487
Working capital	11,387	26,231	18,129	61,574
Accumulated deficit	(60,336)	(84,877)	(92,046)	(92,046)
Total stockholders’ equity	10,040	19,782	12,711	56,156

	Years Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
	(in thousands)
Other Financial Data:
Capital expenditures	$378	$122	$21	$103
Net cash provided by (used in):
Operating activities	(15,303)	(18,571)	(4,109)	(6,358)
Investing activities	(378)	(122)	(21)	(103)
Financing activities	(10)	37,374	—	(50)

(1)

The as adjusted balance sheet data gives effect to the sale of 11,000,000 shares of common stock in this offering at an assumed public offering price of $4.25 per share, the last reported sale price of our common stock on the OTCQB on May 22, 2015, and the application of the net proceeds as described in “Use of Proceeds,” after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below along with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to purchase our common stock. If any of the adverse events described in the following risk factors, as well as other factors which are beyond our control, actually occurs, our business, results of operations and financial condition may suffer significantly. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Financial Position

We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We have incurred recurring net losses, including net losses of approximately $24.5 million and $14.7 million for the years ended December 31, 2014 and December 31, 2013, respectively, and approximately $7.2 million and $3.8 million for the three months ended March 31, 2015 and March 31, 2014, respectively. As of December 31, 2014 and March 31, 2015, we had an accumulated deficit of approximately $84.9 million and $92.0 million, respectively. We have generated limited revenue and have funded our operations to date primarily from private sales of capital stock and debt. We expect to incur substantial additional losses over the next several years primarily related to our research and development and commercialization activities. As a result, we may never achieve or maintain profitability unless we successfully commercialize our CorPath System. If we are unable to make required payments under any of our obligations for any reason, our creditors may take actions to collect their debts, including foreclosing on our intellectual property that collateralizes our obligations. If we continue to incur substantial losses and are unable to secure additional financing, we could be forced to discontinue or curtail our business operations, sell assets at unfavorable prices, refinance existing debt obligations on terms unfavorable to us, or merge, consolidate, or combine with a company with greater financial resources in a transaction that might be unfavorable to us.

Until we reach profitability and generate operating cash flows to grow the business, we will need to continue to raise additional funding. We may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs, commercialization efforts and growth strategy.

We will need additional funding for establishing and expanding our sales and marketing infrastructure and for future product development and we may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We have funded operations primarily through the issuance of capital stock and debt. As of December 31, 2014 and March 31, 2015, we had an accumulated deficit of approximately $84.9 million and $92.0 million, respectively. On September 16, 2014, we closed a Securities Purchase Agreement with multiple investors in a private placement in which we sold 10,666,570 shares of our common stock at $2.50 per share, for an aggregate purchase price of approximately $26.7 million with net proceeds to us of approximately $25.5 million. As of December 31, 2014 and March 31, 2015, we had approximately $28.5 million and $22.0 million, respectively, in cash.

As we continue to incur losses and generate negative gross margins on product sales, the transition to positive gross margins and profitability is dependent upon achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until doing so, intend to fund future operations through additional debt or equity offerings. There can be no assurances, however, that additional funding will be available on terms acceptable to us, if at all.

Should we intend to raise additional funds by issuing equity securities, our stockholders will experience immediate dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any additional debt or equity financing that we close may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund expansion, successfully promote our brand name, develop or enhance our services, take advantage of business opportunities, or respond to competitive pressures or unanticipated requirements, any of which could seriously harm our business and reduce the value of your investment.

We currently owe $10 million under a loan agreement and we can give no assurance that we will be able to satisfy our obligations under the loan agreement at the maturity date.

On June 11, 2014, we entered into a Loan and Security Agreement pursuant to which the lender agreed to make an aggregate of approximately $10 million available to us under two $5 million secured promissory notes (the “Secured Promissory Notes”). The initial note for approximately $5 million was made on June 11, 2014 (the “Initial Note”) and the second note for approximately $5 million was made on December 31, 2014 (the “Second Note”), which became available following completion of the private placement which we closed in September 2014. The Secured Promissory Notes are repayable over a term of 27 months beginning on July 1, 2015. The Initial Note bears interest at a rate equal to the greater of (w) 11.25% or (x) 11.25% plus the Wall Street Journal Prime Rate, less 3.25%. The Second Note bears interest at a rate equal to the greater of (y) 9.95% or (z) 9.95% plus the Wall Street Journal Prime Rate, less 3.25%. There is no assurance that we will have the funds available to meet our principal and interest payment obligations under the Secured Promissory Notes or that we will be able to satisfy covenants or other obligations under the Secured Promissory Notes. Our covenants under the loan arrangement include certain restrictions with respect to subsequent indebtedness, liens, loans and investments, asset sales, and share repurchases and other restricted payments, subject to certain exceptions. The arrangement also includes financial reporting obligations. An event of default under the Loan and Security Agreement includes, but is not limited to, breach of covenants, insolvency, and occurrence of any default under any agreement or obligation of the Company.

Changes in our effective tax rate may harm our results of operations.

A number of factors may harm our future effective tax rates including, but not limited to, the following:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	the resolution of issues arising from tax audits with various taxing authorities;

•	change in valuation of our deferred tax assets and liabilities;

•	increases in expenses not deductible for tax purposes;

•	changes in available tax credits and deductions;

•	changes in share-based compensation; and

•	changes in tax laws or the interpretation of such tax laws and changes in generally accepted accounting principles.

Because we have incurred losses to date, we have not recorded any income tax provision thus far. At December 31, 2014, we had U.S. federal and state net operating loss carryforwards of approximately $54.8 million and $34.2 million, respectively, that can be carried forward and offset against future taxable income. These net operating loss carryforwards will begin to expire in 2029. Utilization of net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. This limitation may result in the expiration of net operating losses before utilization. We have not yet determined whether any changes in ownership have triggered any such limitations. There can be no assurance that we will utilize the entire amount of our net operating loss carryforwards.

Risk Related to Our Business and Industry

We are completely dependent on the success of our CorPath System, which has a limited commercial history. If our CorPath fails to gain or loses market acceptance, our business will suffer.

We commercially introduced our CorPath System in July 2012, and expect that sales of our CorPath System will account for the majority of our revenue for the foreseeable future. Because of its recent commercial introduction, the CorPath System has limited product and brand recognition. Demand for the CorPath System has not increased as quickly as we expected and we do not know if we will be successful over the long term in generating increased demand for the use of our products. Failure of our CorPath System to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

We operate in a competitive industry and may face competition from potential competitors that develop products, treatments or procedures that are similar, more advanced, safer or more effective than ours.

Our potential competitors may develop products, treatments or procedures that are similar, more advanced, safer or more effective than ours. The medical device industry is very competitive and subject to significant technological and practice changes. We expect to face competition from many different sources with respect to our existing products and products that we may seek to develop or commercialize in the future.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that are safer, more effective, are more convenient or are less expensive than our existing products or any product that we may develop. Many of our potential competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we may have. Mergers and acquisitions in the medical device industry market may result in even more resources being concentrated among a smaller number of our potential competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If institutions or physicians are unable to obtain coverage and reimbursement from third-party payors for procedures using our products, or if reimbursement is insufficient to cover the costs of purchasing our products, we may be unable to generate sufficient sales to support our business.

In the U.S., hospitals generally bill for the services performed with our products to various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans. Currently, there is no incremental reimbursement provided for robotic-assisted PCI. Therefore, using the CorPath System and consumable cassette without an incremental reimbursement will initially increase the up-front cost of the PCI procedure and the cath lab operation based on the cost of the CorPath System and also consumable cassettes. This lack of incremental reimbursement from third-party payors for procedures performed with our products, or lack of coverage by governmental and private payors’ policies of interventional procedures performed using our products, may make use unable to generate the revenues necessary to support our business.

The commercial success of our products will depend upon the degree of market acceptance by hospitals and physicians. Should we not achieve market acceptance, we will not be able to generate the revenue necessary to support our business.

The CorPath System is a new technology that represents a fundamentally new way of performing PCI procedures, however, it competes with established treatment options for PCI procedures. Achieving physician, patient and third-party payor acceptance of the CorPath System as a preferred method of performing vascular procedures will be crucial to our success. If our products fail to achieve market acceptance, hospital customers will not purchase our products and we will not be able to generate the revenue necessary to support our business. We believe that acceptance by hospitals, physicians and third-party payors regarding the benefits of procedures performed using our products will be essential for acceptance of our products by patients. Physicians will not recommend the use of our products unless we can demonstrate that they produce results comparable or superior to existing PCI techniques. Even though we have proven the effectiveness of our products through clinical trials, physicians may elect not to use our products for any number of other reasons. For example, cardiologists may continue to recommend conventional PCI techniques simply because it is already widely accepted. In addition, physicians may be slow to adopt our products because of the perceived liability risks arising from the use of new products and the uncertainty of reimbursement from third-party payors, particularly in light of ongoing health care reform initiatives. We expect that there will be a learning process involved for physicians and their surgical teams to become proficient in the use of our products. Market acceptance could be delayed by the time required to complete this training. We may not be able to rapidly train physicians and their surgical teams in numbers sufficient to generate adequate demand for our products.

Development and awareness of our brand will largely depend upon our success in increasing our customer base. In order to attract and retain customers and to promote and maintain our brand in response to competitive pressures, management plans to significantly increase our sales and marketing budgets, particularly for our field sales force. If we are unable to economically promote or maintain our brand, our business, results of operations and financial condition could be severely harmed.

The successful use of our CorPath System depends in part on physician skill and experience. If we are unable to train physicians on the proper use of our system, we may experience a high risk of product liability.

The successful use of our CorPath System depends in part on the physician’s skill and experience. We train users on the proper techniques in using our system to achieve the intended outcome. Because of the acute nature of PCI procedure, we are unable to have a company representative attend cases using the CorPath System. As the number of users of our system increases, it is possible that the level of training that we are accustomed to providing will be insufficient and some physicians may not be willing to invest the time required to become properly trained with our procedure. We may find that physicians who are less skilled in the use of interventional devices will increasingly use the CorPath System, potentially leading to a higher rate of device failure, injury, negative publicity and an increased risk of product liability. We may be subject to claims against us even if the apparent injury is due to the actions of others. Our business may be adversely affected by any litigation that may occur based on physician error in the use of our products and our potential inability to train physicians to use our CorPath System may lead to inadequate demand for our products and have a material adverse impact on our business, financial condition and results of operations.

Our future success is dependent upon expanding our technology platform to other segments. Our potential inability to expand our technology platform beyond PCI may adversely affect our ability to increase our revenues.

Currently, our only users are interventional cardiologists in PCI procedures. We are dependent on our ability to expand our technology platform and sell our products to other vascular markets in the future, including peripheral, vascular, neurointerventional and other more complex cardiac interventions such as structural heart. The techniques used in our procedure are similar to those used by not only our current user base of interventional cardiologists, but also to those used by other specialists who are generally trained in interventional techniques. Our revenue growth will depend on our ability to obtain approval to sell our CorPath System into these other markets and to sell our products to their physicians and their affiliated hospitals. Convincing physicians to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot provide any assurance that we will be successful in these efforts, if we receive approval. In addition, we do not have significant experience in selling our products to other specialists. They may require, among other things, additional clinical evidence supporting patient and physician benefits, training in a manner to which we are not accustomed or other resources that we do not readily have available or are not cost effective for us to provide. If we are unable to expand into other markets, growth of our sales will be limited and our revenue will be adversely impacted.

Decreasing cath lab patient volume could adversely affect our business, financial condition or results of operations.

Our current target market consists of the estimated 3,250 cath lab rooms in the U.S. that perform PCI procedures, which we estimate represents 40% of the global market of more than 8,000 PCI cath lab rooms. U.S. cath lab patient volume has decreased over the past several years, leading to increased competition for patients. If U.S. cath lab patient volume continues to decrease, it may become more difficult for us to grow revenue and increase market share and could adversely affect our business, financial condition or results of operations. In addition, revenue from the sale of our consumable cassettes to cath labs which already have a CorPath System installed is dependent on how often the systems are utilized. If the utilization rate decreases, our revenues, financial condition and results of operations could be adversely impacted.

We may experience long and variable capital sales cycles and/or seasonality in our business which may cause fluctuations in our financial results.

Our CorPath System may have a lengthy sales and purchase order cycle because it is a major capital item and such a purchase generally requires the approval of senior management of hospitals, their parent organizations, purchasing groups, and/or government bodies, as applicable. In addition, hospitals may delay or accelerate system purchases in conjunction with timing of their capital budget timelines. As a result, it is difficult for us to predict the length of capital sales cycles and, therefore, the exact timing of capital sales. We believe that our sales may tend to be heaviest during the third month of each fiscal quarter, and lighter in the third and first fiscal quarters and heavier in the fourth fiscal quarter. Timing of PCI procedures and changes in the PCI procedure market could directly affect the timing of the purchase of our products by hospitals.

The above factors may contribute to fluctuations in our quarterly operating results and it is possible that in some future quarters our operating results will fall below the expectations of securities analysts or investors. If that happens, the market price of our stock would likely decrease. These fluctuations, among other factors, also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance. In addition, the introduction of new products could adversely impact our sales cycle as customers take additional time to assess the benefits and costs of such products.

If defects are discovered in our products, we may incur additional unforeseen costs, hospitals may not purchase our products and our reputation may suffer.

Our products incorporate mechanical parts, electrical components, optical components and computer software, any of which can contain errors or failures, especially when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after commercial shipment. Because our products are designed to be used to perform complex medical procedures, we expect that our customers will have an increased sensitivity to such defects. We cannot assure that our products will not experience component aging, errors or performance problems in the future. If we experience flaws or performance problems, any of the following could occur:

•	delays in product shipments;

•	loss of revenue;

•	delay in market acceptance;

•	diversion of our resources;

•	damage to our reputation;

•	product recalls;

•	regulatory actions;

•	increased service or warranty costs; or

•	product liability claims.

In the future, we may be subject to product liability and negligence claims relating to the use of our products that could be expensive, divert management’s attention and harm our business.

Our business exposes us to significant risks of product liability claims, which are inherent to the medical device industry, including product liability exposure related to the testing of our CorPath System in human clinical trials. Because our CorPath System is designed to be used in complex surgical procedures, defects could result in a number of complications, including serious personal injury or death. Claims could be brought against us if use or misuse of our CorPath System causes, or merely appears to have caused, personal injury or death. Product liability claims may be brought by individuals or by groups seeking to represent a class.

While we have and intend to maintain product liability insurance, our coverage may not be sufficient to cover claims that may be made against us and we may be unable to maintain such insurance. Additionally, we have entered into various agreements where we indemnify third parties for certain claims relating to our products. These indemnification obligations may require us to pay significant sums of money for claims that are covered by these indemnification obligations. We are not currently subject to any product liability claims; however, future product liability claims against us, regardless of their merit, may result in negative publicity about us that could ultimately harm our reputation and could have a material adverse effect on our business, financial condition, results of operations.

We may be subject to product recalls that could negatively affect our business.

We may be subject to product recalls, withdrawals or seizures if any of our products are believed to cause injury or if we are alleged to have violated governmental regulations in the manufacture, labeling, promotion, sale or distribution of our products. A recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brand and lead to decreased demand for our products. In addition, a recall, withdrawal or seizure of our products would require significant management attention, would likely result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition or results of operations.

Our business may be affected by unfavorable publicity or lack of consumer acceptance.

We are highly dependent upon consumer acceptance of the safety, efficacy and quality of our products. Consumer acceptance of a product can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or to any of our products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less than favorable or that may question earlier favorable research or publicity could have a material adverse effect on our ability to generate revenue. Adverse publicity in the form of published scientific research, statements by regulatory authorities or otherwise, whether or not accurate, that associates the use of our product with adverse effects, or that questions the benefits of our product or a similar product, or that claims that our products are ineffective, could reduce market acceptance of our products and could result in decreased product demand and could have a material adverse effect on our business, reputation, financial condition or results of operations.

We could be subject to significant, uninsured liabilities.

In the future, we may not continue to maintain certain existing insurance coverage or adequate levels of coverage. Premiums for many types of insurance have increased significantly in recent years, and depending on market conditions and our circumstances, in the future, certain types of insurance such as directors’ and officers’ insurance or products liability insurance may not be available on acceptable terms or at all.

We may encounter manufacturing problems or delays that could result in lost revenue.

Manufacturing our products is a complex process. We may encounter difficulties in scaling up or maintaining production of our products, including:

•	problems involving production yields;

•	quality control and assurance;

•	component supply shortages;

•	import or export restrictions on components, materials or technology;

•	shortages of qualified personnel; and

•	compliance with state and federal regulations.

If demand for our products exceeds our manufacturing capacity, we could develop a substantial backlog of customer orders. If we are unable to maintain larger-scale manufacturing capabilities, our ability to generate revenues will be limited and our reputation in the marketplace could be damaged.

Currently, we are experiencing gross margin losses due to lack of economies of scale.

We depend on limited or single source suppliers and vendors for components and services used in the manufacture of our products, and the partial or complete loss of these suppliers or vendors could cause customer supply or production delays and a substantial loss of revenues.

We depend on limited or single source suppliers for certain key components, and limited vendors for certain services, used to manufacture our products, making us susceptible to quality issues, shortages and price changes. Any of these limited or single source suppliers or vendors could stop producing or supplying our components or stop performing services used to manufacture our products, cease operations or be acquired by, or enter into exclusive arrangements with, one or more potential competitors. As a result, these suppliers and vendors could stop providing components or services to us at commercially reasonable prices, or at all. Because there are a limited number of suppliers and vendors that manufacture the components and provide the services used to manufacture our products, it may be difficult to quickly identify alternate suppliers or vendors or to qualify alternative components or services on commercially reasonable terms, and our ability to satisfy customer demand may be adversely affected, which could result a substantial loss of revenue.

Disruption of critical information systems or material breaches in the security of our systems could harm our business customer relations and financial condition.

Information technology helps us operate efficiently, interface with customers, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions or the loss of or damage to intellectual property through security breach. If our data management systems do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results.

Our business requires us to use and store personally identifiable information (“PII”) of our customers, employees and business partners. This may include names, addresses, phone numbers, email addresses, contact preferences, tax identification numbers and payment account information. We require user names and passwords in order to access our information technology systems. We also use encryption and authentication technologies to secure the transmission and storage of data. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management or other irregularity, and result in persons obtaining unauthorized access to our data or accounts. Third parties may attempt to fraudulently induce employees or customers into disclosing user names, passwords or other sensitive information, which may in turn be used to access our information technology systems.

We devote significant resources to network security, data encryption and other security measures to protect our systems and data, but these security measures cannot provide absolute security. We may experience a breach of our systems and may be unable to protect sensitive data. The costs to us to eliminate or alleviate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in unexpected interruptions, delays, cessation of service and may harm our business operations. Moreover, if a computer security breach affects our systems or results in the unauthorized release of PII, our reputation and brand could be materially damaged and use of our products and services could decrease.

Failure to manage growth effectively could prevent us from achieving our goals.

Our growth strategy may impose a significant burden on our administrative and operational resources. Our ability to effectively manage growth depends on our ability to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management and other personnel. Our failure to successfully manage growth could result in our sales not increasing commensurately with capital investments. Our inability to successfully manage growth could materially adversely affect our business.

Any failure to adequately expand our direct sales force will impede our growth. If we are unable to attract, hire and retain qualified sales and management personnel, the commercial opportunity for our products may be diminished.

We expect to be substantially dependent on a direct sales force to attract new business and to manage customer relationships. We plan to expand our direct sales force and believe that there is significant competition for qualified, productive direct sales personnel with advanced sales skills and technical knowledge of our industry. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient direct sales personnel. Recent hires and planned hires may not become as productive as expected and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel, our business prospects could suffer.

As of December 31, 2014 and March 31, 2015, our sales force consisted of 16 and 19 field support and clinical support personnel, respectively. We may not be able to attract, hire, train and retain qualified sales and sales management personnel. If we are not successful in our efforts to maintain and grow a qualified sales force, our ability to independently market and promote our products may be impaired. Even if we are able to effectively maintain a qualified sales force, our sales force may not be successful in commercializing our products.

To successfully market and sell our CorPath System internationally, we must address many issues with which we have little or no experience.

To date, we have primarily marketed our CorPath system domestically in the United States. Over the long term, we intend to grow our business internationally, and to do so we will need to attract distributors or expand our sales operations to effectively sell our CorPath System internationally. Distributors may not commit the necessary resources to market and sell our CorPath System in accordance with our expectations. If future distributors do not perform adequately, or we are unable to locate distributors for particular geographic areas, we may not realize expected long term international revenue growth. International sales are subject to a number of risks, including:

•	varying coverage and reimbursement processes and procedures;

•	difficulties in staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays;

•	political and economic instability; and

•	preference for locally produced products.

If one or more of these risks is realized, it could require us to dedicate significant resources to remedy the situation, our plan to expand internationally may fail and our financial performance may suffer as a result.

If we fail to attract and retain key personnel, or to retain our executive management team, we may be unable to successfully develop or commercialize our products.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified managerial personnel. We are highly dependent upon our executive management team. The loss of the services of any one or more of the members of our executive management team could delay or prevent the successful completion of some of our development and commercialization objectives.

Recruiting and retaining qualified sales and marketing personnel is critical to our success. We may not be able to attract and retain these personnel on acceptable terms. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may also be employed by other companies and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Risks Related to Intellectual Property

If we are unable to obtain and maintain protection for intellectual property relating to our technology and products, the value of our technology and products will be adversely affected.

Our success will depend in part on our ability to obtain and maintain protection for the intellectual property covering or incorporated into our technology and products. The patent situation in the field of medical devices involves complex legal and scientific questions. We rely upon patents, trade secret laws and confidentiality agreements to protect our technology and products. We may not be able to obtain patent rights relating to our technology or products and pending patent applications to which we have rights may not issue as patents or if issued, may not issue in a form that will be advantageous to us. Even if issued, any patents issued to us may be challenged, narrowed, invalidated, held to be unenforceable or circumvented. Changes in either patent laws or in interpretations of patent laws in the United States may diminish the value of our intellectual property or narrow the scope of our patent protection.

Trademark protection of our products may not provide us with a meaningful competitive advantage.

We use trademarks on our products and believe that having distinctive marks is an important factor in marketing them. Distinctive marks may also be important for any additional products that we successfully develop and commercially market. If we initiate legal proceedings to seek to protect our trademarks, the costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful.

We may in the future be a party to patent litigation and administrative proceedings that could be costly and could interfere with our ability to sell our CorPath System.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time consuming and can divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our CoParth System, any of which would have a material adverse effect on our business, results of operations and financial condition. If relevant patents are upheld as valid and enforceable and we are found to infringe, we could be prevented from selling our CorPath System unless we can obtain a license to use technology or ideas covered by such patents or are able to redesign our CorPath System to avoid infringement. We do not know whether any necessary licenses would be available to us on satisfactory terms, if at all, or whether we could redesign our CorPath System or processes to avoid infringement.

Competing products may also appear in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, we could be prevented from marketing our CorPath System in one or more foreign countries.

Risks Related to Regulatory Matters

Recently enacted healthcare legislation reforming the U.S. healthcare system, as well as future reforms, may have a material adverse effect on our financial condition and results of operations.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “the PPACA”), was signed into law which makes changes that are expected to significantly impact healthcare providers, insurers, pharmaceutical and medical device manufacturers. One of the principal aims of the PPACA as currently enacted is to expand health insurance coverage to approximately 32,000,000 uninsured Americans. The consequences of these significant coverage expansions on the sales of our products are unknown and speculative at this point.

The PPACA contains a number of provisions designed to generate the revenues necessary to fund the coverage expansions, among other things. This includes new fees or taxes on certain health-related industries, including medical device manufacturers. Beginning in 2013, medical device manufacturers were required to pay an excise tax (or sales tax) of 2.3% of certain U.S. medical device revenues. Under this provision, we have paid an excise tax of approximately $0.1 million through December 31, 2014, which tax is reflected in our operating expenses. Though there are some exceptions to the excise tax, this excise tax applies to all or most of our products sold within the U.S. The PPACA also establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research; implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models; and creates an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

The PPACA provisions on comparative clinical effectiveness research also extend the initiatives of the American Recovery and Reinvestment Act of 2009, known as the stimulus package, which included $1.1 billion in funding to study the comparative effectiveness of health care treatments and strategies. This stimulus funding was designated for, among other things, conducting, supporting or reviewing research that compares and evaluates the risks and benefits, clinical outcomes, effectiveness and appropriateness of products. The PPACA appropriates additional funding to comparative clinical effectiveness research. Although Congress has indicated that this funding is intended to improve the quality of health care, it remains unclear how the research will impact current Medicare coverage and reimbursement or how new information will influence other third-party payor policies. The taxes imposed by the PPACA and the expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursement by payors using our products, and/or reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect that additional state and federal healthcare reform measures may be adopted in the future, any of which could have a material adverse effect on our industry generally and our ability to successfully commercialize our products or could limit or eliminate our spending on certain development projects.

The U. S. government has in the past considered, is currently considering and may in the future consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect both private and public reimbursement for healthcare services. State and local governments, as well as a number of foreign governments, are also considering or have adopted similar types of policies. Future significant changes in the healthcare systems in the United States or elsewhere, and current uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. We are unable to predict whether other healthcare policies, including policies stemming from legislation or regulations affecting our business, may be proposed or enacted in the future; what effect such policies would have on our business; or the effect ongoing uncertainty about these matters will have on the purchasing decisions of our customers.

We are subject to federal and state laws governing our business practices which, if violated, could result in substantial penalties. Additionally, challenges to or investigations of our practices could cause adverse publicity and be costly to respond to and could otherwise harm our business.

The Medicare and Medicaid anti-kickback laws, and several similar state laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, prohibit payments or other remuneration that could be considered to induce hospitals, physicians or other potential purchasers of our products either to refer patients or to purchase, lease or order, or arrange for or recommend the purchase, lease or order of healthcare products or services for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid. Further, the recently enacted PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government or a whistleblower may assert that a claim (including items or services resulting from a violation of the federal anti-kickback statute) constitutes a false or fraudulent claim for purposes of the false claims statutes. These laws may affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements we may have with hospitals, physicians or other potential purchasers of our products. They particularly impact how we structure our sales offerings, including discount practices, customer support, education and training programs, physician consulting and other service arrangements. These laws are broadly written, and it is often difficult to determine precisely how these laws will be applied to specific circumstances. Violating anti-kickback laws can result in civil and criminal penalties, which can be substantial and include exclusion from government healthcare programs for noncompliance. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to defend, and thus could harm our business and results of operations.

The PPACA also imposes new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and other healthcare providers. Such information must be made publicly available in a searchable format. In addition, device manufacturers will also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of approximately $0.2 million per year (and up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. Device manufacturers were required to begin collecting data on August 1, 2013 and were required to submit reports to the Centers for Medicare & Medicaid Services (“CMS”) by March 31, 2014 and the 90th day of each subsequent calendar year. We submitted a report in a timely manner and believe that we are in compliance with this reporting requirement.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians, including the tracking and reporting of gifts, compensation and other remuneration to physicians. Certain states mandate implementation of commercial compliance programs to ensure compliance with these laws, impose restrictions on device manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians. The shifting commercial compliance environment, and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements, increases the possibility that a healthcare company may be found out of compliance of one or more of the requirements, subjecting us to significant civil monetary penalties.

Compliance with complex foreign and U.S. laws and regulations that apply to our potential international operations increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties in the U.S. and/or abroad. These numerous and sometimes conflicting laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act, and similar laws in foreign countries, such as the U.K. Bribery Act of 2010. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation. Although we intend to implement policies and procedures designed to ensure compliance with these laws, there can be no assurance that our employees, contractors or agents will not violate our policies.

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to track and disclose the source of certain metals used in manufacturing which may stem from minerals (so-called “conflict minerals”) which originate in the Democratic Republic of the Congo or adjoining regions. These metals include tantalum, tin, gold and tungsten. In most cases no acceptable alternative material exists which has the necessary properties. It is not possible to determine the source of the metals by analysis but instead a good faith description of the source of the intermediate components and raw materials must be obtained. The components which incorporate those metals may originate from many sources and we may purchase fabricated products from manufacturers who may have a long and difficult-to-trace supply chain. As the spot price of these materials varies, producers of the metal intermediates can be expected to change the mix of sources used, and components and assemblies which we buy may have a mix of sources as their origin. We do not believe these materials are present in the component parts that we use in our CorPath System, but there can be no assurance that these metals will not be included in our components and assemblies from time to time.

Our products are subject to a lengthy and uncertain domestic regulatory review process. If we do not obtain and maintain the necessary domestic regulatory authorizations, we will not be able to provide our products in the U.S.

Our products and operations are subject to extensive regulation in the U.S. by the FDA. The FDA regulates the development, bench and clinical testing, manufacturing, labeling, storage, record-keeping, promotion, marketing sales, distribution and post-market support and reporting of medical devices in the U.S. to ensure that medical products distributed domestically are safe and effective for their intended uses. In order for us to market our Class II products for use in the U.S., we must first obtain clearance from the FDA pursuant to Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FFDCA”). Clearance under Section 510(k) requires demonstration that a new device is substantially equivalent to another device with 510(k) clearance or grandfathered (“pre-amendment”) status or to a device that was reclassified from Class III to Class II or Class I (those are referred to as predicate devices). If we significantly modify our products after they receive FDA clearance, or seek to market them for additional indications for use, the FDA may require us to submit a separate 510(k) or premarket approval application (“PMA”) for the modified product before we are permitted to market the products in the U.S. In addition, if we develop products in the future that are not considered to be substantially equivalent to a predicate device, we will be required to obtain FDA approval by submitting a PMA. The FDA may not act favorably or quickly in its review of our 510(k) or PMA submissions or we may encounter significant difficulties and costs in our efforts to obtain FDA clearance or approval, any of which could delay or preclude our sale of new products in the U.S. Furthermore, the FDA may request additional data or require us to conduct further testing, or compile more data, including clinical data and clinical studies, in support of a 510(k) submission. Regulatory policy affecting our products can change at any time. The changes and their impact on our business cannot be accurately predicted. For example, in 2011, the FDA announced a Plan of Action to modernize and improve the FDA’s premarket review of medical devices, and has implemented, and continues to implement, reforms intended to streamline the premarket review process. In addition, as part of the Food and Drug Administration Safety and Innovation Act of 2012, Congress enacted several reforms through the Medical Device Regulatory Improvements and additional miscellaneous provisions which will further affect both pre- and post-approval medical device regulation. Changes in the FDA 510(k) process could make clearance more difficult to obtain, increase delay, add uncertainty and have other significant adverse effects on our ability to obtain and maintain clearance for our products. The FDA may also, instead of accepting a 510(k) submission, require us to submit a PMA, which is typically a much more complex, lengthy and burdensome application than a 510(k) submission. To support a PMA, the FDA would likely require that we conduct one or more clinical studies to demonstrate that the device is safe and effective. In some cases such studies may be requested for a 510(k) as well. We may not be able to meet the requirements to obtain 510(k) clearance or PMA approval, in which case the FDA may not grant any necessary clearances or approvals. In addition, the FDA may place significant limitations upon the intended use of our products as a condition to a 510(k) clearance or PMA approval. Product applications can also be denied or withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following clearance or approval. Any delays or failure to obtain FDA clearance or approval of new products we develop, any limitations imposed by the FDA on new product use or the costs of obtaining FDA clearance or approvals could have a material adverse effect on our business, financial condition and results of operations.

In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, a company must, among other things, apply for and obtain Institutional Review Board (IRB”) approval of the proposed investigation. In addition, if the clinical study involves a “significant risk” (as defined by the FDA) to human health, the sponsor of the investigation must also submit and obtain FDA approval of an Investigational Device Exemption (“IDE”) application. Our system product is considered a significant risk device requiring IDE approval prior to investigational use. We may not be able to obtain FDA and/or IRB approval to undertake clinical trials in the U.S. for any new devices we intend to market in the U.S. in the future. If we obtain such approvals, we may not be able to conduct studies which comply with the IDE and other regulations governing clinical investigations or the data from any such trials may not support clearance or approval of the investigational device. Failure to obtain such approvals or to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations. Certainty that clinical trials will meet desired endpoints, produce meaningful or useful data and be free of unexpected adverse effects, or that the FDA will accept the validity of foreign clinical study data cannot be assured, and such uncertainty could preclude or delay market clearance or authorizations resulting in significant financial costs and reduced revenue.

If we fail to obtain regulatory clearances in other countries for existing products or products under development, we will not be able to commercialize these products in those countries.

In order for us to market our products in other countries, we must comply with extensive safety and quality regulations in other countries regarding the quality, safety and efficacy of our products. These regulations, including the requirements for approvals, clearance or grant of Conformité Européenne (“CE”) Certificates of Conformity and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval, clearance or CE Certificates of Conformity (or equivalent) in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business. Approval and CE marking procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval or CE Certificate of Conformity in other countries might differ from that required to obtain FDA clearance. The regulatory approval or CE marking process in other countries may include all of the risks detailed above regarding FDA clearance in the United States. Regulatory approval or the CE marking of a product in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval or a CE Certificate of Conformity in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval or a CE Certificate of Conformity in other countries or any delay or setback in obtaining such approval could have the same adverse effects described above regarding FDA clearance in the United States.

The primary regulatory environment in Europe is that of the European Economic Area (the “EEA”), which is comprised of the 28 Member States of the European Union (“EU”), Iceland, Liechtenstein and Norway. In the European Economic Area (EEA”), our devices are required to comply with the Essential Requirements laid down in Annex I to the Medical Devices Directive (applicable in the non-EU EEA Member States via the Agreement on the EEA). We are also required to ensure compliance with the relevant quality system requirements laid down in the Annexes to the Medical Devices Directive. Companies compliant with ISO requirements such as “EN ISO 13485: 2003 Medical devices—Quality management systems—Requirements for regulatory purposes” benefit from a presumption of conformity with the relevant Essential Requirements or the quality system requirements laid down in the Annexes to the Medical Devices Directive. Following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements and quality system requirements, the Notified Body issues a CE Certificate of Conformity. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related CE Declaration of Conformity. We received a CE Certificate of Conformity for our CorPath System in 2011. We cannot be certain that we will be successful in meeting and continuing to meet the requirements of the Medical Devices Directive in the EEA.

We may incur liability related to the off-label use of our products.

The FDA and the Federal Trade Commission (“FTC”) also regulate the advertising claims of our products to ensure that the claims we make are consistent with our regulatory clearances, that there is scientific data to substantiate the claims and that our advertising is neither false nor misleading. The off-label use of our products may harm our image in the marketplace, result in injuries that lead to product liability suits, which could be costly to our business, or result in costly investigations and sanctions from the FDA and other regulatory bodies if we are deemed to have engaged in off-label promotion.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws in the United States protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. If we are found to be in violation of the privacy rules under HIPAA (or other applicable federal or state laws), we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Complying with FDA regulations is a complex process, and our failure to comply fully could subject us to significant enforcement actions.

Because our products are commercially distributed, numerous quality and post-market regulatory requirements apply, including the following:

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continued compliance to the FDA Quality System Regulations (“QSR”), which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the development and manufacturing process;

•	labeling regulations;

•	the FDA’s general prohibition against false or misleading statements in the labeling or promotion of products for unapproved uses;

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stringent complaint reporting and Medical Device Reporting regulations, which requires that manufacturers keep detailed records of investigations or complaints against their devices and to report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

•	adequate use of the Corrective and Preventive Actions process to identify and correct or prevent significant systemic failures of products or processes or in trends which suggest same; and

•

the reporting of Corrections and Removals, which requires that manufacturers report to the FDA recalls and field corrective actions taken to reduce a risk to health or to remedy a violation of the FFDCA that may pose a risk to health.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of regulatory or enforcement actions, ranging from inspectional observations (Form FDA 483) to a public Warning Letter to more severe civil and criminal sanctions including the seizure of our products and equipment or a ban on the import or export of our products. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

Any modification or change of medical devices cleared for market requires the manufacturer to make a determination whether the change is significant enough to require new 510(k) clearance. We have created labeling, advertising and user training for our CorPath System to describe specific procedures that we believe are fully within the scope of our existing 510(k) indications for use stated in our 510(k) clearances. We cannot assure that the FDA would agree that all such specific procedures are within the scope of the existing general clearance or that we have compiled adequate information to support the safety and efficacy of using the CorPath System for all such specific procedures.

If our manufacturing facilities do not continue to meet federal, state or other manufacturing standards, we may be required to temporarily cease all or part of our manufacturing operations, distribution of our products and/or recall our products which would result in significant product delivery delays and lost revenue.

Our manufacturing facilities are subject to periodic inspection by regulatory authorities and our operations will continue to be regulated and inspected by the FDA and other regulatory agencies for compliance with Current Good Manufacturing Practices (“CGMP”) requirements contained in the QSR and other regulatory requirements. For any CorPath Systems shipped internationally, we are also required to comply with the International Organization for Standardization (“ISO”) quality system standards as well as European Directives and norms in order to produce products for sale in the EU. In addition, many countries such as Canada and Japan have very specific additional regulatory requirements for quality assurance and manufacturing. If we fail to continue to comply with CGMP requirements, as well as ISO or other regulatory standards, we may be required to cease all or part of our operations until we comply with these regulations.

Risks Related to our Common Stock and This Offering

There is a limited trading market for our common stock, and you may not be able to resell your shares at or above the price you paid for them.

There currently is a limited market for our common stock. An investor may find it difficult to obtain accurate quotations as to the market value of the common stock and trading of our common stock may be sporadic. Prior to this offering, trading of our common stock has been conducted on the OTCQB. Generally, securities that are quoted on the OTCQB lack liquidity and analyst coverage, which may result in lower prices for its stock and a larger spread between the bid and asked prices for its stock than might otherwise be obtained if it met the criteria to list its securities on a larger or more established exchange. Our common stock has been approved for listing on the NYSE MKT subject to the meeting of all of the NYSE listing standards on the date of this offering and official notice of issuance. We cannot predict, however, the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE MKT or any other exchange in the future. Additionally, no assurances can be given that the last reported price of our common stock on the OTCQB will correspond to the trading price of our common stock on the NYSE MKT or any other exchange in the future. A more active market for the common stock may never develop. We cannot assure you that the volume of trading in shares of our common stock will increase in the future.

Additionally, general market forces may have a negative effect on our stock price, independent of factors affecting our common stock specifically. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may adversely affect the market for our common stock. This would also make it more difficult for us to raise additional capital.

Our common stock could be considered a “penny stock” in the future if we are not listed on NYSE MKT and do not qualify for an exemption from the “penny stock” restrictions, which may make it more difficult for you to sell your shares.

Our common stock is currently traded on the OTCQB at a price of less than $5.00 per share and, as a result, if we do not qualify for certain exemptions in the future, could be deemed to be a “penny stock” by the SEC and subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in “penny stock.” Our common stock has been approved for listing on the NYSE MKT subject to the meeting of all of the NYSE listing standards on the date of this offering and official notice of issuance. To the extent that our common stock continues to be listed on the NYSE MKT, and we meet certain minimum financial metrics, whether or not we qualify for other exemptions, our common stock will not be considered a “penny stock.”

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that is not listed on a qualified national securities exchange and that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a “penny stock,” unless exempt, these rules require delivery, prior to any transaction in a “penny stock,” of a disclosure schedule relating to the “penny stock” market. Disclosure is also required to be made about current quotations for the securities and commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of “penny stock” disclosing recent price information for the “penny stock” held in the account and information on the limited market in “penny stock.” If our common stock becomes subject to the rules applicable to “penny stock,” the liquidity of our common stock may be adversely affected.

The price of our common stock could be highly volatile due to a number of factors, which could lead to losses by investors and costly securities litigation.

Prior to this offering, our common stock has traded on the OTCQB in limited volumes. Our common stock has been approved for listing on the NYSE MKT subject to the meeting of all of the NYSE listing standards on the date of this offering and official notice of issuance. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on that stock exchange or any other exchange in the future. The trading price of our common stock has experienced volatility while trading on the OTCQB and is likely to continue to be highly volatile in response to a number of factors including, without limitation, the following:

•	limited daily trading volume resulting in the lack of a liquid market;

•	fluctuations in price and volume due to investor speculation and other factors that may not be tied to our financial performance;

•	performance by us in the execution of our business plan;

•	financial viability;

•	actual or anticipated variations in our operating results;

•	announcements of developments by us or our competitors;

•	market conditions in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	adoption of new accounting standards affecting our industry;

•	additions or departures of key personnel;

•	introduction of new products by us or our competitors;

•	sales of our common stock or other securities in the open market;

•	regulatory developments in both the United States and foreign countries;

•	performance of products sold and advertised by licensees in the marketplace;

•	economic and other external factors;

•	period-to-period fluctuations in financial results; and

•	other events or factors, many of which are beyond our control.

The stock market is subject to significant price and volume fluctuations. In the past, and several recent situations, following periods of volatility in the market price of a company’s securities, securities class action litigation has been initiated against such company. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management’s attention and resources, which could harm our business and financial condition.

If we are unable to successfully remediate the material weakness in our internal controls over financial reporting or if additional material weaknesses are discovered in our internal accounting procedures, the accuracy and timing of our financial reporting may be adversely affected, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the audit of our 2014 consolidated financial statements, our independent registered public accounting firm noted a material weakness in our controls relating to our accounting for overhead costs which affected inventories and property and equipment. Specifically, our cost accounting and reserve estimate processes lacked adequate levels of monitoring and review controls to identify and correct inventory valuation errors in a timely manner, which was primarily the result of an insufficient number of qualified accounting resources to ensure adequate technical review of inventory accounting issues during the financial statement close process. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Any failure to develop or maintain effective internal controls over financial reporting or difficulties encountered in implementing or improving our internal controls over financial reporting could harm our operating results and prevent us from meeting our reporting obligations. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly. In addition, investors relying upon this misinformation could make an uninformed investment decision, and we could be subject to sanctions or investigations by the Commission or other regulatory authorities or to stockholder class action securities litigation.

We cannot assure you that measures being taken in order to remediate the material weakness described above will fully remediate such material weakness. We also cannot assure you that we have identified all of our existing control deficiencies or that we will not in the future have additional material weaknesses.

We are an “emerging growth company” as defined in the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements applicable to public companies that are not “emerging growth companies” including:

•

the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•

the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Protection Act, or Dodd-Frank Act, and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our chief executive officer;

•

the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and instead provide a reduced level of disclosure concerning executive compensation; and

•	any rules that the Public Company Accounting Oversight Board may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the fifth year after the first sale of our securities as a public reporting company on January 18, 2012; (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

We currently take advantage of some, but not all, of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” For example, we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company,” which may increase the risk that material weaknesses or significant deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and may decline.

Our Board of Directors may issue and fix the terms of shares of our preferred stock without stockholder approval and we are subject to Nevada law, each of which may delay or prevent a change in control of our Company.

Our Articles of Incorporation, as amended, authorize the issuance of up to 10,000,000 shares of Preferred Stock, $0.0001 par value per share, with such designation rights and preferences as may be determined from time to time by the Board of Directors. Our Board of Directors is empowered, without stockholder approval, to issue shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuances, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our Company.

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (the “NRS”), generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, unless (a) the combination was approved by the board of directors prior to the person becoming an interested stockholder or (b) the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder. After the expiration of two years after the person becomes an interested stockholder, a Nevada corporation subject to the statue may not engage in a combination with an interested stockholder unless either (a) or (b) above are satisfied or the combination is approved after expiration of such two year period by a majority of the voting power held by disinterred stockholder; or the consideration to be paid in the combination is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (ii) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher or (ii) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher. The NRS business combination provisions may have the effect of discouraging, delaying or preventing a change in control of our Company.

Future sales by our stockholders may negatively affect our stock price and our ability to raise funds in new stock offerings.

Sales of our common stock in the public market could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 105,883,157 shares of common stock issued and outstanding as of March 31, 2015, approximately 11,510,300 shares are freely tradable without restriction by stockholders who are not our affiliates. We issued an aggregate of 73,360,287 shares of common stock to the former shareholders of Corindus, Inc. pursuant to an exemption from the registration requirements of the Securities Act of 1933, and such shares are “restricted securities” as defined in Rule 144. In addition to being subject to restrictions on transfer imposed under federal securities laws, each holder of the newly issued shares entered into a lock-up agreement, which among other things, restricts the sale or transfer of these shares for specified periods. Under the lock-up agreement, each holder is prohibited from selling or disposing of securities of our Company held thereby until August 12, 2015 (the one year anniversary of the closing of the Acquisition) and after the completion of this 12-month lock-up period, such holders are prohibited from selling or disposing of more than 5.0% of securities of our Company held thereby per each rolling

90-day period (beginning with the holder’s first sale of securities following the initial 12-month lock-up period) over the following 12-month period. Our affiliates hold 79,533,257 shares, all of which shares may be resold in the public market only when released from the provisions of a lock-up agreement, when and if registered pursuant to an exemption from registration, or pursuant to the applicable requirements of Rule 144 of the Securities Act of 1933. Although we have no current plans to do so, we may waive the restrictions on transfer under these lock-up agreements in the future. When the shares covered under the lock-up agreements become available for resale, sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could materially adversely affect the market price of our common stock.

Insiders have substantial control over the outstanding shares of the Company’s common stock and could delay or prevent a change in corporate control, including a transaction in which the Company’s stockholders could sell or exchange their shares for a premium.

As of the filing of this prospectus, our directors and executive officers beneficially own an aggregate of approximately 51% of our outstanding shares of common stock. As a result, our directors and executive officers, if acting together, may have the ability to affect the outcome of matters submitted to stockholders for approval, including the election and removal of directors, and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons acting together may have the ability to control our management and business affairs. Accordingly, this concentration of ownership may harm the value of our common stock by:

•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination; or

•	discouraging a potential acquirer from making an acquisition proposal or otherwise attempting to obtain control.

We do not expect to pay dividends and investors should not buy our common stock expecting to receive dividends.

We do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends. Since we do not pay dividends, and if we are not successful in establishing an orderly trading market for our shares, then you may not have any manner to liquidate or receive any payment on your investment. Therefore our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds which could affect our ability to expand our business operations.

Securities analysts may not cover our common stock and this may have a negative impact on our common stock’s market price.

The future trading market for our common stock may depend on the research and reports that securities analysts publish about us or our business. We do not have any control over these analysts. We may face additional risks since we became a public company through an acquisition which, for accounting purposes, was treated as a reverse merger. There is no guarantee that securities analysts will cover our common stock and there may be little incentive to brokerage firms to recommend the purchase of our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price, if any. If we are covered by securities analysts who downgrade our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We are likely to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock.

We have financed our operations, and we expect to continue to finance our operations, make acquisitions and develop strategic relationships by issuing equity or convertible debt securities which could significantly reduce the percentage ownership of our existing stockholders. Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of our existing common stock. Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our common stock to decline. We may also raise additional funds through the incurrence of debt, and the holders of any debt we may issue would have rights superior to your rights in the event we are not successful and are forced to seek the protection of the bankruptcy laws.

The lack of substantial public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws.

Our management team has limited experience in working with public companies which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including the establishing and maintaining internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934 which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a public company would be in jeopardy in which event you could lose your entire investment in our Company.

Our management will be devoting substantial time to comply with regulations and we will incur significant costs as a public company.

As a public company, we will be subject to certain rules and regulations. In particular, the Sarbanes-Oxley Act and rules subsequently implemented by the Commission impose various requirements on public companies with respect to corporate governance practices. The Sarbanes-Oxley Act requires, among other things, that our management maintain adequate disclosure controls and procedures and internal control over financial reporting. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, as applicable, our independent registered public accounting firm, to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with the foregoing will require us to expend significant management efforts.

Additionally, we will incur significant legal and financial compliance costs associated with our public company reporting requirements, costs associated with applicable corporate governance and accounting requirements, We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We will have broad discretion over the use of the net proceeds from this offering.

We intend to use the net proceeds for general corporate purposes. Our judgment may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which we base our decisions.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and as a result, our share price could decline.

The offering price will be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, based on our capitalization as of March 31, 2015, investors purchasing shares of common stock in this offering will incur immediate and substantial dilution of $3.77 per share, based on the assumed public offering price of $4.25 per share, the last reported sale price of our common stock on the OTCQB on May 22, 2015. In addition to this offering, subject to market conditions and other factors, we likely will pursue raising additional funds in the future, as we continue to build our business. In future years, we will likely need to raise significant additional funding to finance our operations and to fund clinical trials, regulatory submissions and the development, manufacture and marketing of other products under development and new product opportunities. Accordingly, we may conduct substantial future offerings of equity or debt securities. We may also acquire or license other technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will also result in dilution to investors. In addition, the market price of our common stock could fall as a result of resales of any of these shares of common stock due to an increased number of shares available for sale in the market. See “Dilution” for additional information.

Even if we are listed on the NYSE MKT, there can be no assurance that we will be able to comply with continued listing standards of the NYSE MKT.

Even if we sustain a market price of our common stock sufficient to obtain an initial listing on the NYSE MKT, we cannot assure you that we will be able to continue to comply with the minimum bid price and the other standards that we are required to meet in order to maintain a listing of our common stock on the NYSE MKT. Our failure to continue to meet these requirements may result in our common stock being delisted from the NYSE MKT.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future operating results and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other similar expressions.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, without limitation, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the key factors that could cause actual results to differ from our expectations include the following:

•	our operating losses incurred since inception and anticipated for the foreseeable future;

•	our ability to continue as a going concern;

•	our ability to maintain or increase sales of our products;

•	our ability to obtain additional financing;

•	the effects of laws, regulations, and enforcement;

•	our dependence on third-party manufacturers;

•	our ability to gain and retain market acceptance for our products;

•	the competitive nature of the industry in which we conduct our business;

•	the impact of product liability lawsuits;

•	unfavorable publicity or lack of customer acceptance;

•	our reliance on our executive officers;

•	our ability to expand our direct sales force;

•	our ability to maintain optimal inventory levels;

•	product recalls;

•	our inability to manage our growth;

•	the conduct of our employees;

•	our ability to protect our intellectual property and not infringe on the intellectual property of others; and

•	our ability to establish and maintain proper internal controls and comply with the financial reporting obligations of the SEC and Sarbanes-Oxley.

Readers are urged to consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $43.4 million, based on the assumed offering price of $4.25 per share, the last reported sale price of our common stock on the OTCQB on May 22, 2015, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $50.0 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed public offering price of $4.25 per share, which is the last reported sale price of our common stock on the OTCQB on May 22, 2015, would increase or decrease the net proceeds from this offering by approximately $10.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, and technologies. Although we have no specific agreements, commitments, or understandings with respect to any acquisition, we evaluate acquisition opportunities and engage in related discussions with other companies from time to time.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

PRICE RANGE OF OUR COMMON STOCK

Market Information

Our common stock is currently listed on the OTCQB under the symbol “CVRS.” Our common stock has been approved for listing on the NYSE MKT under the symbol “CVRS” subject to the meeting of all the NYSE listing standards on the date of this offering and official notice of issuance.

The following table shows the high and low sales prices of our common stock for each full quarterly period for year ended December 2014, for the quarter ended March 31, 2015 and for the period from April 1, 2015 to May 22, 2015. The below market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. On May 22, 2015, the closing bid price for our common stock was $4.25 per share.

	High	Low
Year ended December 31, 2014
First Quarter	*	*
Second Quarter	*	*
Third Quarter	$ 3.70	$ 2.60
Fourth Quarter	$ 4.25	$ 2.60

Year Ended December 31, 2015
First Quarter	$ 4.25	$ 4.18
Second Quarter (May 22, 2015)	$ 4.25	$ 4.00

* During the period from December 31, 2012 to June 30, 2014, there were no trades recorded.

Holders

On May 7, 2015, we had 105 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any cash dividend. We do not anticipate that we will declare or pay any dividends in the foreseeable future. Our current policy is to retain earnings, if any, to fund operations and develop and grow our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, operating results, capital requirements, applicable contractual restrictions, restrictions in our organizational documents, and any other factors that our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015:

•	on an actual basis, and

•

on an as adjusted basis to give effect to the receipt by us of estimated net proceeds of $43.4 million from the issuance and sale of 11,000,000 shares of common stock by us in this offering, assuming a public offering price of $4.25 per share, which was the last reported sale price of our common stock on the OTCQB on May 22, 2015, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

You should read this table together with the sections entitled “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	As adjusted(1)
	(in thousands, except per share data)
	(unaudited)
Cash and cash equivalents	$22,015	$65,460

Long term debt, net of current portion	$6,677	$6,677

Preferred stock, $0.0001 par value, 10,000,000 shares authorized and none issued and outstanding, actual and as adjusted	$—	—
Common stock, $0.0001 par value, 250,000,000 shares authorized and 105,883,157 shares issued and outstanding, actual and 116,883,157 shares issued and outstanding, as adjusted	11	12
Additional paid-in capital	104,746	148,190
Accumulated deficit	(92,046)	(92,046)

Total stockholders’ equity	$12,711	$56,156

Total capitalization	$19,388	$62,833

(1)

A $1.00 increase or decrease, as applicable, in the assumed public offering price of $4.25 per share, would increase or decrease, as applicable, each of cash and cash equivalents, additional paid-in capital, stockholders’ equity and total capitalization by approximately $10.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock outstanding after this offering is based on 105,883,157 shares of our common stock outstanding as of March 31, 2015 and excludes:

•	5,207,379 shares of common stock issuable upon exercise of warrants outstanding at a weighted-average exercise price of $1.08;

•	8,779,622 shares of common stock issuable upon the exercise of stock options issued pursuant to our 2014 Stock Award Plan and outstanding at a weighted-average exercise price of $0.68 per share; and

•	255,394(1) shares of common stock available for future issuance under our 2014 Stock Award Plan.

(1)

Represents shares of common stock available for future issuance under our 2014 Stock Award Plan as of March 31, 2015. On April 30, 2015, shares available for issuance under the 2014 Stock Award Plan were increased by 9,626,840 shares.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options or warrants described above; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments, if any.

DILUTION

If you invest in our common stock, your interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after giving effect to this offering.

Our net tangible book value as of March 31, 2015 was approximately $12.7 million, or $0.12 per share of common stock, based upon 105,883,157 shares of common stock outstanding as of that date. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. After giving effect to the sale of 11,000,000 shares in this offering at the assumed public offering price of $4.25 per share, the last reported sale price of our common stock on the OTCQB on May 22, 2015, and after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, as adjusted net tangible book value at March 31, 2015 would have been approximately $56.2 million, or $0.48 per share. This represents an immediate increase in net tangible book value of approximately $0.36 per share to our existing stockholders, and an immediate dilution of $3.77 per share to investors purchasing securities in the offering.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

The following table illustrates the per share dilution to investors purchasing securities in the offering:

Assumed public offering price per share		$4.25
Net tangible book value per share as of March 31, 2015	$0.12
Increase in net tangible book value per share attributable to this offering	$0.36

As adjusted net tangible book value per share as of March 31, 2015, after this offering		$0.48

Dilution per share to new investors in this offering		$3.77

The following table sets forth potential shares of common stock, as of March 31, 2015, that are not included in the calculation of the above dilution calculation:

Stock options outstanding	8,779,622
Warrants to purchase common stock	5,207,379

Each $1.00 increase or decrease in the assumed public offering price of $4.25 per share, which is the last reported sale price of our common stock on the OTCQB on May 22, 2015, would increase or decrease, as applicable, our as adjusted net tangible book value by approximately $10.3 million, or approximately $0.09 per share, and the dilution per share to new investors in this offering by approximately $0.91 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock outstanding after this offering is based on 105,883,157 shares of our common stock outstanding as of March 31, 2015 and excludes:

•	5,207,379 shares of common stock issuable upon exercise of warrants outstanding at a weighted-average exercise price of $1.08;

•	8,779,622 shares of common stock issuable upon the exercise of stock options issued pursuant to our 2014 Stock Award Plan and outstanding at a weighted-average exercise price of $0.68 per share; and

•	255,394(1) shares of common stock available for future issuance under our 2014 Stock Award Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options or warrants described above; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments, if any.

(1)

Represents shares of common stock available for future issuance under our 2014 Stock Award Plan as of March 31, 2015. On April 30, 2015, shares available for issuance under the 2014 Stock Award Plan were increased by 9,626,840 shares.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected consolidated financial data of Corindus Vascular Robotics, Inc. The selected consolidated financial data of Corindus Vascular Robotics, Inc. for the years ended December 31, 2013 and 2014, and as of December 31, 2013 and 2014, are derived from the audited financial statements and related notes of Corindus Vascular Robotics, Inc. contained herein, audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated financial data of Corindus Vascular Robotics, Inc. for the three months ended March 31, 2014 and 2015, and as of March 31, 2015, are derived from the unaudited condensed consolidated financial statements and related notes of Corindus Vascular Robotics, Inc. contained herein. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Capitalization”, “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands, except share and per share data)
			(unaudited)
Statement of Operations Data:
Revenue	$896	$2,983	$730	$776
Gross loss	(1,534)	(1,921)	(653)	(25)
Operating Expenses	13,014	19,784	4,949	6,747
Operating loss	(14,548)	(21,705)	(5,602)	(6,772)
Net loss and comprehensive loss	$(14,691)	$(24,541)	$(3,834)	$(7,169)

Net loss per share—basic and diluted(1)	$(0.20)	$(0.29)	$(0.05)	$(0.07)

Weighted-average number of common stock outstanding—basic and diluted	73,360,259	84,990,198	73,360,287	105,883,157

	As of December 31,		As of March 31, 2015
	2013	2014
	(in thousands)
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$9,845	$28,526	$22,015
Working capital	11,387	26,231	18,129
Total assets	14,768	32,836	26,198
Long term debt, net of current portion	—	7,594	6,677
Total liabilities	4,728	13,054	13,487
Accumulated deficit	(60,336)	(84,877)	(92,046)
Total stockholders’ equity	10,040	19,782	12,711

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
			(unaudited)
Cash Flow Data:
Net cash used in operating activities	$(15,303)	$(18,571)	$(4,109)	$(6,358)
Net cash used in investing activities	(378)	(122)	(21)	(103)
Net cash provided by (used in) financing activities	(10)	37,374	—	(50)

(1)

Basic net loss per share is computed by dividing net loss by the weighted average shares of common stock outstanding for each period. Diluted net loss per share is the same as basic net loss per share since the Company has net losses for each period presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with “Selected Consolidated Financial and other Data” and the historical financial statements and related notes, all included elsewhere herein. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. You should read “Risk Factors” elsewhere herein for a discussion of important factors that could cause or contribute to these differences. Historical financial information presented for the years ended December 31, 2013 and December 31, 2014 and for the three months ended March 31, 2014 and March 31, 2015 is that of Corindus Vascular Robotics, Inc.

Overview

Corindus Vascular Robotics, Inc., a Nevada corporation, is the surviving company of the reverse acquisition of Corindus, Inc., a privately-held company, by YIDI, the public registrant and legal acquirer, on August 12, 2014. Our corporate headquarters and research and development facility are in Waltham, Massachusetts and we are engaged in the design, manufacture and sale of CorPath Systems.

Since our inception on March 21, 2002, we have devoted our efforts principally to research and development, business development activities and raising capital. In July 2012, we received clearance from the FDA to market our CorPath System in the United States and shipped our first commercial product under this clearance in September 2012. In 2013, we moved into the growth stage, investing in sales and marketing in order to build the customer base. Our future capital requirements will depend upon many factors, including progress with developing, manufacturing and marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, its ability to establish collaborative arrangements, marketing activities and competing technological and market developments, including regulatory changes affecting medical procedure reimbursement, and overall economic conditions in our target markets.

Reverse Acquisition Transaction

On August 12, 2014, we consummated the Acquisition pursuant to the Acquisition Agreement between the Company and Corindus, Inc. Prior to the Acquisition, all outstanding shares of Series A through E Redeemable Convertible Preferred Stock of Corindus, Inc. were converted into 2,811,499 shares of common stock of Corindus, Inc.

Pursuant to the terms of the Acquisition Agreement, (i) all outstanding shares of common stock of Corindus, Inc., $0.01 par value per share, were exchanged for shares of the Company’s common stock, $0.0001 par value per share, and (ii) all outstanding options and warrants to purchase Corindus, Inc. shares were exchanged for or replaced with options and warrants to acquire the Company’s common stock. The exchange ratio was one for 25.00207 shares.

Immediately after the transfer of the former business of YIDI, the business of Corindus, Inc. became our sole focus and our name was changed to Corindus Vascular Robotics, Inc.

In connection with the Acquisition, we issued 1,000,000 shares of common stock to a private investor at a price of $2.00 per share in exchange for proceeds of $2.0 million.

Since former Corindus, Inc. shareholders owned, immediately following the Acquisition, 80% of the combined company on a fully diluted basis and all members of the combined company’s executive management and Board of Directors, were from Corindus, Inc., Corindus, Inc. was deemed to be the acquiring company for accounting purposes and the transaction was accounted for as a reverse acquisition in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

All share and per share amounts in the consolidated financial statements and related notes as well as in this management’s discussion and analysis of financial condition and results of operations have been retrospectively adjusted to reflect (i) the conversion of the Series A through E Redeemable Convertible Preferred Stock into common stock, and (ii) the one for 25.00207 exchange of shares of common stock.

Equity Financing

On September 16, 2014, the Company closed on a Private Placement for the sale of an aggregate of 10,666,570 shares of common stock at $2.50 per share, for an aggregate purchase price of approximately $26.7 million or net proceeds of approximately $25.5 million for use in sales and marketing, research and development, and general corporate purposes. As a result of the transaction, an additional $5.0 million became available to the Company under a Loan and Security Agreement, which the Company drew down on December 31, 2014.

The following discussion and analysis provides information which we believe to be relevant to an assessment and understanding of our results of operations and financial condition. This discussion should be read together with Corindus’ consolidated financial statements and the notes to the consolidated financial statements for the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2014 and 2015, which are included herein. The reported results will not necessarily reflect future results of operations or financial condition.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, income taxes, stock-based compensation, inventories and warrant revaluation. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as “critical” because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate. We use the best information available to us to make our judgments and estimates; however, actual results may be different. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. It is important that the discussion of our operating results that follows be read in conjunction with the critical accounting policies discussed below.

Additionally, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are irrevocably choosing to “opt out” of such extended transition period and, as a result, we will comply with such new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Once this election is made, it is irrevocable.

Revenue Recognition

Revenue related to the sale of our products is recognized when persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, collectability is reasonably assured, and risk of loss transfers, usually when products are shipped and/or installed and accepted. Our products are sold to customers with no right of return.

We have sold the CorPath System through our exclusive worldwide distributor, Philips Medical Systems Nederland B.V. (“Philips”) from the date we launched our system sales. In November 2013, we amended our distribution agreement with Philips to allow our sales force to sell directly to customers as well. On August 7, 2014, our distribution agreement with Philips expired.

We currently sell our CorPath Systems directly to customers primarily through our internal sales force and to a lesser extent through distributors where we seek strategic opportunities. We will continue to sell CorPath Systems through Philips under a non-exclusive arrangement under mutually agreeable terms on a sale by sale basis until such time we either execute a new distribution arrangement with Philips or we no longer do business with Philips. There is no assurance that we will enter into a new distribution arrangement with Philips or on terms acceptable to us. We also sell through other distributors on a one-off basis through purchase orders. We expect to enter into contracts with other distributors in the future.

We are responsible for installation and initial training. We consider all the elements of the sale of the system, including installation and initial training, to be a single unit of accounting in accordance with revenue recognition under U.S. GAAP. Revenue is recognized for the entire arrangement (system, installation and initial training) upon acceptance by the end-user customer.

We sell CorPath Cassettes and accessories directly to end users. The revenue from the sale of these products is generally recorded when the items are shipped.

We recognize revenue on multiple-element arrangements in accordance with Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements, based on the estimated selling price of each element. In accordance with ASU 2009-13, we use vendor-specific objective evidence (“VSOE”), if available, to determine the selling price of each element. If VSOE is not available, we use third-party evidence (“TPE”) to determine the selling price. If TPE is not available, we use our best estimate to develop the estimated selling price.

We provide a one-year warranty on our CorPath Systems for which the cost is accrued at the time of sale.

We sell basic and premium service plans to extend our initial warranty period and provide component upgrades in the event of technological or physical obsolescence. Revenue is allocated based on our best estimate of the selling price of each service. Extended warranty revenue is recognized on a straight-line basis over the life of the service contract and upgrade revenue is recognized in proportion to the costs incurred with the delivery of the upgrade. Revenues from services administered by us that are not covered by a service contract are recognized as the services are provided. In certain instances, we may sell products together with service contracts.

Income Taxes

We account for income taxes using the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. We have provided a valuation allowance to reduce deferred tax assets to amounts that are realizable based on uncertainty of future taxable income.

We account for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. Corindus has not had an uncertain tax position to date.

Stock-Based Compensation

We recognize compensation costs resulting from the issuance of stock-based awards to employees as an expense in the consolidated statement of operations over the requisite service period based on a measurement of fair value for each stock award. Stock-based compensation is charged to the respective line items in our statement of operations to which the employee’s services are classified. Compensation costs associated with stock-based awards to non-employees are measured at fair value on the date of grant and re-measured at the fair value on the date the awards vest and for those awards that have not vested at the end of each reporting period. We use the Black-Scholes-Merton Option Pricing Model (“Black-Scholes Model”) to determine the fair value of the awards. The key assumptions in the Black-Scholes Model include an estimate of the volatility of our stock, the risk-free interest rate, forfeiture rate, and the expected period the stock option will be exercised over.

Prior to the completion of the Acquisition, the fair value of the common stock for purposes of equity incentive awards was determined by our Board of Directors after considering a broad range of factors, including the results obtained from an independent third-party valuation, the illiquid nature of an investment in our common stock, our historical financial performance and financial position, our future prospects and opportunity for liquidity events, and recent sale and offer prices of common and preferred stock in private transactions negotiated at arm’s length. Subsequent to the Acquisition, the fair value of our common stock is based on trading of our stock on the OTCQB.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. Given the early stage of commercialization of our CorPath System, we routinely monitor the recoverability of our inventory and record the lower of cost or market reserves, or reserves for excess and obsolete inventory, as required. We also monitor the utilization of our production facility and we record the costs of under-utilization of the production facility directly to cost of revenue.

Warrant Revaluation

Warrants to purchase shares of redeemable convertible preferred stock of Corindus, Inc., outstanding prior to the Acquisition met the criteria for treatment as a liability and were required to be re-measured for their fair value at each reporting period prior to the closing of the Acquisition at which time the liability was reclassified to stockholders’ equity. We classify warrants within stockholders’ equity on the consolidated balance sheets if the warrants are considered to be indexed to Corindus, Inc.’s own stock, and otherwise would be recorded in stockholders’ equity.

Components of Results of Operations

The following is a description of what comprises each of our significant statement of operations captions:

Revenues

We generate our revenues primarily from the sale of the CorPath System, CorPath Cassettes, accessories and service contracts.

Cost of Revenue

Cost of revenue represents the cost of materials for the CorPath System, CorPath Cassettes and accessories, service labor and labor and overhead of production facilities.

Research and Development

Research and development expenses consist primarily of salaries for our research and development, clinical and regulatory employees, and certain operating costs related to research and development and third party contractor costs.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of salaries for our executives and our marketing, finance, legal, human resource, and other administrative employees as well as salaries and commissions of our internal sales force. Selling, general and administrative expenses also include marketing program costs and outside consulting, legal and accounting services, and facilities and other supporting overhead costs. We also include shipping costs for CorPath Systems and CorPath Cassettes in selling, general and administrative expense.

Restructuring Charge

The restructuring charge consists of a reduction in the general workforce as a result of a cost control initiative launched in January 2014 while we pursued financing alternatives.

Other Income (Expense)

Other income (expense) primarily represents changes in the warrant revaluation driven by changes in fair value of the underlying Redeemable Convertible Preferred Stock into which the warrants were exercisable.

Results of Operations

Discussion of Year Ended December 31, 2013 compared to Year Ended December 31, 2014

	Year Ended December 31,
	2013	2014
	(in thousands)
Revenue	$896	$2,983
Cost of revenue	2,430	4,904

Gross loss	(1,534)	(1,921)

Operating expenses:
Research and development	4,793	6,607
Selling, general and administrative	8,221	13,002
Restructuring charge	—	175

Total operating expenses	13,014	19,784

Operating loss	(14,548)	(21,705)

Other income (expense):
Warrant revaluation	(171)	(2,421)
Interest and other income (expense)	28	(415)

Total other expense, net	(143)	(2,836)

Net loss and comprehensive loss	$(14,691)	$(24,541)

Revenue: Revenue increased from approximately $0.9 million for the year ended December 31, 2013 to approximately $3.0 million for the year ended December 31, 2014. This revenue increase was due primarily to an increase in CorPath System sales from approximately $0.7 million during the year ended December 31, 2013 to approximately $2.3 million during the year ended December 31, 2014, resulting from an increase in our sales force. The sales of our CorPath Cassettes and accessories increased from $0.2 million for the year ended December 31, 2013 to $0.5 million for the year ended December 31, 2014, due to a larger installed base. We sold six CorPath Systems and 11 CorPath Systems during the years ended December 31, 2013 and 2014, respectively, and our average selling price increased by 84.3% from the year ended December 31, 2013 to the year ended December 31, 2014. The average selling price of our CorPath System in 2014 included the sale of a CorPath System to an international customer during the second quarter of 2014 at a price substantially higher than our previous pricing. Exclusive of this sale, our average CorPath System price increased by 36.0% over 2013. The volume and average price of our CorPath Cassettes and accessories increased by 540 units and 12.4% from the year ended December 31, 2013 to the year ended December 31, 2014. Revenues under our CUPs represented 18.8% and 30.4% for the year ended December 31, 2013 and 2014, respectively, of our total revenues for the sale of consumables.

We believe the number of systems sold on a quarterly basis will fluctuate due to the unevenness of customer purchasing patterns associated with the early stage of commercialization of our product and market acceptance along with the development of a dedicated and consistent sales force. In 2014, we sold four systems in the first quarter, two in the second quarter, one in the third quarter, and four in the fourth quarter. Additionally, we expect variability in the sales of our consumables until our product receives wider market acceptance.

Philips, as our sole distributor until August 2014 (although we began also selling directly to customers in November of 2013), is a customer that constituted a substantial portion of our revenues. As we have developed our own sales and marketing resources and now sell directly to customers, Philips has increasingly represented a lower percentage of our revenues. Philips accounted for approximately 71% and 11% of our revenues for the years ended December 31, 2013 and 2014, respectively. Our distribution agreement with Philips provided for the sale of our CorPath Systems to Philips at established discounted pricing. Our distribution agreement with Philips expired on August 7, 2014. We currently sell our CorPath Systems directly to customers primarily through our internal sales force and, to a lesser extent, through distributors where we seek strategic opportunities.

We will continue to sell CorPath Systems through Philips on a sale by sale basis under a non-exclusive arrangement under mutually agreeable terms, which may include a continued level of discounted pricing, until such time we either execute a new distribution arrangement with Philips or we no longer do business with Philips. On November 18, 2014, following the termination of the distribution agreement with Philips, we entered into a purchase order with Philips for the purchase of one CorPath System on behalf of an end user, which was sold in the first quarter of 2015, at discounted pricing, which was approximately sixty-five percent (65%) less than the one direct system sale made in the third quarter of 2014 for a sales price of approximately $352 thousand. There is no assurance that we will enter into a new distribution arrangement with Philips on terms acceptable to us. We do not expect the expiration of the distribution agreement with Philips to have a material impact on revenues; however, there are no assurances that that will be the case given our early stage of commercialization.

Given the relatively small number of customers due to the early stage of the Company’s commercialization and the price of the CorPath System relative to consumables, customers that purchase a system in a specific period tend to make up a significant percentage of revenue in that period.

Cost of Revenue: Cost of revenue increased from approximately $2.4 million for the year ended December 31, 2013 to approximately $4.9 million for the year ended December 31, 2014, which includes the correction of an immaterial error in the amount of approximately $0.6 million in 2014 primarily associated with excess overhead costs capitalized in 2013. Cost of revenue represents the cost of materials for the CorPath System and CorPath Cassettes, as well as labor and overhead at our production facility. At the Company’s current volumes, our cost to manufacture the CorPath System is approximately $0.1 million and the cost to manufacture cassettes averages approximately $1 thousand per cassette. We expect these costs to decrease as we obtain economies of scale with respect to purchasing and production and continue to incorporate design enhancements. The increase in cost of revenues in 2014 reflects increased material costs associated with sales as well as additional labor and overhead costs. In 2014, we wrote inventories down in the amount of $0.3 million to the lower of cost or market for CorPath Cassettes as our cost of production exceeded the average selling price. Additionally, we recorded directly to cost of revenue approximately $1.5 million of overhead costs due to the under-utilization of our production facility, exclusive of the $0.6 million related to the immaterial correction of the error related to 2013.

Gross Loss: Gross loss increased from approximately $1.5 million for the year ended December 31, 2013 to approximately $1.9 million for the year ended December 31, 2014. We have not generated enough sales volume of CorPath Systems to offset the costs of our production facility and, therefore, have generated a gross loss. We expect our gross margin (loss) to continue to fluctuate due to the timing and volume of product shipments and the related levels of utilized or underutilized production capacity.

Research and Development: Research and development expenses increased from approximately $4.8 million for the year ended December 31, 2013 to approximately $6.6 million for the year ended December 31, 2014, due to investments in the development of the next generation CorPath System through a combination of additional employees and outsourced contractor services.

Selling, General and Administrative: Selling, general and administrative expenses increased from approximately $8.2 million for the year ended December 31, 2013 to approximately $13.0 million for the year ended December 31, 2014, representing an increase of $4.8 million of which $2.4 million related to sales and marketing expenses. This increase is due to the expansion of the direct sales force, strategic marketing investments, legal expense associated with a financing arrangement which was not completed earlier in the year as well as legal, accounting and auditing fees in the amount of $1.1 million associated with the Acquisition transaction which occurred in August 2014 and the Private Placement transaction that followed. We expect to incur incremental costs of approximately $1.0 million annually to operate as a publicly-traded company.

Restructuring Charge: We recorded a restructuring charge for the year ended December 31, 2014 of approximately $0.2 million due to a reduction in the general workforce as a result of a cost control initiative launched while we pursued financing alternatives.

Other Income (Expense): Other expense, net, increased approximately $2.7 million for the year ended December 31, 2014 over the year ended December 31, 2013, due primarily to the revaluation of the warrant based on the increase in value of the underlying Preferred Stock, as well as additional interest expense incurred related to our borrowing arrangement in 2014. The warrants to purchase shares of Series A, D and E Redeemable Convertible Preferred Stock were converted into warrants to purchase shares of common stock as a result of the Acquisition and therefore, no additional mark to market adjustments are required.

Income Taxes: We have not recorded any benefit related to operating losses due to uncertainty about future taxable income.

Net Loss and Comprehensive Loss: Net loss and comprehensive loss increased from approximately $14.7 million for the year ended December 31, 2013 to approximately $24.5 million for the year ended December 31, 2014 due to the factors noted above.

Discussion of Three Months Ended March 31, 2014 compared to Three Months Ended March 31, 2015

	Three months ended March 31,
	2014	2015	Change
	(in thousands)
Revenue	$730	$776	$46
Cost of revenue	1,383	801	(582)

Gross loss	(653)	(25)	(628)

Operating expenses:
Research and development	2,046	2,763	717
Selling, general and administrative	2,810	3,984	1,174
Restructuring charge	93	—	(93)

Total operating expenses	4,949	6,747	1,798

Operating loss	(5,602)	(6,772)	1,170
Other income (expense):
Warrant revaluation	1,765	—	(1,765)
Interest and other income (expense)	3	(397)	(400)

Total other income (expense), net	1,768	(397)	(2,165)

Net loss and comprehensive loss	$(3,834)	$(7,169)	$(3,335)

Revenue

Revenue increased from approximately $730 thousand for the three months ended March 31, 2014 to approximately $776 thousand for the three months ended March 31, 2015. This revenue increase was due primarily to an increase in sales of our CorPath Cassettes and accessories from $126 thousand for the three months ended March 31, 2014 to $145 thousand for the three months ended March 31, 2015 due to a larger installed base.

Our revenue associated with CorPath System sales was approximately $561 thousand during the three months ended March 31, 2015, which was relatively consistent with revenue associated with CorPath System sales for the three months ended March 31, 2014, despite a decrease in systems sales from four systems sold during the three months ended March 31, 2014 to two systems sold during the three months ended March 31, 2015. Our average selling price associated with the systems sold during the three months ended March 31, 2015 when compared to the four systems sold during the three months ended March 31, 2014 increased by 28.8%. The decrease in systems sold was due to the continued unevenness of customer purchasing patterns associated with the early stage of commercialization of our product and market acceptance, along with the continued development of a dedicated and consistent sales force.

The volume and average price of our CorPath Cassettes and accessories increased by 30 units and decreased by 1.1%, respectively, from the three months ended March 31, 2014 to the three months ended March 31, 2015. Revenues under our CUP represented 44.9% and 27.0% for the three months ended March 31, 2014 and 2015, respectively, of our total revenues for the sale of consumables.

We believe the number of systems sold on a quarterly basis will continue to fluctuate due to the unevenness of customer purchasing patterns associated with the early stage of commercialization of our product and market acceptance and as we continue to develop a dedicated and consistent sales force. Additionally, we expect variability in the sales of our consumables until our product receives wider market acceptance.

Given the relatively small number of customers due to the early stage of the commercialization and the price of the CorPath System relative to consumables, customers that purchase a system in a specific period tend to make up a significant percentage of revenue in that period.

Cost of Revenue

Cost of revenue decreased from approximately $1.4 million for the three months ended March 31, 2014 to approximately $0.8 million for the three months ended March 31, 2015, due to fewer sales of CorPath Systems. Cost of revenues for the three months ended March 31, 2014 included the effect of under-utilization of our production facilities in the first quarter of 2014 and inventories produced at a higher cost in 2013 that were sold in the first quarter of 2014. Cost of revenues for the three months ended March 2015 continued to include the effect of the under-utilization of our production facilities, which we expect to continue for the remainder of 2015.

Cost of revenue represents the cost of materials for the CorPath System and CorPath Cassettes, as well as labor and overhead at our production facility. At current volumes, our cost to manufacture the CorPath System and CorPath Cassettes is approximately $200 thousand and approximately $1 thousand, respectively. We expect these costs to decrease as we obtain economies of scale with respect to purchasing and production and continue to incorporate design enhancements.

Gross Loss

Our gross loss decreased from approximately $0.7 million for the three months ended March 31, 2014 to a gross loss of approximately $25 thousand for the three months ended March 31, 2015 based on the changes in revenue and cost of revenues discussed above. For the three months ended March 31, 2014 and 2015, we have not generated enough sales volume of CorPath Systems to offset the costs of our production facility and have generated a gross loss; therefore, we expect to experience volatility in our gross loss.

Research and Development

Research and development expenses increased from approximately $2.0 million for the three months ended March 31, 2014 to approximately $2.8 million for the three months ended March 31, 2015 due to investments in the development of the next generation CorPath System, including development of prototype systems, through a combination of additional employees, which increased by $156 thousand, and the purchase of materials, which increased by $357 thousand.

Selling, General and Administrative

Selling, general and administrative expenses increased from approximately $2.8 million for the three months ended March 31, 2014 to approximately $4.0 million for the three months ended March 31, 2015. This increase is due to incremental employee related costs resulting from the expansion of the direct sales force, which increased by $390 thousand, and increased costs associated with compliance with public company reporting requirements, which increased by $571 thousand.

Restructuring Charge

We recorded a restructuring charge for the three months ended March 31, 2014 of approximately $93 thousand due to a reduction in the general workforce as a result of a cost control initiative launched while we pursued financing alternatives. We did not incur any restructuring charges for the three months ended March 31, 2015.

Other Income (Expense)

Other income (expense), net changed from approximately $1.8 million of other income for the three months ended March 31, 2014 to approximately $397 thousand of other expense for the same period in 2015. The other income for the three months ended March 31, 2014 was primarily a result of the revaluation of the warrant to purchase preferred stock based on the decrease in value of the underlying preferred stock. The warrants to purchase shares of Series A, D and E Redeemable Convertible Preferred Stock were converted into warrants to purchase shares of common stock as a result of the Acquisition on August 12, 2014 and were reclassified to additional paid-in-capital with no additional mark to market adjustments. Other expense for the three months ended March 31, 2015 was primarily the result of interest expense on borrowings under our Loan and Security Agreement, of which $9.3 million, net, was outstanding at March 31, 2015. There were no such instruments in the three months ended March 31, 2014.

Income Taxes

We have not recorded any benefit related to operating losses due to uncertainty about future taxable income.

Net Loss and Comprehensive Loss

Net loss and comprehensive loss increased from approximately $3.8 million for the three months ended March 31, 2014 to approximately $7.2 million for the three months ended March 31, 2015 due to the factors noted above.

Liquidity and Capital Resources

We began our medical device business in 2002 and began selling FDA-cleared robotic medical devices in 2012. Our management does not contemplate attaining profitable operations until 2017, nor is there any assurance that such an operating level can ever be achieved. Since inception, we have financed our operations primarily through private sales of capital stock and borrowing arrangements totaling approximately $111.5 million, as well as limited revenues from the sale of our products.

As of December 31, 2014 and March 31, 2015, we had an accumulated deficit of $84.9 million and $92.0 million, respectively, and gross borrowings outstanding of $10.0 million, of which $2.0 million is due between July 1 and December 1, 2015. As we continue to incur losses and generate negative gross margins, the transition to profitability and positive gross margins is dependent upon achieving a level of revenues adequate to support our cost structure as well as reducing the cost of the product. We may never achieve profitability, and unless and until doing so, it will be necessary for us to attempt to raise additional capital, which may not be available or available on terms acceptable to us.

On June 11, 2014, we entered into a Loan and Security Agreement (the “Loan Agreement”) pursuant to which the lender agreed to make available to Corindus, Inc. $10 million in the aggregate under two $5 million secured promissory notes (the “Secured Promissory Notes”). The initial note was made on June 11, 2014 (“Initial Note”) and the second note was made on December 31, 2014 (“Second Note”), after our completion of the private placement which we closed in September 2014. The Secured Promissory Notes are repayable over a term of 27 months beginning on July 1, 2015. The Initial Note bears interest at a rate equal to the greater of (w) 11.25% or (x) 11.25% plus the Wall Street Journal Prime Rate, less 3.25%. The Second Note bears interest at a rate equal to the greater of (y) 9.95% or (z) 9.95% plus the Wall Street Journal Prime Rate, less 3.25%. The borrowings require a final payment in the amount of $0.3 million in addition to the interest and principal amounts due during the term of the Loan Agreement. The Loan Agreement also contains, among other things, covenants which include certain restrictions with respect to subsequent indebtedness, liens, loans and investments, financial reporting obligations, asset sales, share repurchase and other restricted payments, subject to certain exceptions. Future principal payments under the borrowing arrangement as of December 31, 2014 are as follows:

Year ending December 31:	Principal Payment Due
2015	$2,022
2016	4,378
2017	3,600

$10,000

In connection with the Acquisition, we issued one million shares of our common stock in exchange for $2.0 million of cash proceeds.

On September 12, 2014, we entered into the Purchase Agreement with multiple investors relating to the issuance and sale of shares of our common stock in a private placement. At the closing of the private placement on September 16, 2014, we sold an aggregate of 10,666,570 shares of common stock at $2.50 per share for an aggregate purchase price of $26.7 million, or net proceeds of $25.5 million. Pursuant to the Purchase Agreement, we registered these shares with the SEC under a registration statement on Form S-1, which was declared effective on January 13, 2015. We are obligated to keep the resale registration statement that we utilized to register such shares current through the filing of prospectus supplements, and potentially post-effective amendments to the resale registration statement, for a period of six months from the closing of the sale of such shares.

At December 31, 2014 and March 31, 2015, we had approximately $28.5 million and $22.0 million, respectively, of cash and cash equivalents. We believe that our working capital of $18.1 million at March 31, 2015 will provide us the liquidity to meet our operating needs and service our debt for at least the period through December 31, 2015. However, we will need to raise capital to fund operations and service debt until such time we become cash flow positive, if at all.

In summary, our cash flows for the years ended December 31, 2013 and December 31, 2014 were:

	2013	2014
	(in thousands)
Net cash used in operating activities	$(15,303)	$(18,571)
Net cash used in investing activities	(378)	(122)
Net cash provided by (used in) financing activities	(10)	37,374

Operating Activities: Operating activities used cash of approximately $18.6 million for the year ended December 31, 2014, compared to $15.3 million for the year ended December 31, 2013. The approximately $3.3 million increase in the use of cash was due primarily to the increase in net loss, exclusive of the non-cash warrant revaluation, which was due to increased research and development and selling costs to expand the business, offset partially by favorable changes in working capital, including reduced inventory levels as well as an increase in accounts payable due to the timing of payments.

Investing Activities: Investing activities included the purchase of property and equipment in the aggregate amount of approximately $0.1 million for the year ended December 31, 2014 and approximately $0.4 million for the year ended December 31, 2013. The decrease was due to fewer required capital investments during the year ended December 31, 2014. We expect our capital expenditures for 2015 to be approximately $1.6 million.

Financing Activities: For the year ended December 31, 2014, we issued shares of our common stock in exchange for net proceeds of approximately $27.5 million in connection with the sale of shares to a private investor and the private placement. We borrowed approximately $9.9 million, net, under a term loan arrangement. For the year ended December 31, 2013, Corindus, Inc. incurred approximately $10 thousand of offering costs related to the issuance of our previously issued preferred stock.

In summary, our cash flows for the three months ended March 31, 2014 and March 31, 2015 were:

	2014	2015
	(in thousands)
Net cash used in operating activities	$(4,109)	$(6,358)
Net cash used in investing activities	$(21)	$(103)
Net cash used in financing	$—	$(50)

Operating Activities

Operating activities used cash of approximately $4.1 million for the three months ended March 31, 2014 compared to approximately $6.4 million for the three months ended March 31, 2015. The approximate $2.3 million increase in the use of cash for operating activities was due primarily to the increase in the net loss as well as changes in working capital for the three months ended March 31, 2015 which were less favorable when compared to the three months ended March 31, 2014, including increased inventory levels as well as decreases in the change in accounts payable due to the timing of payments, partially offset by the favorable warrant revaluation for the three months ended March 31, 2014.

Investing Activities

Investing activities included the purchase of property and equipment in the aggregate amount of approximately $21 thousand for the three months ended March 31, 2014 and approximately $103 thousand for the three months ended March 31, 2015. The increase was due to increased required capital investments during the first three months of 2015.

Financing Activities

Financing activities for the three months ended March 31, 2015 included the payment of approximately $50 thousand of financing costs related to the prior year issuance of long-term debt and warrants. For the three months ended March 31, 2014, there were no cash flows from financing activities.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) as of March 31, 2015 that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09—Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes most of the existing guidance on revenue recognition in ASC Topic 605, Revenue Recognition. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In applying the revenue model to contracts within its scope, an entity will need to (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU No. 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. The ASU allows for either full retrospective adoption, where the standard is applied to all of the periods presented, or modified retrospective adoption, where the standard is applied only to the most current period presented in the financial statements. We are currently assessing the impact of this standard to our consolidated financial statements.

In January 2015, the FASB issued Financial Accounting Standards Update—Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, previously required that an entity separately classify, present, and disclose extraordinary events and transactions. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and may be applied prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. We are currently assessing the impact of this standard to its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the potential impact of the adoption of this standard, but believes its adoption will have no impact on its financial position, results of operations or cash flows.

BUSINESS

Corporate Overview and History of Corindus Vascular Robotics, Inc.

We design, manufacture and sell CorPath Systems, precision vascular robotic-assisted systems for use in interventional vascular procedures. Our first and current product, the CorPath 200 System, is the only vascular robotic system cleared by the FDA to bring precision and accuracy to stent placement in PCI procedures. While we are initially cleared for and are targeting PCI procedures, we believe our technology platform has the capability to be developed in the future for other segments of the vascular market, including peripheral vascular, neurointerventional and other more complex cardiac interventions such as structural heart. As of March 31, 2015, we have installed 26 CorPath Systems in hospitals in the U.S. and two CorPath Systems in hospitals outside of the U.S.

Our Company was incorporated under the laws of the State of Nevada on May 4, 2011 under the name “Your Internet Defender Inc.”

On June 30, 2014, Susan Coyne purchased 31,119,200 shares of the Company’s common stock from Lisa Grossman and Gabriel Solomon, then serving as officers and directors of the Company, and certain other stockholders of the Company in private transactions. The common stock so purchased by Ms. Coyne represented 59.8% of the Company’s then-outstanding common stock. In conjunction with such change in control, Leah Hein was appointed as the Company’s sole officer and director and the Company accepted the resignations of Mrs. Grossman (as President and director) and Mr. Solomon (as Secretary and Treasurer).

On August 12, 2014, we closed the Acquisition in which we issued an aggregate of 73,360,287 shares of our common stock for 100% of the outstanding shares of Corindus, Inc. Corindus Security Corporation was acquired by us in conjunction with the Acquisition pursuant to an Interest Transfer Agreement entered into between Corindus, Inc. and the Company. Immediately after the Closing, and pursuant to the terms of the Acquisition Agreement, entered into between the Company and Corindus, Inc., a majority shareholder of the Company prior to the Acquisition and another shareholder sold an aggregate of 31,143,700 shares of the Company’s common stock to the Company at par value (or an aggregate of approximately $3 thousand) (the “Share Repurchase”). Immediately following the Closing, the former shareholders of Corindus, Inc. owned collectively 80% of the Company (on a fully diluted basis and after accounting for the Share Repurchase). As a result of the Acquisition, Corindus, Inc. and Corindus Security Corporation became our wholly owned subsidiaries. In connection with the Closing, the assets of our pre-Acquisition business were transferred to Lisa Grossman as repayment of outstanding indebtedness of the Company according to the terms of an existing promissory note issued to Mrs. Grossman on June 30, 2014 (the “Grossman Note”) and pursuant to a Spin-Out Agreement entered into in conjunction with the Acquisition. In conjunction with the Acquisition, the Board of Directors and management of Corindus Inc. became the Board of Directors and management of the Company and Ms. Hein resigned as a director and officer of the Company. Immediately following the Closing, the business of Corindus, Inc. became our sole focus and we subsequently changed our name to “Corindus Vascular Robotics, Inc.”

PCI History and Development; Occupational Hazards of Catheterization Labs

PCI, sometimes known as coronary angioplasty, is a non-surgical technique used to open stenotic (narrowed or blocked) coronary arteries found in coronary artery disease. Coronary arteries supply the heart muscle with blood. PCI requires the use of a cardiac cath lab with special equipment, x-ray capability and trained personnel. Usually, access to the patient’s heart and major blood vessels is obtained percutaneously through the femoral artery in the groin area. The artery is punctured through the skin with a special needle. Under x-ray guidance, a guide catheter is introduced through the femoral artery up to the aorta (large artery from the heart) and then gently advanced into the blocked coronary artery. The catheter and its devices are passed through the inside of the artery into an area of coronary artery narrowing or blockage. At the leading tip of this catheter, several different devices (such as a balloon, stent or cutting device) can be deployed. A balloon is used to open the coronary artery and restore blood flow. Usually at that time, a stent (a mesh-like tube that holds open the artery) is placed to maintain good blood flow through the damaged area.

PCI is a high-volume vascular intervention, with approximately 1,700,000 procedures performed in the U.S. and EU in 2013, and is estimated to reach over 2,700,000 procedures globally in 2018. PCI can be used to relieve or reduce angina, prevent heart attacks and alleviate congestive heart failure and allows some patients to avoid open heart surgery, which often involves an extensive procedure and a long rehabilitation period.

The first PCI procedure, then known as percutaneous transluminal coronary angioplasty, was performed in Zurich in September 1977 by Andreas Gruentzig, a Swiss radiologist. The early procedures had limited success due to risks associated with the use of large guide catheters that could easily rupture the vessel, no availability of guidewires and large balloon catheters with low burst pressure points. From 1977 to 1986, guide catheters, guidewires and balloon catheter technology were improved, with slimmer profiles and increased tolerance to higher inflation pressure. Stents, first introduced in 1986, are now used in most coronary interventions. The utility of stents has substantially increased procedural safety and success, thus significantly reducing the need for emergency coronary artery bypass surgery.

While there has been significant innovation in the devices and diagnostic tools used in interventional cardiology procedures, the way the manual procedures are generally performed by physicians has remained virtually unchanged since the first procedure by Dr. Gruentzig over 35 years ago. In order to perform the procedure, a physician stands by the patient who is laying on the cath lab table. The physician wears cumbersome and heavy protective apparel containing lead to block exposure to the ionizing radiation of x-rays used in the procedure and thereby combat its adverse effects. Already under bodily strain, the physician must deliver constant x-ray exposures to view the different vessels, which provides visual guidance for manual manipulation of interventional devices inside the patient’s heart. In addition to these physical demands, the current manual methods of performing PCI procedures make it difficult for physicians to visualize and estimate the length of the blocked lesion that requires the treatment, often leading to improper device selection and poor placement accuracy.

Interventional cardiologists who perform vascular interventional procedures face life-threatening risks from excessive radiation exposure, may suffer significant occupational hazards and must overcome procedural challenges when performing traditional coronary interventions. The chronic ionizing x-ray radiation exposure to the physician’s eyes associated with traditional PCI can cause posterior lens opacities, early cataracts and cancer malignancies. Orthopedic injuries from standing for long periods of time while wearing heavy radiation protection are also common, as are chronic pain complaints and missed physician workdays. In light of these risks, several professional societies have called for reductions in radiation to improve catheterization laboratory safety.

Research shows that interventional cardiologists experience among the highest levels of radiation exposure of any medical professional, which leads to increased risk for cancer and cataract formation in addition to increased levels of orthopedic strain from the use of heavy protective garments required to block such exposure. In a study of 36 physicians (of which 28 were interventional cardiologists) with brain tumors potentially linked to radiation exposure over their careers, 86% of the 30 physicians in the study for which data was available, had left-sided tumors, indicating a correlation with the physician’s position at the cath lab table. Additionally, in a survey of interventional cardiologists conducted by the Society for Cardiovascular Angiography and Interventions, 42% reported spine problems (compared to the average rate in the general population of 2.3%), 60% of those physicians practicing more than 21 years reported spine problems, and 28% reported hip, knee or ankle problems and over one third of those with spine complaints reported that spine problems had caused them to miss work. Many hospitals will not allow female interventional cardiologists to practice during pregnancy, while others require them to wear lead protective gear with twice the typical thickness to protect from radiation exposure.

We believe that the future of interventional procedures, where the physician sits inside the cath lab within a radiation-protected interventional cockpit, will be greatly improved through the use of advanced robotic tools that provide (i) enhanced safety for the catheterization lab staff relative to radiation exposure, (ii) improved patient procedures through advanced precision, dexterity and visualization for the physician and (iii) an economically compelling solution for the hospital. We are pioneering the use of precision vascular robotics to achieve these goals and to improve the way that minimally invasive vascular interventions are performed.

Our Precision Robotics System

We design, manufacture and sell the CorPath System for use in interventional vascular procedures to bring precision and accuracy of the only FDA-cleared vascular robotic system to facilitate stent placement for PCI procedures by allowing a physician to measure, manipulate and advance devices with robotic precision. Additionally, our CorPath Systems allow the physician to perform PCI procedures with a control panel console located within an interventional cockpit. While we are initially approved for and are targeting PCI procedures, we believe our technology platform has the capability to be developed to address many segments of the vascular market in the future, including peripheral, vascular, neurointerventional and other more complex cardiac interventions such as structural heart.

The CorPath System enables the precise, robotic-assisted control of coronary guidewires and balloon/stent devices from the safety of a radiation-protected, interventional cockpit. The CorPath System consists of two components: a bedside unit and an interventional cockpit. The radiation-shielded cockpit features a simple-to-use console to precisely control the movement of guidewires and balloon/stent catheters. Using joysticks and touch-screen controls, the physician is able to measure lengths of portions of anatomy to help in selecting the appropriate stent. At the bedside, the CorPath System robotic drive and CorPath Cassette translate the physician’s commands into precise movements and manipulations of the coronary stents and catheters. The CorPath Cassette provides a single-use sterile interface with standard PCI guidewires and devices. The CorPath System empowers physicians with precise sub-millimeter measurement and 1mm advancement accuracy. By optimizing stent selection and positioning, the CorPath System enables the deliberate advancement of devices, provides the ability to lock the guidewire and balloon/stent in place during device deployment and helps to ensure that there are no unintended wire/device movements during the procedure.

The CorPath System allows the interventional cardiologist to perform the procedure while seated in an ergonomic and comfortable position in a radiation-protected cockpit positioned as close as a few feet away from the patient. Our radiation shielded cockpit provides a reduction in radiation exposure for the primary operator as compared to levels found at the traditional table position for manual procedures. The cockpit allows the physician to control the procedure while seated outside of the radiation field without the need for heavy protective wear. The PRECISE Study published in the Journal of American College of Cardiology Journal, which we sponsored, demonstrated a 95% reduction in radiation exposure to the primary operator. The CorPath System also provides physicians with up close visualization of the procedure through the eye-level placement of monitors in the cockpit. These improvements can greatly reduce physician fatigue and could potentially extend a physician’s medical career. A photo of our CorPath 200 System appears below.

Overview of Industry and Market

Vascular Market

We developed vascular robotic technology to provide physicians with protection from the occupational hazards of the cath lab and to provide them with robotic precision while executing vascular procedures. Our initial indication for use of the CorPath System is for PCI procedures. We believe our technology can be applied to various vascular clinical applications and markets, including peripheral, vascular, neurointerventional and structural heart, and we may decide to pursue these markets in the future.

Coronary Market (PCI)

Our current target market is all cardiac cath labs in the U.S. As of 2013, there were more than 3,250 cath lab rooms in the U.S. performing PCI procedures, which we estimate to represent approximately 40% of the global market of more than 8,000 PCI cath lab rooms. According to Millenium Research Group’s 2013 report on U.S. Market for Peripheral Devices, approximately 1,700,000 PCI procedures were performed in the U.S. and EU in 2013, and approximately 933,000 procedures were performed in the U.S in 2013. (The Millenium Research Group information cited in this prospectus is the property of Millenium Research Group and used with permission.) It is estimated that total worldwide PCI procedures will reach over 2,700,000 procedures by 2018. The portion of the

U.S. cath lab rooms qualifying as customers likely to purchase our product is difficult to ascertain because potential customers are determined by our sales team on a case-by-case basis and is somewhat subjective based on the priorities of each individual facility. According to Milennium Research Group’s 2013 report, cath lab patient volumes in the U.S. have decreased over the past several years, leading to increased competition for patients.

Peripheral Vascular Market

In 2013, approximately 695,000 applicable peripheral vascular procedures were performed in the U.S. We expect that the peripheral vascular market will continue to grow year over year. While some peripheral procedures are conducted in cath labs that also conduct PCI procedures, IMV’s 2012 Interventional Angiography Lab Market summary report estimates that there are over 2,000 non-PCI vascular labs in the U.S. alone. We estimate that the U.S. represents approximately 40% of the global market of more than 5,200 non-PCI vascular labs, which represent incremental CorPath System placement opportunities beyond PCI.

Neurointerventional Market

Based on Medtech Insight’s 2011 report on U.S. Markets for Neurosurgical and Neurointerventional Surgical Products, we estimate that 160,000 neurointerventional procedures were performed in the U.S. in 2013 and that the annual volume will grow to an estimated 290,000 in the U.S. by 2018.

Structural Heart Market

The number of structural heart procedures has been growing and is expected to continue to grow significantly. We estimate that in 2014, 36,000 Transcatheter Aortic Valve Replacement (“TAVR”) procedures were performed in the U.S. and the EU.

Expected Vascular Market Growth

We believe that the number of worldwide cath labs will continue to grow and that there will be approximately 5,400 cath labs in the U.S. by 2018.

We estimate that the worldwide vascular robotics market, for PCI and non-PCI procedures, could represent a $4.5 billion market opportunity by 2018 based on the projected number of procedures.

Our Business Model

Our business model involves the sale of a durable robotic system and a repeat consumable. After the sale and installation of the CorPath System in a cath lab, we provide customer support through training and sales of our CorPath Cassette, which provides a sterile interface with standard PCI guidewires and devices. The CorPath Cassette is consumed and replaced for each new patient procedure. The use of the CorPath Cassettes represents opportunity for recurring revenue for each PCI procedure using the CorPath System. We also sell service contracts providing various levels of ongoing service. Over time, we expect to have follow-on sales related to the CorPath System to offer and install robotic system upgrades with more features and new applications.

Our current product line is marketed and sold by our direct sales team that calls on interventional cardiologists, catheterization lab departments and executive administrators in hospitals across the U.S. To drive sales of our CorPath System and our CorPath Cassette, we employ two different types of sales representatives in the field. Our Regional Sales Managers (“RSMs”) focus on selling CorPath Systems and our Clinical Account Managers (“CAMs”) focus on clinical training and selling the CorPath

Cassettes as well as associated disposable accessories, which are designed to maintain a sterile environment when using our products in a cath lab.

The RSMs are responsible for identifying potential customers for purchasing CorPath Systems in the more than 3,250 cath lab rooms currently performing PCI in the U.S. The RSMs may sell the CorPath System as a capital sale or through third-party financed leasing or rental programs. In limited circumstances, we will enter into strategic CorPath System utilization agreements, where we will sell CorPath Cassettes under a CorPath Utilization Program (“CUP”), which is a multi-year arrangement that involves the placement of a CorPath System at a customer’s site free of charge and the customer agrees to purchase a minimum number of cassettes each month at a premium over the regular price. The RSMs are also responsible for selling service contracts for the CorPath System. The RSMs report directly to our Vice President of Sales and Service and have experience in sales to interventional cath labs. The RSMs are supported by our marketing department, which provides them with leads and sales opportunities garnered through direct marketing activities at interventional cardiology conferences, online webinars, regional seminars and trade journal advertising. Our marketing department also provides the RSMs with the sales tools and marketing resources to help persuasively convey the value proposition of the CorPath System.

Our CAMs focus their efforts on selling our CorPath Cassettes and other associated disposable accessories designed to maintain a sterile environment when using our products in a cath lab. They are responsible for increasing their account sales through new orders and repeat consumable sales within their specific accounts. The CAMs build important relationships throughout the CorPath System installed base accounts, including with the interventional cardiologists, the cath lab technologists, nurses, cath lab directors, schedulers, purchasers and administrators. The CAMs are responsible for ongoing training and development of the CorPath System installed base accounts to build successful CorPath robotic programs and expand its usage across physicians. The CAMs are also responsible for ensuring purchase orders are obtained and that appropriate inventory levels are maintained on site.

Driving Utilization of the CorPath System

Following the initial sale of a CorPath System to a hospital, we provide enhanced training to the primary physicians and cath lab techs responsible for launching the program and then increase the number of cases performed over time. Subsequently, we expand training to the next group of physicians who use the system. We consistently focus our efforts to make sure that the system is well integrated into the customer’s everyday workflow within the cath lab. Dedicated sales and marketing efforts support awareness and use of the CorPath System. Utilization support comes both from encouraging the use of the system within customer accounts and by providing materials to educate general cardiologists and patients on the availability of the CorPath System at the customer site and in their geographical area.

The CorPath System uses a CorPath Cassette, which is the source of recurring revenue as use of the CorPath System continues and increases. After a CorPath System is installed and initial training is complete, we provide ongoing support in order to increase customers’ familiarity with system features and benefits with the goal of increasing usage of the CorPath System.

Service Revenue

One year of customer support and warranty is included with the sale of each CorPath System. We sell service contracts under which we continue to provide support after the one-year period. We anticipate that service beyond the basic warranty will become an increasingly important additional source of revenue.

Our Growth Strategy

Our goal is to ensure that the robotic-assisted procedure becomes the standard of care for interventional procedures by providing unsurpassed protection for cath lab staff and being the leading precision robotic technology for patient procedures. We are working with selected customers around the country to establish CorPath System centers of excellence. These centers allow us to bring prospective customers to visit a hospital and cath lab that has previously installed a CorPath System. The site visit will allow the prospective customer the opportunity to see the system installed and in use. It provides the opportunity to discuss the benefits of the system with the hospital staff, including interventional cardiologists, technologists and administrators, and view the work flow of the system in a real life clinical setting. We have successfully conducted such visits at several sites around the country and will continue to expand in the future.

We intend to establish our Company and technology as the brand that cares about and supports the physician and cath lab staff by leading the industry in providing solutions that address and remedy their occupational hazards. By promoting safety and providing awareness of occupational hazards in the cath lab and supporting education about solutions, we hope to become the preferred source for customers seeking to improve the safety of their operations.

A second prong of our growth strategy is to expand into new clinical segments. In addition to our objective to make the CorPath System the premier standard for PCI procedures, we may decide to pursue additional vascular interventional applications for our vascular robotic-assisted technology. Our closest adjacent opportunity is in peripheral vascular procedures performed by interventional cardiologists, vascular surgeons and interventional radiologists. These procedures treat vascular disease in non-coronary areas like the patient’s legs. These procedures are often quite lengthy and they expose physicians to x-ray radiation for extended periods of time. We expect the peripheral vascular procedure market to continue growing rapidly.

Further expansion into neuro-interventional procedures to treat stroke, brain aneurysms and other diseases of the head and neck could allow us to leverage precision robotic-assisted tools into these highly accurate procedures which are very well reimbursed.

Another area of future growth is the emerging market of structural heart procedures. This market segment is experiencing rapid growth due to the advent of new catheter-delivered medical devices that are replacing open surgical procedures. One of the most prominent new devices in this market is the transcatheter aortic valve. TAVR procedures require very complex integration of a variety of imaging modalities and precise deployment of the device. Our interventional cockpit and robotic-assisted control could potentially provide significant benefits to the execution of TAVR procedures.

Any of these potential applications would require additional clinical trials and various levels of research, engineering, software development, product development, system modifications and regulatory approvals.

An integral part of our growth strategy is to expand commercialization beyond the U.S. marketplace. We estimate that opportunities outside of the U.S. represent over 60% of the global procedure volume and are growing at a rate faster than the U.S. market. We intend to expand into and penetrate these new geographical international markets over time by leveraging our product development, clinical research and regulatory approvals gained in the U.S. Our initial international target markets include the Middle East, Northern Europe and Japan. Our current CE Mark for the CorPath System should allow for an easier entry into European and Middle Eastern markets. The Japanese market will require specific regulatory approval.

Research and Development

We have built a leading research and development (“R&D”) team comprised of experienced medical device engineers and robotics engineers dedicated to the development of sophisticated robotics systems, including hardware, software, algorithms and radiation shielding and sterile devices to assist physicians in the performance of interventional procedures. We expect our R&D investment to continue to expand the capabilities of our technology to provide more robotic-assisted capabilities for interventional physicians. Additional programs may include the expansion into new clinical areas, such as peripheral vascular, neurointerventional and structural heart procedures, and the ability to manipulate a wider range of devices.

In addition to expanding the capabilities of the CorPath System, we will continue to invest in the design of system manufacturability improvements which we expect to result in a smaller and lower cost system and cassette. The engineering function will use Design for Manufacturability and Assembly (“DFMA”) processes in an effort to reduce costs. DFMA is the combination of two methodologies: Design for Manufacture, which means the design for ease of manufacture of the parts that will form a product, and Design for Assembly, which means the design of the product for ease of assembly. DFMA is used as the basis for concurrent engineering studies to provide guidance to the design team in simplifying the product structure to reduce manufacturing and assembly costs and to quantify improvements. DFMA is a component of lean manufacturing.

Research and development expense amounted to approximately $4.8 million and $6.6 million for the years ended December 31, 2013 and 2014, respectively, and approximately $2.0 million and $2.8 million for the three months ended March 31, 2014 and 2015, respectively.

Clinical Studies

We are dedicated to continually advancing robotic-assisted PCI through the publication of clinical data supporting the CorPath System’s value and applicability. We are working with several leading institutions to conduct clinical research activities to further collect evidence regarding the applicability and benefits of robotic-assisted PCI. We are committed to collaboration with prominent interventional cardiologists to build evidence for the benefits of robotic-assisted PCI. We intend to continue to pursue opportunities to develop further evidence for the benefits of the CorPath System in practice. An important component to making the CorPath System the standard of care in the cath lab will be to demonstrate the clinical benefits and applicability of the CorPath System and the advancement of robotic-assisted procedures.

First in Man Trial

In April 2011, we sponsored the First in Man Trial for the CorPath Robotic-assisted PCI System, which was published in the Journal of the American College of Cardiologists. This clinical study enrolled eight patients with coronary artery disease who required a PCI procedure at the Corbic Research Institute in Envigado, Colombia. All patients were treated for a single de novo coronary lesion up to 25mm in length located in a vessel 2.5-4.0 mm in diameter. The procedure was successfully completed in all eight patients utilizing the CorPath System to advance coronary guidewires and perform the intervention, and there were no reported device or procedure-related complications or major adverse cardiac events. Operator radiation exposure was 97% lower with the use of the CorPath System in comparison with levels found at the standard table position.

CorPath PRECISE Study

We sponsored the PRECISE Study aimed to evaluate the safety and effectiveness of the clinical and technical performance of the CorPath System in the delivery and manipulation of coronary guidewires and stent/balloon devices for use in PCI procedures. We sponsored the PRECISE Study under IDE approval from the FDA to obtain 510(k) clearance. The PRECISE Study was a prospective, single-arm, multi-center, non-randomized study of the CorPath System. We enrolled 164 patients who were evaluated at nine clinical sites (eight in the U.S.). The PRECISE Study was conducted under Principal Investigators Dr. Giora Weisz, MD Associate Professor of Medicine at Columbia University Medical Center and Chairman of Cardiology, Shaare Zedek Medical Center, Jerusalem, Israel, and Dr. Joseph Carrozza, Chief of Cardiovascular Medicine at St. Elizabeth’s Medical Center in Boston. Physicians participating in the study did not receive any direct financial compensation. Results of the PRECISE Study were published in the April 2013 issue of the Journal of the American College of Cardiology and reported a successful PCI completion with use of the CorPath System in 162 of the 164 cases. In each of the two cases in which the PCI procedure was not completed, the interventionalist left the CorPath cockpit to complete the procedure manually, resulting in an incomplete use of the CorPath System, although in each case the procedure was clinically successful. The average radiation exposure to the cardiovascular interventionalist decreased by 95% in comparison with levels measured at the location where manual procedures are normally conducted during standard interventions. The overall rate of clinical procedural success was 97.6%, with 100% of patients achieving post-procedure stenosis of less than 30% (as evaluated by a Core Laboratory), and 97.6% of patients had an absence of Major Adverse Cardiac Events (“MACE”). The four MACE events that did arise in the PRECISE Study were cardiac enzyme elevations without symptoms. There were no device-related complications. The PRECISE Study also showed trends of the CorPath System to reduce the number of stents used, the amount of fluoroscopy time and contrast used in comparison to previously published reports on traditional PCI procedures.

CorPath PRECISION Registry

We recently launched the PRECISION registry, a multicenter post-market registry for the evaluation of the CorPath System’s effectiveness in PCI procedures. PRECISION aims to collect data on the regular use of the CorPath System. We are interested in learning about the patterns of the CorPath System’s use, safety and effectiveness from an all-comers’ perspective. There are currently 13 sites participating in the PRECISION registry, which is being conducted under the leadership of Dr. Weisz. Each site achieves approval to participate in the PRECISION registry from its hospital Internal Review Board as part of their regular clinical research approval process. We plan to continue to add to the PRECISION registry new sites which are capable of clinical research. Data for the registry is collected and monitored through industry-standard clinical research procedures.

Robotically-Assisted Peripheral Intervention for Peripheral Arterial Disease Study (RAPID)

On February 2015, we launched the Robotically-Assisted Peripheral Intervention for peripheral arterial Disease Study (“RAPID”) to evaluate the safety and performance of the CorPath 200 System for use in PCI procedures. The CorPath System is currently indicated by the FDA for PCI only. The RAPID trial is a single-arm, single center study and is currently enrolling patients at the Medical University of Graz in Graz, Austria. The RAPID trial is led by Prof. Dr. Marianne Brodmann, MD, a leading researcher within the university’s Division of Angiology, in combination with Prof. Dr. Hannes Deutschmann, of the Medical University of Graz Department of Radiology, and study chairman, Dr. Ehtisham Mahmud, director, Sulpizio Cardiovascular Center-Medicine, UC San Diego. The trial is a prospective, single-arm, single-center study that will enroll up to 20 patients to assess the safety and effectiveness of the CorPath System in recanalizing lower extremity arterial blockages during peripheral angioplasty procedures.

Our Current Product Line

Our flagship and current product, the CorPath 200 System, brings the precision and accuracy of robotic technology to PCI procedures performed in an interventional cath lab. The CorPath System is intended for use in the remote delivery and manipulation of coronary guidewires and rapid exchange balloon/stent catheters during PCI procedures. There is no contraindication for the use of the product in PCI procedures.

The CorPath System enables the precise, robotic-assisted control of coronary guidewires and balloon/stent devices from the safety of a radiation-protected, ergonomic interventional cockpit. The CorPath System consists of two components: a bedside unit and an interventional cockpit. The radiation-shielded cockpit features a simple-to-use control console to precisely control the movement of guidewires and balloon/stent catheters. The bedside unit translates the physician’s commands into precise movements and manipulations of the coronary stents and catheters contained in a single-use cassette.

The CorPath Cassette provides a sterile interface with standard PCI guidewires and devices and is replaced for each new patient procedure.

In July 2012, we received 510(k) clearance for the CorPath System and initiated a limited commercial launch in the U.S. While we are initially targeting PCI procedures, we believe our open platform technology is capable of addressing all segments of the vascular market, including peripheral, vascular, neurointerventional and other more complex cardiac interventions such as structural heart (subject to securing appropriate regulatory approvals).

Products in Development

Our product is tailored to maximize penetration and adoption of our CorPath System technology while providing the best clinical outcomes to our customers and their patients. Our vision for the future is to provide physicians with a complete tool box to robotically perform any interventional procedure desired. We are seeking to expand our penetration within PCI to more complex cases. As we see robotics as the center of the lab, we will continue to integrate other technologies into our robotic system to enable a complete solution for physicians. In order to accomplish this goal, we may investigate proprietary devices, imaging integration and electronic medical record integration while continuing to optimize the workflow in the lab and the remote program we have launched.

Installed CorPath Systems

As of March 31, 2015, there were 26 CorPath Systems installed in hospitals across the U.S. and two installed at international locations. Physicians and their teams in these locations have received training and procedures are currently being performed. Currently these sites have between one to three primary physician CorPath System users. CAM’s visit installed sites regularly to support current users and also to expand usage to new targeted users.

Intellectual Property

Our success depends, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others. Our intellectual property (“IP”) portfolio covers aspects of our CorPath System and CorPath Cassettes, as well as other technology that we have under development, and is one of the means by which we attempt to protect our competitive position. We rely primarily on a combination of know-how, trade secrets, patents, trademarks and contractual restrictions to protect our products and to maintain our competitive position. We are seeking other ways to protect our intellectual property through various legal mechanisms in relevant jurisdictions.

Our researchers and engineers work closely with our patent counsel to protect their inventions and intellectual property with patents issued around the world. We believe that we are building an extensive intellectual property portfolio to protect the fundamental scope of our technology, including our robotic technology, navigational methods, procedures, systems and consumable devices.

As of March 31, 2015, we owned a total of 30 patents and had 53 pending patent applications. Of these, we had 14 issued U.S. patents and 31 pending U.S. patent applications and 16 granted foreign patents and 18 pending foreign applications. The granted foreign patents are in France, Germany, Italy, Israel, the Netherlands and the United Kingdom. The pending foreign applications are in Europe (through applications filed in the European Patent Office), India and Japan. Additionally, there are four Patent Cooperation Treaty applications pending. Our granted patents begin expiring in 2018, and continue to expire through 2030.

Our patents cover, among other things, technology related to robotic control of interventional devices, and the control of the CorPath System, including, but not limited to, the graphical and user interface, function and design of the CorPath Cassette, image-guided navigation for catheter-based interventions, measurement of the length of a structure, and radiation-protected work stations.

In addition to our existing patent coverage, we continue to invest in product development and new IP to further enhance the capabilities of the CorPath System for PCI and other vascular applications. Relative to our current and future portfolio, we believe it will be costly and technically difficult to reverse engineer our products.

We intend to actively protect our intellectual property with patents, trademarks, trade secrets or other legal avenues for the protection of intellectual property. We intend to aggressively prosecute, enforce and defend our patents, trademarks and proprietary technology. The loss, by expiration or otherwise, of any one patent may have a material effect on our business. Defense and enforcement of our IP rights can be expensive and time consuming, even if the outcome is favorable to us. It is possible that the patents issued or licensed to us will be successfully challenged. For example, a court may find that we are infringing on validly issued patents of third parties or that we may have to alter or discontinue the development of our products or pay licensing fees to take into account patent rights of third parties.

Sales and Marketing

We market, sell and support our products in the U.S. through our direct sales force of RSMs with support from our CAMs who provide training and clinical support to our customers. Our direct sales force is the primary distribution channel for CorPath System sales.

We have a direct sales force, clinical sales and support team and headquarters-based marketing team. Our sales and marketing program includes two important steps: selling CorPath Systems to the customer and then leveraging our installed base of systems to drive recurring sales of cassettes and service.

Sales targeting is based on segmentation to identify customers who are likely to purchase and utilize the CorPath System and customers who are likely to be influencers in their region which will help fuel further growth. All hospitals with cath lab rooms that perform PCI procedures are potential customers for a CorPath System. The portion of the approximately 3,250 cath lab rooms in the U.S. that will qualify as customers likely to purchase a CorPath System is difficult to ascertain because potential customers are determined by our sales team on a case-by-case basis and these determinations can be somewhat subjective based on the priorities of each individual physician and hospital facility. We believe customers that are likely to purchase our product meet a critical criteria profile including (i) an awareness of the dangers faced by interventional cardiologists due to radiation and ergonomic issues in the cath lab, (ii) a practice volume large enough to economically support the CorPath System, (iii) hospital financial health that allows for the capital or operational expenditure for a CorPath System and (iv) regional competitiveness that demands the implementation of new technology.

Our sales effort begins with the interest of an influential physician; and, therefore, our marketing efforts are primarily directed toward interventional cardiologists. Our primary marketing objective is to raise awareness about the CorPath System and its features and benefits among our target customers.

Marketing awareness activities target two strategies:

1)	General awareness—build knowledge and understanding of the value that the CorPath System brings to the cardiology community, focused initially on awareness from interventional cardiologists; and

2)	Targeted awareness—using data analysis to identify a target segment of customers (hospitals and physicians) for additional marketing and sales focus.

Physician Benefits

The cath lab is a hazardous work environment where interventional cardiologists are exposed to radiation on a daily basis. Physicians face two significant risks in the cath lab: damaging radiation exposure despite the use of heavy lead protective aprons and orthopedic strain due to wearing such protective garments while working in ergonomically compromising positions. Each of the International Agency for Research on Cancer (part of the World Health Organization) and the U.S. Environmental Protection Agency independently recognize that ionizing radiation, such as x–rays, can cause cancer and have classified such radiation as a “known carcinogen.” The primary method recommended to partially protect oneself from radiation exposure in the cath lab environment entails wearing more than 20 pounds of lead while leaning over a patient’s table, which leads to interventionalist disc disease of the spine as well as knee, hip and neck injuries. Our CorPath System can limit these risks as evidenced by the results from our PRECISE Study, which demonstrated a 95% reduction in exposure to radiation during the procedure.

Improved Procedures for Patients

Although approximately 933,000 PCI procedures are performed annually in the U.S. as of 2013, interventionalists continue to face challenges of poorly selected or misplaced stents. Currently, PCI procedures are performed by interventional cardiologists who approximate lesion length using techniques of subjective visual estimation and tactile feel to position the stent. Published data from the Impact of Stent Deployment Procedural Factors on Long-Term Effectiveness and Safety of Sirolimus-Eluting Stents (“STLLR”) trial in 2008, a study designed to specifically examine PCI stent placement accuracy, shows that nearly 50% of coronary stent placements are not accurately positioned within the lesion using this technique. The clinical impact of longitudinal geographic miss includes complications such as re-occlusion that compels repeat intervention. The CorPath System presents a new option to interventional cardiologists with the potential to help physicians improve clinical outcomes by providing enhanced visualization, precise anatomical measurement and improved control for optimal stent positioning. Using the CorPath System, physicians can (i) consistently measure the anatomy with sub-millimeter accuracy, helping them to choose the correct stent for each patient, (ii) move the guidewire straight into the vessel at the proper angle, potentially leading to a shortened procedure for the patient, (iii) view an enhanced, close-up view of the patient’s vessels and arteries for the entire procedure and (iv) lock the guidewire and balloon/stent in place during device deployment, helping to ensure no unintended wire/device movements during the procedure which could adversely affect the patient.

Hospital Benefits

Hospitals face increasing pressure to maintain or grow cath lab procedure volumes. By offering a differentiated service, such as robotic-assisted PCI, we can help a facility grow its business. As demonstrated with robotic surgery, hospitals that adopt and promote the technology can benefit in the form of additional patients and procedures.

Target Customers

The Interventional Cardiologist

The physician is a key decision maker in the evaluation and adoption of new technologies in the interventional cath lab. There are approximately 5,700 active interventional cardiologists in the United States, according to a 2013 article in the Catherization and Cardiovascular Interventions journal, who perform an estimated 933,000 PCI procedures per year. Interventional cardiologists tend to incorporate technology into their practice and are very focused on products that improve patient care and clinical outcomes. Additionally, interventional cardiologists experience unique occupational risk from their work environment, with the largest exposure to radiation of any medical professionals. To offset this risk, interventionalists wear heavy lead protection exposing them to a higher risk of orthopedic injuries and resulting pain.

The CorPath System allows physicians to measure anatomy with sub-millimeter accuracy and manipulate the interventional device in 1mm increments and with precise 30-degree rotational movements. The capability to accurately control and deliver treatment, using a wire and stent of their choice, allows physicians to optimize their PCI procedures and potentially provide better clinical outcomes for their patients. Specifically, the additional precision can potentially minimize longitudinal geographic miss which has been demonstrated in the STLLR trial to correlate to a 2.3 times greater chance of needing to revascularize the target vessel in the first post-procedure year.

In addition, because we believe physician safety is a growing concern (e.g., studies have shown an increased presence of left-sided brain tumors due to occupational radiation exposure), the ability of the CorPath System to reduce the level of occupational radiation will continue to be a key marketing message. The importance of this could increase as more physicians become employed by healthcare groups which will want to address these concerns to avoid potential workers’ compensation claims and reduce insurance costs. Thus, messaging to physicians will focus on the ability of robotic-assisted PCI to help physicians improve clinical outcomes and the protection of physicians from radiation and orthopedic issues.

The Hospital Administrator

In this era of economic pressure, purchasing decisions by hospitals must be carefully evaluated to ensure an associated cost benefit. In the case of our products, hospital administrators must be convinced of both the clinical benefit and the economic benefit of having procedures performed using the CorPath System.

Cath lab patient volume has decreased over the past several years which has led to increased competition for patients. Recent data has shown that sites that adopt robotic-assisted surgical procedures, such as prostatectomy, have been able to attract increased patient volumes. Similarly, by using the CorPath System to promote technological leadership in the field of advanced robotics, hospitals can more easily attract and retain physicians while also increasing patient volume.

Customers purchasing our elective Comprehensive Continuity Support program have access to our valuable CorPath Hospital Marketing Program. The CorPath Hospital Marketing Program is a tool kit designed to assist our customer hospitals in launching their own vascular robotic-assisted program using the CorPath System as a tool to market the hospital’s quality and commitment to innovation. The tool kit contains both the programmatic and content elements designed to (i) plan, initiate, and execute public relations and outreach campaigns, (ii) influence and change referral patterns to improve market share in the hospital’s catchment area, (iii) promote the benefits of our innovative robotic technology to hospital personnel and patients and (iv) develop substantial community awareness of the technology and the physicians employing it.

Product Acquisition Models

Our typical hospital customer purchases the CorPath System through the hospital’s capital equipment process and subsequently purchases CorPath Cassettes on an as-needed basis. We recently introduced a program for our customers to finance their purchases and are able to seamlessly facilitate a lease or rental for our customers with a third-party financing company. We have also provided a limited number of strategic CUPs, which allow customers to use the CorPath System in exchange for paying a premium price for the consumables. To date, we have five CUPs, which expire at various dates between November 2016 and June 2017. Our revenues recognized under the CUPs have not been significant, representing 18.8%, and 30.4% for the years ended December 31, 2013 and 2014, respectively, of our total revenues from the sale of consumables and 4.3% and 5.9% of our total revenues for the years ended December 31, 2013 and 2014, respectively, and 7.8% and 4.9% of our total revenues for the three months ended March 31, 2014 and 2015, respectively.

Competition

We currently do not face any direct competition for robotic-assisted PCI as the CorPath System is the only FDA-cleared device for this indication. We have some indirect competition in regard to other interventional procedures. There are three companies which make vascular robotic systems for electrophysiology procedures; Hansen Medical, Catheter Robotics and Stereotaxis. Hansen Medical also has a system used for peripheral vascular procedures. If the indications for use of the CorPath System expand in the future, they may become a direct competitor for those procedures. Our primary focus today is on converting customers from the traditional manual PCI procedure to the CorPath System PCI procedure.

The medical device industry, however, is very competitive and subject to significant technological changes. Our potential competitors may develop products, treatments or procedures that are similar, more advanced, safer or more effective than ours. We expect to face competition from many different sources with respect to our existing products and products that we may seek to develop or commercialize in the future.

Seasonality

Our CorPath System sales and purchase order cycle may typically take from 6 to 15 months due to the capital budgeting cycle and approval process at each hospital. Because it is a capital item, such a purchase generally requires the approval of senior management of hospitals, and sometimes their parent organizations, purchasing groups, and/or government bodies, as applicable. In addition, hospitals may delay or accelerate purchases of the CorPath System in conjunction with timing of their capital budget timelines. As a result, while it is difficult for us to precisely predict the exact timing of CorPath purchases, we believe that our sales may tend to be heaviest during the third month of each fiscal quarter and heavier in the fourth fiscal quarter than in the other quarters.

Timing of PCI procedures and changes in the PCI procedure market could directly affect the timing of the purchase of our products by hospitals. It is likely that adoption of our products will be more challenging in the third quarter of each year when new interventional fellows join the staff at several of our hospital customer sites. As they are untrained with respect to cath lab skills and patients’ cases, they may be devoted to their manual training techniques rather than use of the CorPath System. In the longer term, this risk should be mediated by the limited number of fellows programs relative to hospitals performing PCI procedures.

Additionally it should be noted that PCI procedure volume is generally slower during the summer months due to several seasonality effects including that of temperature on coronary heart disease.

Customer Service

Our goal is 100% customer satisfaction by consistently delivering superior customer experiences before, during, and after the sale. To achieve this goal, we maintain a headquarters-based customer support service team supplemented by our field-based CAMs. Our customer support service team primarily handles all order processing for consumables to ensure that new orders arrive before inventories are depleted. We are committed to providing prompt service for repairs to equipment in order to keep customer uptime at maximum levels. Our CAMs are field-based and are at customer sites on a regular basis to support their needs including on-going training in and outside of the lab. All of our customer service representatives receive regular training so that they can effectively and efficiently field questions from current and prospective customers.

Our Return Policy; Guarantee

Neither our equipment, once installed, nor our single-use cassettes, are returnable or refundable. We stand behind the quality of our products. We value frequent communication with and feedback from our customers in order to continue to improve our offerings and services.

By minimizing stent utilization, the use of the CorPath System has the potential to bring significant clinical, safety and financial benefits to a hospital. To demonstrate our commitment to the benefits of our robotic CorPath System, we offer our hospitals a unique, stent utilization efficiency program called the CorPath One Stent Program. For each eligible CorPath System procedure in which a second unplanned stent is used, we currently provide a credit to the hospital of $1 thousand to be used toward the purchase of additional cassettes. These credits have not been significant to date.

Raw Materials for Our Products

We acquire all raw materials for our products from a group of third-party suppliers. These suppliers may be manufacturers of custom components or distributors of commodity, off-the-shelf, components. Whenever possible, secondary sources for the materials are identified and maintained on our Approved Supplier List. To be included on our Approved Supplier List, suppliers must pass the requirements of our documented Supplier Approval Process.

Availability of and Dependence upon Suppliers

We own all of the designs of all of the custom components used in our product. This allows us to source components which minimize risk of patent infringement or risk of sale to any other manufacturer. We are able to source components at any supplier that has the technical capability to manufacture them. Some of the items we use are off-the-shelf components which can be sourced on the open market and have very little risk in terms of supply and design change. We continually review our supply base for cost and delivery capacity and make adjustments as necessary. While the cockpit for our CorPath System is currently manufactured by a single source; we believe that there are other companies that are able to manufacturer the cockpit to our specifications. We are not under an exclusive contract with this single source provider and anticipate that in the future our cockpits may be manufactured by another source entirely or by multiple sources as demands for our products increase.

Manufacturing of Our Products

The CorPath System and CorPath Cassettes are manufactured in accordance with the FDA’s CGMPs for medical devices. Our product was cleared by the FDA for commercial sale using the 510(k) process in 2012 and our Waltham, Massachusetts facility is the registered place of manufacture.

With the exception of our cockpit, which is manufactured by an outside source, all of our manufacturing is categorized as light assembly and is performed by trained personnel in our facility. The single-use cassette is manufactured in an ISO Class 8 clean room. This room is monitored, controlled, and operated according to ISO Class 8 and associated FDA guidelines. Finished products are stored in our facility and shipped directly to the customer. No special environmental controls are required for the storage of our product.

Quality Control for Our Products

A quality assurance team establishes procedures for process control and tests products at various stages of the manufacturing process to ensure we meet product specifications and that our finished products are manufactured in compliance with the FDA’s QSR. We inspect incoming components and finished goods per established procedures. Prior to shipment of the product to customers, the quality assurance team reviews our manufacturing record, to ensure it meets established process control requirements and product specifications.

Our quality procedures are designed to meet or exceed current FDA regulations and ISO 13485 for compliance with CE Mark requirements. Our production requirements are established to meet product specifications cleared by the FDA and ensure safety of the patients and performance expected by the end users. Our quality system is routinely audited by an internal auditor team and annually assessed by BSI Group for Quality Management System (“QMS’) and CE certification. BSI Group is an independent entity, which assesses the compliance of the QMS to ISO 13485 and CE Mark requirements and, upon establishing compliance, provides CE certification (the “Notified Body”).

Government Regulation

U.S. Medical Device Regulation

Our products and operations in the U.S. are subject to extensive and rigorous regulation by the FDA. The FDA regulates the development, testing, manufacturing, labeling, storage, record-keeping, promotion, marketing, distribution and service of medical devices in the U.S. to ensure that medical products distributed domestically are safe and effective for their intended uses. Under the FFDCA, each medical device is classified into one of three classes (Class I, Class II or Class III), depending on the degree of risk associated with that medical device and the extent of control needed to ensure safety and effectiveness. Our current products are Class II medical devices.

Class II devices are those for which general controls alone are insufficient to provide reasonable assurance of safety and effectiveness and there is sufficient information to establish special controls. Special controls can include performance standards, post-market surveillance, patient histories and FDA guidance documents. Premarket review and clearance by the FDA for these devices is generally accomplished through the 510(k) premarket notification process. The process required by the FDA before a Class II device may be marketed in the U.S. may involve the following:

•	Development of comprehensive product description and indications for use.

•	Completion of extensive preclinical tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice (“GLP”) regulations.

•	Comprehensive review of predicate devices and demonstration of substantial equivalence to the predicate devices.

•	If appropriate and required, appropriate approvals for clinical trials (IDE submission and approval may be required for conducting a clinical trial in the US).

Clinical trials involve use of the medical device on human subjects under the supervision of qualified investigators in accordance with current Good Clinical Practices (“GCPs”) which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. A protocol with predefined end points, an appropriate sample size and pre-determined patient inclusion and exclusion criteria, is required for a clinical trial. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations that govern investigational device labeling, prohibit promotion of the investigational device, and specify recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” as defined by the FDA, the agency requires the device sponsor to submit an IDE application to the FDA, which must becomes effective prior to commencing human clinical trials. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA denies the application or notifies the company that the investigation is on hold and may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE that requires modification, the FDA may permit a clinical trial to proceed under a conditional approval. In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

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Assuming successful completion of all required testing, a detailed 510(k) premarket notification is submitted to the FDA requesting clearance to market the product. The notification includes all relevant data from pertinent preclinical and clinical trials, together with detailed information relating to the product’s manufacturing controls and proposed labeling, and other relevant documentation.

•	A 501(k) clearance letter from the FDA authorizes commercial marketing of the device for specific indication for use.

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After 501(k) clearance, we are required to comply with a number of post-clearance requirements, including, but not limited to, Medical Device Reporting and complaint handling, and, if applicable, reporting of corrective actions. Also, quality control and manufacturing procedures must continue to conform to QSR. The FDA periodically inspects manufacturing facilities to assess compliance with QSRs, which impose extensive procedural, substantive, and record keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the change, validation activities may need to be performed. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with QSRs and other aspects of regulatory compliance.

While not anticipated, future FDA inspections and Notified Body audits may identify compliance issues at our facilities that may potentially disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a device or failure to comply with applicable requirements may result in restrictions on manufacturing and distribution of the device, including withdrawal/recall of the device from the market, or FDA-initiated or judicial action that could delay or prohibit further marketing. Newly identified safety or effectiveness data may require changes to a product’s labeling, including the addition of new warnings and/or contraindications, and also may require the implementation of other risk management measures.

After a device receives FDA 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA. The FDA requires each manufacturer to make the determination of whether a modification requires a new 501(k) notification or PMA in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA for a particular change, the FDA may retroactively require the manufacturer to seek 510(k) clearance or PMA. The FDA can also require the manufacturer to cease U.S. marketing and/or recall the modified device until 510(k) clearance or PMA is obtained.

The FDA and the FTC also regulate the advertising claims of our products to ensure that the claims we make are consistent with our regulatory clearances, that there is scientific data to substantiate the claims and that our advertising is neither false nor misleading. In general, we may not promote or advertise our products for uses not within the scope of our intended use statement in our clearances or make unsupported safety and effectiveness claims. Many regulatory jurisdictions outside of the U.S. have similar regulations to which we would be subject. Our manufacturing processes are required to comply with the FDA’s CGMP requirements contained in its QSR and associated regulations and guidance. The QSR covers, among other things, the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping, installation and service of a company’s products. The QSR also requires maintenance of extensive records which demonstrate compliance with FDA regulation, the manufacturer’s own procedures, specifications and testing as well as distribution and post-market experience. Compliance with the QSR is necessary to receive FDA clearance or approval to market new products and is necessary for a manufacturer to be able to continue to market cleared or approved product offerings in the U.S. A company’s facilities, records, and manufacturing processes are subject to periodic scheduled or unscheduled inspections by the FDA, which may issue reports known as Forms FDA 483 or Notices of Inspectional Observations which list instances where the FDA inspector believes the manufacturer has failed to comply with applicable regulations and/or procedures. If the observations are sufficiently serious or the manufacturer fails to respond appropriately, the FDA may issue Warning Letters, or Untitled Letters, which are notices of violations that, if not adequately addressed, can result in enforcement actions against the manufacturer. These enforcement actions could include legal actions, including fines and total shutdown of production facilities, seizure of product, prohibition on export or import and criminal prosecution. Such actions may have further indirect consequences for the manufacturer outside of the U.S., and may adversely affect the reputation of the manufacturer and the product. In the U.S., routine FDA inspections usually occur every two years, and may occur more often for cause.

We intend to submit 510(k) premarket notifications for our next generation devices and for any new indications for use of our existing products. The applications may rely upon published literature and/or certain pre-clinical or clinical studies conducted for 501(k) cleared product. The FDA may also require companies to perform additional studies or measurements to support the change from the cleared product or for new claims for the cleared product. Alternatively, FDA may require us to file a PMA.

Foreign Medical Device Regulation

In order for us to market our products in other countries, we must comply with extensive safety and quality regulations in other countries. These regulations, including the requirements for approvals, clearance or grant of CE Certificates of Conformity and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval, clearance or CE Certificates of Conformity (or equivalent) in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business.

The primary regulatory environment in Europe is that of the EEA, which is comprised of the 28 Member States of the EU. In the EEA, our devices are required to comply with the Essential Requirements defined in Annex I to the EU Medical Devices Directive (applicable in the non-EU EEA

Member States via the Agreement on the European Economic Area). We are also required to ensure compliance with the relevant quality system requirements defined in the Annexes to the Medical Devices Directive. Compliance with these requirements entitles us to affix the CE mark to our medical devices, without which they cannot be commercialized in EEA. To demonstrate compliance with the Essential Requirements defined in Annex I of the Medical Devices Directive to obtain the right to affix the CE mark to our medical devices, and thus be permitted to market our medical devices on the EEA market, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. With the exception of low risk medical devices (Class I devices with no measuring function and which are not sterile), in relation to which the manufacturer may issue a CE Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements defined in the Medical Devices Directive, a conformity assessment procedure requires the intervention of an EU accredited organization. This is an organization designated by the competent authorities of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the accredited organization would typically audit and examine products’ Technical File and the quality system for the manufacture, design and final inspection of our devices before issuing a CE Certificate of Conformity. This Certificate demonstrates substantive compliance with the relevant Essential Requirements laid down in Annex I of the Medical Devices Directive or the relevant quality system requirements defined in the Annexes to the Directive and constitutes the basis for manufacturers to issue their mandatory Declaration of Conformity. Companies compliant with ISO requirements such as “EN ISO 13485: 2012 Medical devices—Quality management systems—Requirements for regulatory purposes” benefit from a presumption of conformity with the relevant quality system requirements defined in the Annexes to the Medical Devices Directive. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements and quality system requirements. In 2011, we received CE Certificate of Conformity from our Notified Body permitting us to affix the CE mark and market our CorPath 200 System in the EEA. If we modify existing products or develop new products in the future, including new devices, we will need to notify our Notified Body and go through a conformity assessment procedure before having the right to affix the CE mark to such products. We will be subject to regulatory audits, currently conducted biannually, in order to maintain any CE Certificates of Conformity that have been issued by our Notified Body. We cannot be certain that we will be able to obtain CE Certificates of Conformity for new or modified products. We continually strive to maintain our quality system to comply with the regulatory requirements defined in the Medical Device Directive and EN ISO 13485 for the CE Certificate of Conformity that we have received. We will evaluate regulatory approval in other foreign countries on an opportunistic basis.

Third Party Coverage and Reimbursement

The U.S. government and health insurance companies together are responsible for hospital and physician reimbursement for virtually all covered interventional procedures. Governments and insurance companies generally reimburse hospitals and physicians for procedures considered medically necessary. CMS administers the Medicare and Medicaid programs (the latter, along with applicable state governments). Many other third-party payors model their reimbursement methodologies after the Medicare program. As the single largest payor, this program has a significant impact on other payors’ payment systems.

Generally, reimbursement for professional services performed at a facility by physicians is reported under billing codes issued by the American Medical Association (“AMA”), known as Current Procedural Terminology (“CPT”) codes. Physician reimbursement under Medicare generally is based on a fee schedule and determined by the relative values of the professional service rendered. In addition, CMS and the National Center for Health Statistics (“NCHS”) are jointly responsible for overseeing changes and modifications to billing codes known as ICD-9-CM procedural codes used by hospitals to report inpatient procedures. For Medicare, CMS generally reimburses hospitals for services provided during an inpatient stay based on a prospective payment system that is determined by a classification system known as Medicare-Severity Diagnostic Related Groupings (“MS-DRGs”). MS-DRGs are assigned using a number of factors including the principal diagnosis, major procedures, discharged status, patient age and complicating secondary diagnoses among other things. Hospital outpatient services, reported by CPT codes, are assigned to clinically relevant Ambulatory Payment Classifications (“APCs”) used to determine the payment amount for services provided.

On October 1, 2008, CMS and NCHS issued a new family of ICD-9-CM procedure codes for “Robotically Assisted Procedures.” The purpose of the ICD-9-CM family of procedure codes is to gather data on robotic assisted surgical procedures. Effective October 1, 2014, ICD-9-CM procedure code 1743 was implemented for Percutaneous Robotic Assisted Procedure(s). A surgical procedure, completed with or without robotic assistance, continues to be assigned to the clinically relevant MS-DRG.

Governments and insurance companies carefully review and increasingly challenge the prices charged for medical products and surgical services. Reimbursement rates from private companies vary depending on the procedure performed, the third-party payor, contract terms, and other factors. Because both hospitals and physicians may receive the same reimbursement for their respective services, with or without robotics, regardless of actual costs incurred by the hospital or physician in furnishing the care, including for the specific products used in that procedure, hospitals and physicians may decide not to use our products if reimbursement amounts are insufficient to cover any additional costs incurred when purchasing our products.

Domestic institutions typically bill for the primary procedure that includes our products to various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans. Because our CorPath System has been cleared for commercial distribution in the U.S. by the FDA, coverage and reimbursement by payors are generally determined by the medical necessity of the primary procedure. While PCI procedures are typically reimbursed by third-party payors, currently, there is no incremental reimbursement provided for robotic-assisted PCI. Therefore, using the CorPath System and consumable cassettes without an incremental reimbursement will initially increase the up-front cost of the PCI procedure and the cath lab operation based on the cost of the CorPath System and also consumable cassettes. This lack of incremental reimbursement from third-party payors for procedures performed with our products, or lack of coverage by governmental and private payors’ policies of interventional procedures performed using our products, may make us unable to generate the revenues necessary to support our business.

In March 2010, the PPACA was signed into law which makes changes that are expected to significantly impact healthcare providers, insurers, and pharmaceutical and medical device manufacturers. One of the principal aims of the PPACA is to expand health insurance coverage to approximately 32 million Americans who are currently uninsured. The consequences of these significant coverage expansions on the sales of our products are currently unknown. The PPACA contains a number of provisions designed to generate the revenues necessary to fund this coverage expansion, including, but not limited to new fees or taxes on certain health-related industries, including medical device manufacturers. Beginning in 2013, medical device manufacturers are required to pay an excise tax (or sales tax) of 2.3% on certain U.S. medical device revenues. Under this provision, we have incurred an excise tax of approximately $76 thousand cumulatively through March 31, 2015 which is reflected in our operating expenses.

The PPACA also has provisions to study the comparative effectiveness of health care treatments and strategies. It remains unclear how this research will influence future Medicare coverage and reimbursement decisions, as well as influence other third-party payor coverage and reimbursement policies. As Congress and state governments determine how to implement the PPACA, the full impact of the PPACA on the medical device industry and the sale of our products are currently unknown. The PPACA, as well as other federal or state health care reform measures that may be adopted in the future, could have a material adverse effect on our business. The taxes imposed by PPACA and the expansion in the U.S. government’s role in the healthcare industry may result in decreased profits, lower reimbursement from payors for procedures that use our products and/or reduced procedural volumes, all of which may adversely affect our business, financial condition and results of operations.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers.

Any regulatory or legislative developments in domestic markets that eliminate or reduce reimbursement rates for procedures performed using our products could harm our ability to sell our products or cause downward pressure on the prices of our products, either of which would affect our ability to generate the revenues necessary to support our business.

Employees

We currently have 68 full-time employees. Additionally, from time to time, we hire temporary or contract employees. None of our employees are covered by a collective bargaining agreement and we are unaware of any union organizing efforts. We have never experienced a major work stoppage, strike or dispute. We consider our relationship with our employees to be good.

Properties

Our principal offices and manufacturing facilities are located at 309 Waverley Oaks Road, Suite 105, Waltham, Massachusetts 02452. On October 24, 2012, Corindus, Inc. entered into a lease with Beaver Group, LLC for a term of approximately five years for 26,402 square feet of office and manufacturing space (the “Lease”). Over the term of the Lease, we pay an average monthly cost of $46 thousand which includes base rent, common area fees, taxes and insurance. Terms of the Lease provide for an option to extend the Lease for an additional five-year period. Our management believes that the leased premises are suitable and adequate to meet current needs.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

In June 2014, we were in negotiations with a potential lender regarding terms of a proposed loan and security agreement. Negotiations were not successful and no transaction was consummated. We disputed the break-up fee and settled the matter out of court in February 2015 through the payment of $0.1 million.

Subsidiaries

Our subsidiaries are Corindus, Inc., which is our operating company, and Corindus Security Corporation, which holds and invests the proceeds of the issuance of certain securities.

Product Liability and Insurance

Although we maintain product liability insurance, the coverage limits of these policies may not be adequate to cover any future claims.

Corporate Information

Our corporate headquarters and manufacturing facilities are located at 309 Waverley Oaks Road, Suite 105, Waltham, Massachusetts 02452. Our telephone number is 508-653-3335 and our fax number is 508-653-3355. We maintain a website at www.corindus.com.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age, position of our executive officers, as of May 22, 2015:

Name	Age	Position
Executive Officers:
David M. Handler	55	Chief Executive Officer, President, Director
David W. Long	45	Chief Financial Officer, Senior Vice President, Treasurer, Secretary
Non-Management Directors:
Jeffrey Lightcap(1)(2)	56	Chairman
Hillel Bachrach(1)	69	Director
Jeffrey Gold(1)(2)(3)	67	Director
David White(2)(3)	67	Director
Gerard Winkels	58	Director
Michael Mashaal	42	Director

(1)	Member of the Compensation Committee
(2)	Member of the Nominating and Corporate Governance Committee
(3)	Member of the Audit Committee

Pursuant to various funding agreements with Corindus, Inc., (i) HealthCor Partners Fund, LP, HealthCor Hybrid Offshore Master Fund, LP, and HealthCor Partners Fund II, LP appointed Mr. Lightcap and Dr. Mashaal to serve as a director of Corindus, Inc., (ii) 20/20 Capital III, LLC appointed Mr. Bachrach to serve as a director of Corindus, Inc. and (iii) Koninklijke Philips N.V. (“Philips Parent”) appointed Mr. Winkels to serve as a director of Corindus, Inc. The agreements that permitted certain persons or entities to designate members of the Board of Directors of Corindus, Inc. terminated upon the closing of the Acquisition on August 12, 2014 pursuant to the terms of the Acquisition Agreement. We currently have no arrangements or understandings between our officers and directors or any other person pursuant to which any director or officer was or is to be selected as a director or officer of the Company or any of our subsidiaries, and there are no arrangements, plans or understandings as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors of the Company or any of our subsidiaries.

The following is a brief description of the education and business experience during at least the past five years for each of our directors and executive officers, indicating the person’s principal occupation during that period, and the name of the organization in which such occupation and employment were carried out.

David M. Handler

Chief Executive Officer, President and Director

David M Handler was initially elected as a director and was appointed as our Chief Executive Officer and President on August 12, 2014. On April 30, 2015, he was re-elected and re-appointed to serve in the same capacities. From October 2008 to August 12, 2014, Mr. Handler served as Chief Executive Officer, President and director of Corindus, Inc. Prior to joining Corindus, Inc., Mr. Handler served in General Manager positions at General Electric from October 1998 until September 2008. Mr. Handler has over 30 years of service in sales, marketing and leadership roles in the medical device, healthcare and plastics industries. Mr. Handler earned a B.A. in Economics from Union College in Schenectady, New York and completed an Executive Leadership and Management Program at the GE Management Development Institute, including his Six Sigma certification. Mr. Handler is also a board member and officer of Organization for Occupational Radiation Safety in Interventional Fluoroscopy (ORSIF), a non-profit that raises awareness of health risks associated with occupational ionizing radiation exposure.

David W. Long

Chief Financial Officer, Senior Vice President, Treasurer and Secretary

David W. Long was initially appointed as our Chief Financial Officer, Senior Vice President, Treasurer and Secretary on August 12, 2014. On April 30, 2015, Mr. Long was re-elected and re-appointed to serve in the same capacities. From September 2011 to August 12, 2014, Mr. Long served as Chief Financial Officer and Vice President of Administration of Corindus, Inc. Prior to joining Corindus, Inc., Mr. Long served in positions as Vice President of Finance and Division Controller at Thermo Fisher Scientific Corporation from September 2004 to September 2011. Mr. Long brings 20 years of financial experience with private and public companies, including International Rectifier Corporation, Polaroid Corporation and PPG Industries. Mr. Long earned his B.S. in Business Administration from the University of Massachusetts Lowell and his Masters in Government Administration from the University of Pennsylvania.

Jeffrey C. Lightcap

Chairman

Jeffrey C. Lightcap was initially elected as a director on August 12, 2014 and was originally appointed by HealthCor as a director of Corindus, Inc. and was re-elected on April 30, 2015. From March 2008 to August 12, 2014, Mr. Lightcap served as a director of Corindus, Inc. and he served as Chairman from April 12, 2012 to August 12, 2014. Since October 2006, Mr. Lightcap has served as a Senior Managing Director at HealthCor Partners Management, LP, a leading growth equity investor in early and near commercial stage healthcare companies in the diagnostic, therapeutic, medtech and HCIT sectors. From 1997 to mid-2006, Mr. Lightcap was a Senior Managing Director at JLL Partners, a leading middle-market private equity firm. Prior to JLL Partners, Mr. Lightcap was a Managing Director at Merrill Lynch & Co., Inc. in charge of leverage buyout coverage for Merrill Lynch’s mergers and acquisitions group. Prior to joining Merrill Lynch, Mr. Lightcap was a Senior Vice President in the mergers and acquisitions group at Kidder, Peabody & Co. and briefly at Salomon Brothers. Mr. Lightcap currently serves as a director of the following companies: CareView Communications, Inc. (OTCQB: CRVW), a healthcare technology company; IASIS Healthcare Corporation, a privately-held company that owns and operates community-focused hospitals in high growth urban and suburban markets; Practice Partners in HealthCare, a privately-held company specializing in management and operation of ambulatory surgical centers; Paradigm Spine, LLC, a leader in the field of non-fusion, spinal implant technology; and Heartflow, a company focused on the non-invasive diagnosis of coronary artery disease. Mr. Lightcap received a B.E. in Mechanical Engineering from the State University of New York at Stony Brook in 1981 and in 1985 received an M.B.A. from the University of Chicago. We believe Mr. Lightcap’s experience with fundraising in the private equity market and his leadership skills exhibited throughout his career make him well-qualified to serve as one of the Company’s directors.

Hillel Bachrach

Director

Hillel Bachrach was initially elected as a director on August 12, 2014 and was originally appointed by 20/20 Capital III, LLC as a director of Corindus, Inc. and was re-elected on April 30, 2015. From February 2008 to August 12, 2014, Mr. Bachrach served as a director of Corindus, Inc. Mr. Bachrach is an executive with 30 years of hands-on management and board experience with introductions of new, innovative and revolutionary medical technologies. Mr. Bachrach was the co-founder and Executive Vice President of ESC Medical Systems from 1993 to 1995, and from 1996 to 1999, when his tenure with ESC ended, he was the Vice Chairman and the Executive Vice President of Business Development and Strategic Planning. ESC Medical Systems (now Lumenis) was one of the first medical laser/flash lamp companies addressing cosmetic applications. From a total venture capital investment of $2 million, ESC went public on NASDAQ in January 1996, with a secondary offering in June 1996. Through multiple strategic acquisitions, ESC reached an approximate valuation of $1 billion in 1998. In 1999, after leaving ESC, Mr. Bachrach co-founded MSq, Ltd. (now Alma Laser), another innovator in the medical laser field. A portion of Alma Laser was sold in 2006 to TA Associates and the entire company was sold in 2013 to Fuson (a Chinese pharmaceutical company). Mr. Bachrach served as the Chief Executive Officer of Orex Computerized Radiography, a manufacturer of Computerized Radiography systems and software. He led the sale of Orex to Eastman Kodak in 2005. Since 2006, Mr. Bachrach has served as the Active-Chairman of Viztek, a leading HCIT provider. Mr. Bachrach also served as the President of Odin Medical Technologies, Inc. (acquired by Medtronic). Mr. Bachrach is currently a director of UltraSPECT, Ltd., provider of unique cardiac and general purpose reconstruction software solutions for nuclear medicine diagnostic imaging hardware. He received his MBA from the Kellogg Graduate School of Management in 1976 and a B.S. in Electrical Engineering from Technion Israeli Institute of Technology in 1971. We believe Mr. Bachrach’s 30 years of experience with the introduction of new medical technologies and management of high growth companies make him well qualified to serve as one of the Company’s directors.

Jeffrey Gold

Director

Jeffrey Gold was initially elected as a director on August 12, 2014. From February 2011 to August 12, 2014, Mr. Gold served as a director of Corindus, Inc and was re-elected on April 30, 2015. Mr. Gold currently serves as President and Chief Executive Officer for Myoscience, Inc., an innovation-driven medical technology company based in Silicon Valley, California, dedicated to establishing their proprietary platform technology, Focused Cold Therapy,™ as the preeminent treatment for conditions involving nerves. He previously served as President and Chief Executive Officer of Velomedix Inc., a venture-backed company that developed a unique technology for rapidly inducing therapeutic hypothermia in patients undergoing severe acute cardiovascular events, such as heart attack and cardiac arrest. Prior to Velomedix, Mr. Gold was a Venture Partner for Longitude Capital where he focused on investments in medical devices. From 2001 to 2005, he was the Chief Executive Officer of CryoVascular Systems, a medical device company developing treatments for peripheral vascular disease. CryoVascular was acquired by Boston Scientific Corporation in 2005. From 1997 to 2000, Mr. Gold was the Chief Operating Officer and Executive Vice President of CardioThoracic Systems (NASDAQ: CTSI), a medical device company focused on developing products to enable off-pump open-heart surgery. CTSI was acquired by Guidant Corporation. Prior to CTSI, Mr. Gold spent 18 years with Cordis Corporation, now the primary cardiovascular device subsidiary of Johnson & Johnson, in a series of roles of increasing responsibility and scope. He was co-founder and President of Cordis Endovascular Systems, the subsidiary company that initially focused on the interventional neuroradiology and peripheral markets. Mr. Gold holds an MBA from the University of Florida and a B.S. in Engineering from Northeastern University and is a graduate of GE’s Manufacturing Management Program. We believe Mr. Gold’s broad experience in a variety of roles managing and investing in medical technology companies make him well qualified to serve as one of the Company’s directors.

David R. White

Director

David R. White was initially elected as a director on August 12, 2014. From June 9, 2010 to August 12, 2014, Mr. White served as a director of Corindus, Inc and was re-elected on April 30, 2015. From

December 1, 2000 to November 1, 2010, Mr. White served as the Chief Executive Officer of IASIS Healthcare Corporation and he served as the Chief Executive Officer of IASIS Healthcare LLC from December 1, 2000 to October 2010. Mr. White served as the President of IASIS Healthcare Corporation from May 22, 2001 to May 2004 and also served as the President of IASIS Healthcare LLC from May 22,

2001 to May 2004. He served as the President and Chief Executive Officer of LifeTrust, from November 1998 to November 2000. From June 1994 to September 1998, Mr. White served as President of the Atlantic Group at Columbia/HCA, where he was responsible for 45 hospitals located in nine states. He has also served as Regional Vice President of Republic Health Corporation. Previously, Mr. White served as an Executive Vice President and Chief Operating Officer at Community Health Systems, Inc. He has been Executive Chairman of Anthelio Healthcare Solutions Inc. since June 2012 and has been its Independent Director since July 28, 2011. He has been Chairman of the Board at IASIS Healthcare Corporation since December 1, 2000 and served the same position from October 1999 to November 30, 2000. He has been Member of Strategic Advisory Board of Satori World Medical, Inc. since 2011. He has been a Director of REACH Health, Inc. since August 30, 2011. He also serves as a director to CareView Communications, Inc. (OTCQB: CRVW), a healthcare technology company. He served as Non-Executive Director at Parkway Holdings Limited from July 15, 2005 to March 8, 2007. Mr. White earned a B.S. in Business Administration from the University of Tennessee in Knoxville, TN in 1970, and an MS in Healthcare Administration from Trinity University in San Antonio, TX in 1973. We believe Mr. White’s lifetime career and knowledge in the healthcare industry field makes him well-qualified to serve as a director of the Company.

Gerard Winkels

Director

Gerard Winkels was initially elected as a director on August 12, 2014 and was originally appointed by Philips Parent as a director of Corindus, Inc and was re-elected on April 30, 2015. From January 2011 to August 12, 2014, Mr. Winkels served as a director of Corindus, Inc. Mr. Winkels is currently the VP GM of Interventional Cardiology Solutions at Philips HealthTech, leading a Business Innovation group chartered to develop/acquire a portfolio of procedure innovations with smart instruments in Interventional Cardiology. Mr. Winkels has been with Philips Healthcare for over 30 years in various marketing, product management and leadership roles including MR/CT lead for Europe and GM Electrophysiology. Mr. Winkels has proven experience in both upstream (leading innovation, establishing vision, finalizing projects, building strategies) and downstream (communicating solutions, driving sales and building customer loyalty) operations, all of which, we believe, make him well-qualified to serve as a director of the Company. Mr. Winkels received his M.S. in Physics from the University of Utrecht in 1983.

Michael Mashaal, MD

Director

Dr. Mashaal was initially elected as a director on August 12, 2014 and was originally appointed by HealthCor as a director of Corindus, Inc and was re-elected on April 30, 2015. From October 2012 to August 12, 2014 and from March 2008 until February 2011, Dr. Mashaal served as a director of Corindus, Inc. Since September 2008, Dr. Mashaal has served as Managing Director of HealthCor Partners Management, L.P. a leading growth equity investor in early and near commercial stage healthcare companies in the diagnostic, therapeutic, medtech and HCIT sectors. Previously, from 2000 to 2008, Dr. Mashaal served as a Research Analyst focused on healthcare and biotechnology for several institutional investment firms. Dr. Mashaal graduated from Emory University in 1994 with a B.A. in Biology. After receiving an M.D. at State University of New York at Stony Brook School of Medicine in 1998, Dr. Mashaal trained in general surgery at the University Hospital at Stony Brook from 1998 to 1999. We believe Dr. Mashaal’s background in the healthcare and biotechnology industries makes him well-qualified to serve as a director of the Company.

Family Relationships

There are no family relationships among any of our officers or directors.

Director independence

Upon completion of this offering and listing on NYSE MKT under the listing requirements and rules of each, independent directors must comprise a majority (or 50% if we are deemed to be a “smaller reporting company”) of our Board of Directors within a specified period of time.

Our Board of Directors has undertaken a review of its composition, the composition of its committees, and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of the members of our Board of Directors, except Messrs. Handler and Winkels, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, and the listing requirements and rules of NYSE MKT. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence.

Committees of the Board

Our Board of Directors has the authority to appoint committees to perform certain management and administration functions. Our Board of Directors currently has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by the Board of Directors. The charters for each of these committees are available on our website at www.corindus.com.

Audit Committee

Our Audit Committee consists of David White and Jeffrey Gold, each of whom satisfies the independence requirements under NYSE MKT listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our Audit Committee is Mr. White, whom our board of directors has determined to be an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit Committee can read and understand fundamental financial statements in accordance with Audit Committee requirements. In arriving at this determination, our Board of Directors has examined each Audit Committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The purpose of the Audit Committee is to assist our Board of Directors with oversight of (i) the quality and integrity of our financial statements and its related internal controls over financial reporting, (ii) our compliance with legal and regulatory compliance, (iii) the independent registered public accounting firm’s qualifications and independence, and (iv) the performance of our independent registered public accounting firm. The Audit Committee’s primary function is to provide advice with respect to our financial matters and to assist our Board of Directors in fulfilling its oversight responsibilities regarding finance, accounting, and legal compliance.

Compensation Committee

Our Compensation Committee consists of Jeffrey Lightcap, Hillel Bachrach and Jeffrey Gold, each of whom our Board of Directors has determined to be independent under NYSE MKT listing standards,

a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act, and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code. The chairperson of our Compensation Committee is Mr. Lightcap.

The primary purpose of our Compensation Committee is to oversee the policies of our Company relating to compensation of our executives and make recommendations to our Board of Directors, as appropriate, with respect to such policies. The goal of such policies is to ensure that an appropriate relationship exists between executive pay and the creation of shareholder value, while at the same time motivating and retaining key employees.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Jeffrey Gold, Jeffrey Lightcap and David White, each of whom our Board of Directors has determined to be independent under NYSE MKT listing standards. The chairperson of our Nominating and Corporate Governance Committee is Mr. Gold.

The primary purposes of our Nominating and Corporate Governance Committee are to (i) identify, review and recommend qualified candidates for membership on our Board of Directors and the Board committees, (ii) develop and recommend to the Board of Directors the appropriate corporate governance principles and practices and (iii) oversee the evaluation of the Board of Directors through the annual review of the performance of the Board and its committees.

Company Policies

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, executive officers and employees. This code is intended to focus the members of the Board of Directors and each executive officer and employee on areas of ethical risk, provide guidance to directors, executive officers and employees to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. All members of the Board of Directors and all executive officers and employees are required to sign this code and may be required to certify their compliance with the code on an annual basis. Our Code of Business Conduct and Ethics is available on our website at www.corindus.com.

Code of Ethics for Financial Executives

We have adopted a Code of Ethics applicable to all of our financial executives and any other senior officer with financial oversight responsibilities. This code governs the professional and ethical conduct of our financial executives, and directs that they (i) act with honesty and integrity, (ii) provide information that is accurate, complete, objective, relevant, and timely, (iii) comply with federal, state, and local rules and regulations, (iv) act in good faith with due care, competence, and diligence and (v) respect the confidentiality of information acquired in the course of their work and not use the information acquired for personal gain. All of our financial executives are required to sign this code on an annual basis. Our Code of Ethics for Financial Executives is available on our website at www.corindus.com.

Insider Trading Policy

We have adopted an Insider Trading Policy applicable to all directors and officers. Insider trading generally refers to the buying or selling of a security in breach of a fiduciary duty or other relationship of trust and confidence while in possession of material, non-public information about the security. Insider trading violations may also include ‘tipping’ such information, securities trading by the person ‘tipped,’ and securities trading by those who misappropriate such information. The scope of insider trading violations can be wide reaching. As such, our Insider Trading Policy outlines the definitions of insider trading, what constitutes material, non-public information and the potential penalties and sanctions. Illegal insider trading is against our policy as such trading can cause significant harm to our reputation for integrity and ethical conduct. Individuals who fail to comply with the requirements of the policy are subject to disciplinary action, at our sole discretion, including dismissal for cause. All members of our Board of Directors, all executive officers, all employees at or above the level of vice president and all accounting personnel are required to ratify the terms of this policy on an annual basis. Our Insider Trading Policy is available on our website at www.corindus.com.

Other Policies

We have also adopted a Whistleblower Policy and Related Party Transactions Policy. These policies are available on our website at www.corindus.com.

EXECUTIVE COMPENSATION

This section discusses the principals underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the narrative and tables that follow.

Overview

The objectives of our compensation program for our executive officers seek to promote the creation of long-term stockholder value by:

•	tying a portion of those executives’ total compensation to Company and individual performance measures that are expected to position our Company for long-term success; and

•	attracting, motivating, and retaining high-caliber executives with the skills necessary to achieve our business objectives in a competitive market for talent.

We use a mix of components in pursuing these objectives:

•	base salary;

•	annual cash bonuses;

•	equity awards in the form of stock options;

•	benefits and perquisites; and

•	arrangements regarding compensation upon termination of employment.

Our practice has been and will continue to be to combine the components of our executive compensation program to align compensation with measures that correlate with the creation of long-term stockholder value and to achieve a total compensation level appropriate for our size and corporate performance. In pursuing this, we offer an opportunity for income in the event of successful corporate financial performance, matched with the prospect of less compensation in the absence of successful corporate financial performance. Our philosophy is to make a greater percentage of an employee’s compensation based on our Company’s performance as he or she becomes more senior, with a significant portion of the compensation of our executive officers based on the achievement of Company performance goals because the performance of these officers is more likely to have a direct impact on our achievement of strategic and financial goals that are most likely to affect stockholder value. At the same time, our Board of Directors believes that we must attract and retain high-caliber executives, and therefore must offer a mixture of fixed and incentive compensation at levels that are attractive in light of the competitive market for senior executive talent.

Historically, our Board of Directors has reviewed the total compensation of our executive officers and the mix of components used to compensate those officers on an annual basis. In determining the total amount and mix of compensation components, our Board of Directors strives to create incentives and rewards for performance consistent with our short- and long-term Company objectives. Our Board of Directors relies on its judgment about each individual rather than employing a formulaic approach to compensation decisions. Our Board of Directors has not assigned a fixed weighting among each of the compensation components. Our Board of Directors assesses each executive officer’s overall contribution to our business, scope of responsibilities, and historical compensation and performance to determine annual compensation. In making compensation decisions, our Board takes into account input from our board members and our Chief Executive Officer based on their experiences with other companies. We have not engaged third-party consultants to benchmark our compensation packages against our peers; however, going forward, we anticipate that our Compensation Committee may, from time to time as it sees fit, retain third-party executive compensation specialists in connection with determining cash and equity compensation and related compensation policies in the future.

Role of Our Compensation Committee

Historically, our Board of Directors determined and administered the compensation of our Chief Executive Officer and our Chief Financial Officer, who subject to the approval of our Board of Directors, determined the compensation of our other executive officers. Currently, our Compensation Committee, formed on October 17, 2014, will make the ultimate decisions regarding compensation for our Chief Executive Officer. This shift in our compensation determination processes and procedures did not affect our Chief Executive Officer’s 2014 compensation. Our Chief Executive Officer and Chief Financial Officer may from time to time attend meetings of our Compensation Committee or our Board of Directors, but will have no final decision authority with respect to compensation. Annually, our Compensation Committee will evaluate the performance of our Chief Executive Officer and determine our Chief Executive Officer’s compensation in light of the goals and objectives of our compensation program. The decisions relating to our Chief Executive Officer’s compensation will be made by the Compensation Committee, which will review its determinations with our Board of Directors without the presence of management prior to its final determination. Decisions regarding the Chief Financial Officer’s compensation will be made by our Compensation Committee after considering recommendations from our Chief Executive Officer. As noted above, in the future we may engage an independent compensation consultant to assist the compensation committee in making its compensation determinations.

Risk Management Considerations

Our Board of Directors believes that our executive compensation program creates incentives to create long-term value while minimizing behavior that leads to excessive risk. The earnings before interest, taxes, depreciation, and amortization (EBITDA), the financial metric used to determine the amount of an executive’s company-based performance bonus, has ranges that encourage success without encouraging excessive risk taking to achieve short-term results. In addition, at maximum performance levels, cash incentive compensation cannot exceed 60% of our Chief Executive Officer’s base salary and 40% of our Chief Financial Officer’s base salary. Options granted to our executives become exercisable over various times and remain exercisable for up to ten years from the date of grant, encouraging executives to look to long-term appreciation in equity values.

Summary Compensation Table

The following table sets forth information concerning the total compensation of our executive officers, and next two highest paid employees earning over $0.1 million (both of whom are non-executive officers), paid by us for each of our fiscal years ended December 31, 2014 and 2013.

The following table includes the dollar value of base salaries, bonus awards, Corindus, Inc. stock options granted and exchanged for options and certain other compensation (in thousands), if any, whether paid or deferred.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David M. Handler(3)	2014	305	40	—	—	—	—	33	378
Chief Executive Officer and President	2013	300	75	—	—	—	—	30	405

David W. Long(4)	2014	254	32	—	73	—	—	30	389
Chief Financial Officer and Sr. Vice President	2013	219	65	—	—	—	—	29	313

Tal Wenderow(5)	2014	224	30	—	27	—	—	33	314
Vice President Product and Business Development	2013	219	9	—	—	—	—	31	259

Matthew Chiminski(6)(7)	2014	227	109	—	—	—	—	29	365
Vice President Sales and Service	2013	225	74	—	170	85	—	30	584

(1)	Amount relates to the year in which the bonus was earned.
(2)	The valuation methodology used to determine the fair value of the options granted during the year was the Black-Scholes Model.
(3)

For 2014, All Other Compensation includes $10 for 401k contribution and $23 for health insurance premiums paid by the Company on Mr. Handler’s behalf. For 2013, All Other Compensation includes $8 for 401k contribution and $21 for health insurance premiums paid by the Company on Mr. Handler’s behalf.

(4)

For 2014, All Other Compensation includes $7 for 401k contribution and $23 for health insurance premiums paid by the Company on Mr. Long’s behalf. For 2013, All Other Compensation includes $7 for 401k contribution and $21 for health insurance premiums paid by the Company on Mr. Long’s behalf.

(5)

For 2014, All Other Compensation includes $10 for 401k contribution and $23 for health insurance premiums paid by the Company on Mr. Wenderow’s behalf. For 2013, All Other Compensation includes $8 for 401k contribution and $22 for health insurance premiums paid by the Company on Mr. Wenderow’s behalf.

(6)

For 2014, All Other Compensation includes $6 for 401k contribution and $23 for health insurance premiums paid by the Company on Mr. Chiminski’s behalf. For 2013, All Other Compensation includes $9 for 401k contribution and $21 for health insurance premiums paid by the Company on Mr. Chiminski’s behalf.

(7)	Bonus includes commission payments.

Outstanding Equity Awards at Fiscal Year-End 2014

The table below shows equity awards outstanding to our executive officers at Corindus, Inc.’s fiscal year ended December 31, 2014, which equity awards consists solely of Corindus, Inc. options previously issued under the Corindus, Inc. 2006 Umbrella Option Plan and the Corindus, Inc. 2008 Stock Incentive Plan. The Corindus, Inc. options were exchanged for Company options as of the Closing of the Acquisition pursuant to the exchange ratio and are reflected as such below.

	Option Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiry Date
David M. Handler (CEO)	946,928	(1)	—		$0.92	9/30/18
	947,328	(2)	—		$0.34	3/24/20
	909,575	(3)	454,787	(3)	$0.75	4/11/22

David W. Long (CFO)	479,414	(4)	110,634	(4)	$0.55	9/4/21
	—	(5)	285,773	(5)	$0.75	6/4/24

(1)	All 946,928 underlying shares became fully vested on October 1, 2012.
(2)	All 947,328 underlying shares became fully vested on March 25, 2014.
(3)

An aggregate of 341,091 underlying shares vested on April 12, 2013 and an aggregate of 28,424 underlying shares vested monthly from May 31, 2013 through December 31, 2014. An aggregate of 28,424 underlying shares vest monthly from January 31, 2015 through March 12, 2016 and 28,424 underlying shares vest on April 12, 2016.

(4)

An aggregate of 147,512 underlying shares vested on September 5, 2012 and an aggregate of 12,293 underlying shares vested monthly from October 31, 2012 through December 31, 2014. An aggregate of 12,293 underlying shares vest monthly from January 31, 2015 through August 31, 2015 and 12,293 underlying shares vest on September 30, 2015.

(5)

An aggregate of 71,448 underlying shares vest on June 24, 2015. An aggregate of 5,954 underlying shares vest monthly from July 24, 2015 through May 24, 2018 and 5,954 underlying shares vest on June 24, 2018.

Employment Agreements

Employment Agreement with David Handler

Mr. Handler is our Chief Executive Officer and President. On September 3, 2008, Corindus, Inc. and Mr. Handler entered into an employment agreement under which Mr. Handler began employment on October 1, 2008 on an at will basis. On May 22, 2015, the Company and Mr. Handler entered into a new employment agreement, which superseded the previous employment agreement between Corindus, Inc. and Mr. Handler. Mr. Handler’s employment is voluntary and he is free to terminate his employment at any time subject to the provisions provided therein. We are free to terminate Mr. Handler’s employment at any time, with or without cause and without further obligation or liability subject to the provisions provided therein.

The terms of the employment agreement provide for Mr. Handler to receive an annual base salary of $325,000 subject to annual review for adjustments as determined by the Board. Mr. Handler is eligible for an annual bonus payment of up to 100% of his annual base salary for the year immediately preceding payment of such bonus based on achievement of performance objectives contained in an annual board-approved plan. Any bonus award is to be paid on or before March 15 of the fiscal year following the fiscal year in which the bonus was earned. On September 11, 2008, Mr. Handler was granted a Corindus, Inc. option to purchase common stock of Corindus, Inc., which in accordance with the exchange ratio in the Acquisition Agreement, was exchanged for a Company option to purchase 946,928 shares of the Company’s common stock at an exercise price of $0.92 per share. The shares underlying the option vested as follows: 25% vested after one year of continuous service with the balance vested in equal monthly installments over the following 36 months. On October 20, 2014, our

Compensation Committee approved the incentive compensation award to Mr. Handler of $75,000 earned in 2013. In addition, for the purpose of calculating the annual incentive compensation award to Mr. Handler for 2015, the target bonus will be 100% of Mr. Handler’s annual base salary.

In addition to containing typical provisions for fringe benefits, Mr. Handler’s employment agreement contains non-competition and non-solicitation covenants, which provide that while employed and for the 18-month period following the termination of employment, Mr. Handler will not compete with the Company and its subsidiaries or solicit employees or customers of the Company or its subsidiaries.

Employment Agreement with David Long

Mr. Long is our Chief Financial Officer, Senior Vice President, Secretary and Treasurer. On May 22, 2015, the Company and Mr. Long entered into an employment agreement. Mr. Long’s employment is voluntary and he is free to terminate his employment at any time subject to the provisions provided therein. We are free to terminate Mr. Long’s employment at any time, with or without cause and without further obligation or liability subject to the provisions provided therein.

The terms of the employment agreement provide for Mr. Long to receive an annual base salary of $275,000 subject to annual review for adjustments as determined by the Board. Mr. Long is eligible for an annual bonus payment of up to 50% of his annual base salary for the year immediately preceding payment of such bonus based on achievement of performance objectives contained in an annual board-approved plan. Any bonus award is to be paid on or before March 15 of the fiscal year following the fiscal year in which the bonus was earned.

On April 12, 2012, Mr. Long was granted a Corindus, Inc. option, which in accordance with the exchange ratio in the Acquisition Agreement, was exchanged for a Company option to purchase 590,048 shares of the Company’s common stock at an exercise price of $0.55 per share. The underlying shares vest as follows: 25% vest on September 5, 2012, the first anniversary of Mr. Long’s employment date, with the balance to vest in equal monthly installments over the following 36 months. Mr. Long was also granted a Corindus, Inc. option, which in accordance with the share exchange ratio in the Acquisition Agreement, was exchanged for a Company option to purchase 285,773 shares of the Company’s common stock at an exercise price of $0.75 per share. The underlying shares vest as follows: 25% vest on the anniversary date of the option with the balance to vest in equal monthly installments over the following 36 months. On October 20, 2014, our Compensation Committee approved the 2013 incentive compensation award to Mr. Long of $65,000. In addition, for the purpose of calculating the annual incentive compensation award to Mr. Long for 2015, the target bonus will be 50% of Mr. Long’s annual base salary.

In addition to containing typical provisions for fringe benefits, Mr. Long’s employment agreement contains non-competition and non-solicitation covenants, which provide that while employed and for the 18-month period following the termination of employment, Mr. Long will not compete with the Company and its subsidiaries or solicit employees or customers of the Company or its subsidiaries.

Termination and Severance Arrangements Upon Termination

We have employment agreements with our executive officers as described above. The arrangements reflected in these employment agreements are designed to encourage the officers’ full attention and dedication to our Company currently and, in the event of any proposed change of control, provide these officers with individual financial security. The employment agreement with Mr. Handler or Mr. Long may be terminated at the election of either the executive or the Company with no less than a 30-day written notice of termination. The executive may be immediately terminated by the Company for

“cause.” “Cause” means (a) a good faith finding by the Company that (i) the executive intentionally failed to perform his assigned duties for the Company or (ii) he engaged in dishonesty, breach of fiduciary duty involving personal profit, gross negligence, misconduct, material breach of the Company’s Code of Ethics or a material violation of the Sarbanes-Oxley requirements for officers of public companies or (b) the conviction of the executive of, or the entry of a pleading of guilty or nolo contendere by the executive to, any crime involving moral turpitude or any felony. Mr. Handler or Mr. Long may also terminate his employment for “good reason.” “Good reason” means any of the following (a) a material negative change in the executive’s function, duties or responsibilities, (b) a reduction to base salary (except for any reduction that is part of an employee-wide reduction in pay), (c) a requirement to relocate outside the Greater Boston area or (d) a material breach of the employment agreement by the Company. In the event that the executive’s employment is involuntarily terminated by the Company without cause or terminated by the executive for “good reason,” he will receive (a) his base salary and benefits for a period of 12 months, (b) monthly payments towards COBRA coverage for the executive and his dependents for up to 12 months, (c) payment of one-twelfth of the amount of annual bonus accrued on the Company’s books and records as of the end of the immediately precedent calendar quarter for 12 months and (d) release from any restrictions in a lock-up agreement with respect to stock that may be acquired by exercising any then outstanding and vested stock option granted by the Company or Corindus, Inc., each conditioned on his execution of a standard form of release of the Company from any claims within 30 days from the date of the termination and continued compliance with non-competition and non-solicitation covenants.

Non-Disclosure, Confidentiality, Assignment and Non-Competition Agreements

Every officer, director and employee of ours is required to sign a Non-Disclosure, Confidentiality, Assignment and Non-Competition Agreement (the “Agreement”) upon hiring. The Agreement contains standard clauses regarding the confidentiality and non-disclosure of Company information and requires the return of all confidential Company information upon termination. The employees also agree that any inventions are to be assigned to the Company as our sole property. For a period of twelve months after termination, employees commit (i) to not compete with the Company, (ii) to not convert or attempt to convert the Company’s customers and prospective customers, (iii) to not directly or indirectly hire or recruit the Company’s employees or consultants and (iv) to notify the Company of any change of address and subsequent employment.

Post-Employment Compensation

Pension Benefits

We do not offer any defined benefit pension plans for any of our employees. We do have a 401(k) plan in which our employees may participate.

Potential Payments Upon Termination or Change in Control

The table below reflect the amount of compensation to our executive officers in the event of termination of such executive’s employment or a change in control. Other than as set forth below, no amounts will be paid to our executive officers in the event of termination.

Potential Payments Upon Termination or Change in Control

The table below reflects the amount of compensation that will be paid to our executive officers in the event of termination of such executive’s employment (whether by the Company without “cause” or by the executive for “good reason”). As noted above, our executives may also be entitled to the payment of any accrued bonus, as well as other benefits.

Name	Salary (in thousands)
David M. Handler	$325
David W. Long	$275

Severance Arrangements Upon Change of Control

Mr. Handler’s remaining unvested option shares will become fully vested upon a Change in Control (as defined in his employment agreement) and any other equity awards will provide for full vesting if his employment terminates (whether by the Company without “cause” or by Mr. Handler for “good reason”) within 12 months following a Change in Control (as defined in the employment agreement).

Mr. Long’s remaining unvested option shares will become fully vested upon a Change in Control (as defined in his employment agreement) and any other equity awards will provide for full vesting if his employment terminates (whether by the Company without “cause” or by Mr. Long for “good reason”) within 12 months following a Change in Control (as defined in his employment agreement).

Nonqualified Deferred Compensation

We do not offer any deferred compensation plans for any of our executive officers.

Director Compensation

Historically, we have not paid cash fees to directors for attending regularly scheduled and special board meetings, with the exception of Mr. Gold who received approximately $2 thousand for his attendance at each quarterly board meeting.

On May 18, 2015, our board adopted a non-employee director compensation policy, pursuant to which we compensate directors with a combination of cash and equity. Each such non-employee director receives an annual cash retainer of $20,000 for such service, paid quarterly. The policy also provides that we compensate members of our board for service on our committees, in each case paid on a quarterly basis, as follows:

•	The chairman of our board receives an annual cash retainer of $8,000 for such service;

•	The chairman of our Audit Committee receives an annual cash retainer of $8,000 for such service;

•	The chairman of our Compensation Committee receives an annual cash retainer of $6,000 for such service;

•	The chairman of our Nominating and Corporate Governance Committee receives an annual cash retainer of $4,000 for such service;

•	Each member of our Audit Committee receives an annual cash retainer of $4,000 for such service;

•	Each member of our Compensation Committee receives an annual cash retainer of $3,000 for such service; and

•	Each member of our Nominating and Corporate Governance Committee receives an annual cash retainer of $2,000 for such service.

Beginning in 2016, the non-employee director policy provides for the grant of equity awards each year at the annual meeting of the Company to each director continuing to serve on our board. Each such director will receive a stock option grant for the number of shares valued at $90,000 based on the Black-Scholes value of such option as of the date of grant. The exercise price of such options is equal to the closing price of our common stock on the date of grant and such options vest 50% on the first anniversary of the date of grant and 100% on the second anniversary of the date of grant date, subject to the director’s continued service on the board.

Some of our directors were granted options to purchase shares of Corindus, Inc. common stock prior to the Acquisition and such shares were exchanged for options to purchase shares of Company common stock in connection with the Acquisition. Directors may be granted options to purchase shares of Company common stock under our 2014 Stock Award Plan in accordance with the non-employee director compensation policy or in special circumstances as determined by the board.

The following table shows compensation paid to the directors of the Company (in thousands) for services rendered during the years ended December 31, 2014 and 2013. The valuation methodology used to determine the fair value of the Corindus options issued during the year (which Corindus options were subsequently exchanged for Company options) was the Black-Scholes Model, an acceptable model in accordance with ASC 718.

Name (a)	Year	Fees earned or paid in cash ($) (b)	Stock awards ($) (c)	Option awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Nonqualified deferred compensation earnings ($) (f)	All other compensation ($) (g)	Total ($) (h)
David M. Handler(1)	2014	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—

Hillel Bachrach(2)	2014	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—

Jeffrey Gold(3)	2014	8	—	—	—	—	—	8
	2013	8	—	—	—	—	—	8

Jeffrey Lightcap(4)	2014	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—

David White(5)	2014	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—

Gerard Winkels(4)	2014	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—

Michael Mashaal(4)	2014	—	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—

(1)	As of December 31, 2014, Mr. Handler held 3,258,618 options to purchase shares of our common stock, 2,803,831 of which were vested.
(2)

As of December 31, 2014, 20/20 Capital III LLC, of which Mr. Bachrach is the controlling member held 82,331 options to purchase shares of our common stock and Mr. Bachrach, individually, held 75,006 options to purchase shares of our common stock, all of which were vested.

(3)	As of December 31, 2014, Mr. Gold held 182,514 options to purchase shares of our common stock, all of which were vested.
(4)	As of December 31, 2014, the director held no options to purchase shares of our common stock.
(5)	As of December 31, 2014, Mr. White held 182,514 options to purchase shares of our common stock, all of which were vested.

Compensation Committee Interlocks and Insider Participation

Until October 17, 2014, we did not have a Compensation Committee. Currently, our Compensation Committee consists of three members of our Board of Directors; namely, Jeffrey Lightcap, Hillel Bachrach and Jeffrey Gold. Of those committee members, none are an officer or employee of our Company. No current member of our Compensation Committee serves as a member of a Board of Directors or compensation committee of any entity that has one or more executive officers serving as members of our Board of Directors or Compensation Committee.

Equity Compensation Plans

Securities Authorized for Issuance under Equity Compensation Plans

At the Closing of the Acquisition, our Board of Directors adopted the 2014 Stock Award Plan (the “2014 Stock Plan”) as a replacement for the Corindus, Inc. Umbrella Option Plan (the “2006 Option Plan”) and the Corindus, Inc. 2008 Stock Incentive Plan (the “2008 Option Plan”) and under which the options for the purchase of the Company’s common stock will be issued. The 2014 Stock Award Plan was initially limited to award issuances which in the aggregate equal 9,035,016 shares; however, on April 30, 2015, our shareholders voted by written consent to increase the number of authorized shares to 18,661,856 shares.

Following the Closing of the Acquisition, the Company reserved for issuance options for the purchase of an aggregate of 9,035,016 shares of the Company’s common stock as outlined in the Acquisition Agreement. Subsequent to the issuance of the options, the Company cancelled certain options due to termination of employees and issued additional options. The following table shows the number of securities to be issued upon exercise of outstanding options as of March 31, 2015.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans not approved by security holders	8,779,622	$0.68	255,394	(1)
Equity compensation plan approved by security holders	0	0	0

Total	8,779,622	$0.68	255,394	(1)

(1)

Represents shares of common stock available for future issuance under our 2014 Stock Award Plan as of March 31, 2015. On April 30, 2015, shares available for issuance under the 2014 Stock Award Plan were increased by 9,626,840 shares.

As of March 31, 2015, we have the following equity securities issued and outstanding: (i) 105,883,157 shares of our common stock, (ii) options to purchase 8,779,622 shares of our common stock and (iii) warrants to purchase 5,207,379 shares of our common stock.

Accelerated Vesting Upon a Sale of the Company

Pursuant to offer letters delivered by us to our employees at the time of their hiring, in the event of a sale of the Company, substantially all of our employees are entitled to accelerated vesting of their unvested stock options granted under our 2014 Stock Option Plan.

Risk Management Considerations

Our Board of Directors believes that our executive compensation program creates incentives to create long-term value while minimizing behavior that leads to excessive risk. The earnings before interest, taxes, depreciation, and amortization, or EBITDA, the financial metric used to determine the amount of an executive’s company-based performance bonus, has ranges that encourage success without encouraging excessive risk taking to achieve short-term results. In addition, at maximum performance levels, cash incentive compensation cannot exceed 60% of our Chief Executive Officer’s base salary and 40% of our Chief Financial Officer’s base salary. The options granted to our executives become exercisable over various times and remain exercisable for up to ten years from the date of grant, encouraging executives to look to long-term appreciation in equity values.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, since January 1, 2012, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed the lesser of $120,000 or one percent (1%) of our average total assets at year end for the last two completed fiscal years; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Notes with Stockholders of Corindus, Inc.

On June 14, 2010, Corindus, Inc. entered into non-interest bearing notes receivable with certain of its stockholders for tax payments to be made by such shareholders to the Israel Tax Authority in connection with a tax ruling related to a reorganization that took place in 2008. The total amount of notes receivable issued is approximately $0.1 million. One of these stockholders is Tal Wenderow, co-founder and executive vice president of Corindus, Inc. at the time of the loan. As part of the reorganization, Corindus, Inc. agreed to make any tax payments on behalf of the stockholders. The notes receivable are repayable upon the disposition of shares owned by each stockholder. Based on the tax ruling, the stockholders and Corindus, Inc. entered into a trust agreement and the stockholders transferred shares to a trustee to serve as collateral on the notes. The portion of the note receivable attributable to Mr. Wenderow was in the principal amount of approximately $9 thousand, which amount was paid by Mr. Wenderow on August 5, 2014.

Preferred Stock Purchase Agreements with Philips

On January 21, 2011, Corindus, Inc. sold to Koninklijke Philips N.V. (“Philips Parent”), which held approximately 20% of our common stock as of December 31, 2014, 378,224 shares of Series D Convertible Redeemable Preferred Stock for $21.15 per share. In October 2011, Corindus, Inc. sold Philips Parent 34,629 shares of Series D-1 Preferred Stock for $28.88 per share. In February 2012, Corindus, Inc. sold Philips Parent 32,156 shares of Series D-2 Preferred Stock for $31.10 per share. In October and December 2012, Corindus, Inc. sold Philips Parent 125,623 and 125,623 shares, respectively, of Series E Preferred Stock for $31.84 per share.

Pursuant to the exchange ratio in the Acquisition Agreement, the aggregate of 696,255 shares of preferred stock held by Philips Parent were converted into shares of Corindus, Inc. common stock and then exchanged for 17,407,817 shares of the Company’s common stock. In connection with the purchase of the Series D Preferred Stock, Corindus, Inc. issued a warrant to Philips Parent to purchase 189,112 shares of Series D Preferred Stock at an exercise price of $26.50 per share with an expiration date of October 11, 2017. The warrant became exercisable upon the issuance of the Series E Preferred Stock on October 12, 2012. Pursuant to the exchange ratio in the Acquisition Agreement, the warrant was exchanged for a Company warrant to purchase 4,728,191 shares of the Company’s common stock at an exercise price of $1.06 per share. The expiration date and all other material terms of the Warrant remain unchanged in the Company Warrant.

Distribution Agreement with Philips

On January 21, 2011, the Company entered into a distributor agreement with Philips, an affiliate of Philips Parent, appointing Philips as the sole worldwide distributor for the promotion and sale of our CorPath 200 System. Under the agreement, Philips sold the equipment directly to the end user and the

Company was responsible for installation and initial training. Revenue recognized from shipments to Philips under the distribution agreement totaled approximately $0.6 million and $0.3 million in the years ending December 31, 2013 and 2014, respectively. At December 31, 2013 and 2014, Philips owed the Company approximately $0.1 million and $0, respectively, for systems shipped under the distribution agreement. At March 31, 2015, Philips owed the Company $0.1 million. In November 2013, we amended the Philips distribution agreement to allow our sales force to sell directly to customers as well. The distributor agreement with Philips expired on August 7, 2014. On November 18, 2014, following the termination of the distributor agreement with Philips, we entered into a purchase order with Philips for the purchase of one CorPath System on behalf of an end user at a price consistent with the discounted pricing previously provided to Philips under the expired distribution agreement.

Share Repurchase

Immediately after the closing of the Acquisition, the majority shareholder of YIDI prior to the Acquisition and another shareholder of YIDI sold an aggregate of 31,143,700 shares of our common stock to us at par value (or an aggregate of approximately $3 thousand) pursuant to a written agreement between such shareholders and us and such shares were immediately canceled and returned to our authorized but unissued shares.

Demand Registration Rights Agreements

On August 12, 2014, we entered into a demand registration rights agreement with each of Philips Parent, HealthCor Partners Fund LP, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Partners Fund II, LP and 20/20 Capital III LLC, which together own an aggregate of approximately 72.58% of the outstanding shares of the Company’s common stock after the Closing and each of which are affiliated with directors of the Company, in order to grant such shareholders registration rights with respect to their ownership of Company Shares (the “Demand Registration Rights Agreement”). Under the Demand Registration Rights Agreement, the shareholders were granted demand, piggyback and Form S-3 registration rights pursuant to terms therein, exercisable following the required one-year anniversary of Closing and subject to the terms of the Lock-Up Agreements. Pursuant to the Demand Registration Rights Agreement, we are required to use our reasonable best efforts to register common stock that are subject to a demand notice within sixty days of such demand.

Indemnification Agreement with Gerard Winkels

On January 21, 2011, Corindus, Inc. entered into an Indemnification Agreement with Gerard Winkels, one of our directors. The terms of the Indemnification Agreement requires that we provide Mr. Winkels supplemental indemnification sufficient to retain his services as a director.

Forgiveness of Related Party Note

On July 30, 2012 prior to the Acquisition, YIDI entered into a four-year consulting agreement with Yitz Grossman under which the Company agreed to pay him approximately $12 thousand per month for his services. As of July 2, 2014, the Company owed approximately $0.2 million to Mr. Grossman thereunder. On July 2, 2014, the Company and Mr. Grossman entered into a Debt Settlement Agreement pursuant to which the Company agreed to pay approximately $40 thousand to Mr. Grossman immediately and Mr. Grossman agreed to forgive the remaining balance of approximately $0.2 million. In connection therewith, Mr. Grossman also agreed to terminate the Consulting Agreement. On the date of the Debt Settlement Agreement, Mr. Grossman was the husband of Lisa Grossman, the Company’s then President.

Loan Agreement and Spin-Out Agreement

On June 30, 2014, prior to the Acquisition, YIDI entered into a Loan Agreement and Promissory Note with Lisa Grossman, the Company’s then President and director and a stockholder of the Company, pursuant to which the Company borrowed approximately $0.2 million to pay the Grossman Note. The Company’s liabilities paid with proceeds of the Grossman Note included among other things principal and interest on notes payable and advances made by Mrs. Grossman to the Company. The Note accrued interest at the rate of two percent (2%) and was due on or before December 30, 2014. At the Closing of the Acquisition, in accordance with to the terms of the Grossman Note and pursuant to a Spin-Out Agreement entered into in connection with the Acquisition, the former business of the Company was transferred to Mrs. Grossman and Mrs. Grossman assumed all liabilities related to the former business of the Company.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus by the following:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

We have based our calculation of beneficial ownership prior to this offering on 105,883,157 shares of common stock outstanding on May 22, 2015. We have based our calculation of beneficial ownership after this offering on shares of our common stock outstanding immediately following the completion of this offering, which gives effect to the issuance of 11,000,000 shares of common stock in this offering. Ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security, and includes stock options and warrants that are currently exercisable or exercisable within 60 days of May 22, 2015. Shares issuable pursuant to stock options and warrants are deemed outstanding in computing the ownership of the person holding such options and warrants but are not deemed outstanding in computing the ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of the Company’s common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Corindus Vascular Robotics, Inc., 309 Waverley Oaks Rd., Suite 105 Waltham, Massachusetts 02452.

	Shares Beneficially Owned Prior to this Offering		Beneficially Owned Upon Completion of this Offering
Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)
Executive Officers and Directors:
David M. Handler, Chief Executive Officer, President and Director(2)	2,974,368	2.73%	2,974,368	2.48%
David W. Long, Chief Financial Officer, Senior Vice President, Treasurer and Secretary(3)	624,628	*	624,628	*
Jeffrey C. Lightcap, Chairman(4)	44,924,697	42.43%	44,924,697	38.44%
Hillel Bachrach, Director(5)	6,931,673	6.54%	6,931,673	5.92%
Jeffrey Gold, Director(6)	182,514	*	182,514	*
David White, Director(7)	262,921	*	262,921	*
Gerard Winkels, Director(8)	—	—	—	—
Michael Mashaal, Director(9)	—	—	—	—
All executive officers and directors as a group (eight persons)(10)	55,900,801	50.82%	55,900,801	46.20%

5% Stockholders:
Energy Capital, LLC(11)	10,346,000	9.77%	10,346,000	8.85%
Entities affiliated with HealthCor Partners Management, LP(12)	44,924,697	42.43%	44,924,697	38.44%
Entities affiliated with 20/20 HealthCare Partners LLC(13)	6,856,667	6.47%	6,856,667	5.86%
Koninklijke Philips NV(14)	22,136,008	20.01%	22,136,008	18.20%

*	Represents beneficial ownership of less than 1%.
(1)

Unless otherwise noted, we believe that all shares are beneficially owned and that all persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

(2)	This amount includes 2,974,368 shares for which Mr. Handler holds stock options, including shares that vest within 60 days of May 22, 2015.
(3)	This amount includes 624,628 shares for which Mr. Long holds stock options, including shares that vest within 60 days of May 22, 2015.
(4)

This amount includes (i) 19,981,655 shares directly owned by HealthCor Hybrid Offshore Master Fund, LP, (ii) 17,090,941 shares directly owned by HealthCor Partners Fund, LP, and (iii) 7,852,101 shares directly owned by HealthCor Partners Fund II, LP. Mr. Lightcap is a controlling member of HealthCor Partners Management, LP, the investment manager of HealthCor Partners Fund, LP and HealthCor Partners Fund II, LP. HealthCor Partners Management, LP provides advice to its affiliate, HealthCor Management, LP, with respect to HealthCor Hybrid Offshore Master Fund, LP.

(5)

This amount includes (i) 6,774,336 shares directly owned by 20/20 Capital III LLC an affiliate of 20/20 HealthCare Partners LLC (“20/20 HealthCare Partners”), of which Mr. Bacharach is the controlling member, (ii) 82,331 shares for which 20/20 HealthCare Partners holds stock options and (iii) 75,006 shares for which Mr. Bacharach holds stock options.

(6)	This amount includes 182,514 shares for which Mr. Gold holds fully vested stock options.
(7)	This amount includes (i) 80,407 shares directly owned by Mr. White and (ii) 182,514 shares for which Mr. White holds stock options.
(8)	Mr. Winkels is the VPGM of Interventional Cardiology Solutions at Philips HealthTech, an affiliate of Philips Parent. Mr. Winkels disclaims beneficial ownership of the shares held by Philips Parent.
(9)

Dr. Mashaal is a managing director of HealthCor Partners Management, LP. Dr. Mashaal disclaims beneficial ownership of the shares held by HealthCor Partners Management, LP and its affiliated entities, except to the extent of his indirect economic interests in HealthCor Partners Management, LP.

(10)	This amount includes all shares directly and indirectly owned by all our directors and executive officers and shares issuable upon exercise of stock options that vest within 60 days of May 22, 2015.
(11)

Robert J. Smith is the sole owner of Energy Capital, LLC, and as such is deemed to be the beneficial owner of all shares owned by Energy Capital, LLC. The address for Energy Capital, LLC is 13650 Fiddlesticks Boulevard, Suite 202-324, Fort Myers, FL 33912.

(12)

This amount includes (i) 17,090,941 shares directly owned by HealthCor Partners Fund, LP, (ii) 19,981,655 shares directly owned by HealthCor Hybrid Offshore Master Fund, LP, and (iii) 7,852,101 shares directly owned by HealthCor Partners Fund II, LP. HealthCor Partners Management, LP is the investment manager of HealthCor Partners Fund, LP and HealthCor Partners Fund II, LP. HealthCor Partners Management, LP provides advice to its affiliate, HealthCor Management, LP, with respect to HealthCor Hybrid Offshore Master Fund, LP. Jeffrey Lightcap is a controlling member of HealthCor Partners Management, LP. The address for HealthCor Partners Management, LP is Attention: A. Alvez and D. Mullin, c/o Morgan Stanley, 1300 Thames Street, Custody/Transfer – 6th Floor, Baltimore, MD 21231.

(13)

This amount includes (i) 6,774,336 shares directly owned by 20/20 Capital III LLC, an affiliate of 20/20 HealthCare Partners of which Mr. Bacharach is the controlling member and (ii) 82,331 shares for which 20/20 HealthCare Partners holds stock options. The address for 20/20 Capital III, LLC is 2000 Commonwealth Avenue #200, Auburndale, MA 02466.

(14)

This amount includes (i) 17,407,817 shares directly owned by Koninklijke Philips NV (“Philips Parent”) and (ii) 4,728,191 shares due to Philips Parent upon exercise of a currently exercisable warrant. The address for Koninklijke Phillips NV is Attention: Chief Legal Officer, Phillips Center, 16th Floor, Amstelplein 2, Amsterdam, 1096 BC, The Netherlands.

All shares of our common stock that are owned by former holders of (i) shares of Corindus, Inc., or (ii) the rights to acquire shares of Corindus, Inc., are subject to the terms of a Lock-Up Agreement as discussed in this prospectus. Former shareholders of Corindus, Inc. are subject to the Lock-Up Agreement, including all of our current directors and executive officers that own our securities and HealthCor Partners Fund, LP, HealthCor Hybrid Offshore Master Fund, LP, HealthCor Partners Fund II LP, 20/20 Capital III, LLC and Koninklijke Philips NV.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below. Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (OTCBB: NHLD)

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are not purchased, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option to Purchase Additional Shares

We have granted to the underwriters an option to purchase up to 1,650,000 additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the sale of shares offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table following the first paragraph of this section.

Discount and Commissions

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $500,000 and are payable by us, which includes $10,000 for reasonable and documented out-of-pocket FINRA-related expenses incurred by the underwriters in connection with the offering.

Total
	Per Share	Without Over- allotment	With Over- allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares to securities dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Determination of Offering Price

Prior to this offering, our common stock was quoted on the OTCQB. On May 22, 2015, the last reported sale price of our common stock on the OTCQB was $4.25 per share. While we expect the public offering price of our common stock in this offering to be based on the price of our common stock on the OTCQB immediately prior to the consummation of this offering, there can be no assurances that the public offering price in this offering will correspond to the price of our common stock as quoted on the OTCQB. Further, the last reported OTCQB price may not be indicative of the trading price of our common stock on the NYSE MKT or any other exchange in the future.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock to any accounts over which they have discretionary authority.

Market Information

Our common stock is currently listed on the OTCQB. Our common has been approved for listing on the NYSE MKT under the symbol “CVRS” subject to the meeting of all of the NYSE listing standards on the date of this offering and official notice of issuance.

Price Stabilization, Short Positions and Penalty Bids

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

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Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

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Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising the over-allotment option and/or purchasing shares of common stock in the open market.

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Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of common stock to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in the offering.

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Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of shares of our common stock. These transactions may be effected on the NYSE MKT, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the NYSE MKT in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, during a period before the commencement of offers or sales of shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers and directors and certain stockholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of both of the representatives of the underwriters, for a period of 90 days after the date of the pricing of the offering.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions to the lock-up for executive officers, directors and stockholders subject to the lock-up include: (a) transfers made as a bona fide gift to an immediate family member, to a trust the beneficiaries of which are exclusively the executive officer, director or stockholder or immediate family member, or to a charity or educational institution; (b) transfers made by will or intestate succession; (c) transfer by operation of law, including a qualified domestic order, (d) transfers in conjunction with the establishment of a trading plan pursuant to Rule 10b-5-1(c) under the Securities Exchange Act of 1934, providing that such plan does not provide for transfer of common stock during the lock-up period, (e) transfers not for value to a shareholder, partner, member or similar equity owner of, or business entity that is an affiliate of, a similar equity interest in, a stockholder that is an entity or to any trustor or beneficiary of a stockholder that is a trust; and (f) transfers made by a stockholder that is an entity in connection with the sale of all or substantially all of its assets or equity interests.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

Selling Restrictions

No action has been taken in any jurisdiction except the United States that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom. The underwriters have represented and agreed that:

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it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

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it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area. In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriter that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

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in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriter has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the securities to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Arab Emirates. This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates, or UAE, Emirates Securities and Commodities Authority or any

other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority, or DFSA, a regulatory authority of the Dubai International Financial Centre, or DIFC. The issue of shares of common stock does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly or otherwise.

The shares may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The shares may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management of the company and the representatives of the underwriters represent and warrant the shares will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue an aggregate of 260,000,000 shares of capital stock, 250,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of undesignated “blank check” preferred stock, par value $0.0001 per share as of the date of this prospectus. As of March 31, 2015, we had 105,883,157 shares of common stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Description of Our Capital Stock

Common Stock

All shares of our common stock now outstanding have been duly and validly issued and are fully paid and non-assessable. After consummation of this offering, we will have 116,883,157 shares of common stock outstanding, or 118,533,157 shares of common stock if the underwriters’ overallotment option is exercised in full.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no preemptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

As of the date of this prospectus, there were no shares of our preferred stock issued and outstanding.

Our authorized preferred stock is “blank check” preferred. Accordingly, subject to limitations prescribed by law, our Board of Directors is expressly authorized, at its discretion, to adopt resolutions to issue shares of preferred stock of any class or series, to fix the number of shares of any class or series of preferred stock and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether the dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by our stockholders.

Options

In connection with the Acquisition, we exchanged Corindus, Inc. options for Company options. The Corindus, Inc. options had been issued pursuant to either the 2006 Option Plan or the 2008 Option Plan. At the closing of the Acquisition, the Company’s Board of Directors approved the 2014 Stock Plan as a replacement for the 2006 Option Plan and 2008 Option Plan and under which the

Company options were issued. The Company’s Board of Directors also approved the forms of replacement (i) Employee Stock Option for 2006 Option Holders, (ii) Director Stock Option for 2006 Option Holders, (iii) Employee Stock Option for 2008 Option Holders, (iv) Officer Stock Option for 2008 Option Holders and (v) Director Stock Option for 2008 Option Holders.

The 2014 Stock Plan is an equity incentive plan pursuant to which the Company can grant options or other equity incentive awards to employees or other persons on terms and conditions determined by our Board of Directors or its Compensation Committee thereof. The options or other equity awards that may be granted under this plan may qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. The 2014 Stock Plan was initially limited to award issuances which in the aggregate equal 9,035,016 shares. On April 30, 2015, our Board of Directors, and shareholders owning a majority of the shares of our common stock outstanding, approved an increase in the number of shares authorized under the 2014 Stock Plan to 18,661,856 shares. We had outstanding Company options issued under the 2014 Stock Plan to purchase an aggregate of 8,779,622 shares of our common stock at an approximate exercise price ranging between $0.22 to $4.25 per share as of March 31, 2015 that are either currently exercisable or are exercisable on various dates on or before June 2018.

Warrants

In connection with the Acquisition, we exchanged Corindus Warrants for Company warrants to purchase an aggregate of 5,029,865 shares of Company common stock. The Company warrant issued to Narkis Gryp Ltd. is for the purchase of 124,160 shares of the Company’s common stock at a purchase price of $0.7648 per share, exercisable through May 31, 2017. The Company warrant issued to Koninklijke Philips NV is for the purchase of 4,728,191 shares of the Company’s common stock at a purchase price of $1.06 per share, exercisable through October 12, 2017. The Company warrant issued to Steward Capital Holdings is for the purchase of 177,514 shares of the Company’s common stock at a purchase price of $1.41 per share, exercisable through the earlier of June 11, 2024 and five years after an underwritten public offering by the Company. In conjunction with the draw-down on December 31, 2014 of an additional $5 million promissory note under a Loan and Security Agreement, the Company warrant issued to Steward Capital Holdings became exercisable for an additional 177,514 shares of the Company’s common stock at a purchase price of $1.41 per share.

The Company warrants, at the option of the holder, may be exercised by cash payment of the exercise price to the Company. The Company warrants may be exercised on a cashless basis, which means that in lieu of paying the aggregate purchase price for the shares being purchased upon exercise of the Company warrants in cash, the holder will forfeit a number of shares underlying the Company warrants with a “fair market value” equal to such aggregate exercise price. We will not receive additional proceeds to the extent that Company warrants are exercised by cashless exercise.

The exercise price and number of shares of Company common stock issuable on exercise of the Company warrants may be adjusted in certain circumstances, including stock splits, stock dividends or reclassifications or sale of all or substantially all assets of the Company or any merger or consolidation involving the Company and, in the case of the Company warrant held by Narkis Gryp Ltd., upon distribution of a cash dividend.

No fractional shares will be issued upon exercise of the Company warrants. If, upon exercise of the Company warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, make a cash payment therefor on the basis of the then fair market value.

Convertible Securities

As of the date hereof, other than the Company options and the Company warrants described above, we do not have any outstanding convertible securities.

Registration Rights and Preemptive Rights

Private Placement Registration Rights and Preemptive Rights

On September 12, 2014, we entered into a Purchase Agreement with multiple investors relating to the issuance and sale of shares of our common stock in a private placement. This private placement closed on September 16, 2014, through which we sold an aggregate of 10,666,570 shares of our common stock at $2.50 per share for an aggregate purchase price of approximately $26.7 million.

As part of the Purchase Agreement, we agreed to file a registration statement covering the resale of the Shares. We filed a Registration Statement on Form S-1 which was declared effective by the SEC on January 14, 2015.

The Purchase Agreement also provides that if the Company offers to sell any common stock or any rights, options or warrants to purchase or securities convertible into or exercisable or exchangeable for common stock, subject to certain exceptions, in a public or private offering for cash, then at any time during the period commencing on the one year anniversary of the private placement and ending on the three year anniversary of the private placement, each of the investors in the private placement has an opportunity to acquire such securities at the same price and on the same terms as such securities are offered so that such investors can maintain their percentage interest.

Demand Registration Rights Agreement

As mentioned hereinabove, we entered into a Demand Registration Rights Agreement with certain shareholders. For more information, see the disclosure at Certain Relationships and Related Transactions and Director Independence hereinabove.

Private Investor Registration Rights

In conjunction with the Acquisition, the Company and a private investor (the “Private Investor”) closed a Stock Purchase Agreement pursuant to which the Private Investor purchased one million shares of the Company’s common stock at a purchase price of $2.00 per share (the “Equity Infusion Shares”). The Private Investor was granted piggyback registration rights with regard to the Equity Infusion Shares pursuant to a Registration Rights Agreement.

Anti-takeover Effects of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing our Board of Directors and management. According to our Articles of Incorporation and Bylaws, neither the holders of the Company’s common stock nor the holders of the Company’s Preferred Stock, if any shall be issued and outstanding, have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of the Company’s issued and outstanding shares of common stock and lack of cumulative voting makes it more difficult for other stockholders to replace the Company’s Board of Directors or for a third party to obtain control of the Company by replacing our Board of Directors. Additionally, we are authorized to issue up to 10,000,000 shares of Preferred Stock in one or more series without stockholder approval (but subject to the limits imposed by applicable law and NYSE MKT Rules), and each such series of preferred stock may have such preferences, rights and limitations as our Board of Directors may determine.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (the “NRS”), generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, unless (a) the combination was approved by the board of directors prior to the person becoming an interested stockholder or (b) the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder. After the expiration of two years after the person becomes an interested stockholder, a Nevada corporation subject to the statue may not engage in a combination with an interested stockholder unless:

•	either (a) or (b) above are satisfied;

•	the combination is approved after expiration of such two year period by a majority of the voting power held by disinterred stockholders; or

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the consideration to be paid in the combination is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (ii) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher or (ii) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

The foregoing discussion merely summarizes certain aspects, and is limited by reference to, the above sections of the NRS.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. Although we are a Nevada corporation, we do not currently satisfy the requirements for an “issuing corporation,” thus, the Nevada control share law is not currently applicable to us. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote unless approved by a majority of the voting power of the issuing corporation excluding the shares as to which the acquiring person, its associates or officers, directors or employees of the issuing corporation exercise voting rights. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. If the Nevada control share law were to become applicable, it could have the effect of discouraging takeovers of our company.

The foregoing discussion merely summarizes certain aspects, and is limited by reference to, the above sections of the NRS.

Limitations of Liability and Indemnification of Officers and Directors

Our Articles of Incorporation and Bylaws limit the liability of directors to the fullest extent permitted by the Nevada Corporation Act. In addition, our Articles of Incorporation and Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law.

We have entered into an indemnification agreement with Gerald Winkels that provides, among other things, that we will indemnify him for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his capacity as a director.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers, or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent for our common stock is Manhattan Transfer Registrar Company located at 57 Eastwood Road, Miller Place, New York 11764.

NYSE MKT Listing

Our common stock currently trades on the OTCQB under the symbol “CVRS.” Our common stock has been approved for listing on the NYSE MKT under the symbol “CVRS” subject to the meeting of all of the NYSE listing standards on the date of this offering and official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is traded on the OTCQB under the symbol “CVRS.” We cannot predict the effect, if any, that sales of shares in the market, or the availability of shares for sale, will have on the market price of our common stock from time to time. Sales of our common stock in the public market after the restriction lapses as described below, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions, of which we have no control.

Sale of Restricted Shares

As of March 31, 2015, we had 105,883,157 shares of our common stock outstanding.

Taking into account the Lock-up Agreements described below, and subject to volume, manner of sale and other limitations as applicable under Rule 144, an aggregate of approximately 17,485,057 additional shares of currently outstanding common stock will be eligible for sale between August 16, 2015 and August 15, 2016; thereafter, an aggregate of approximately 69,940,111 remaining shares will be eligible for sale upon the termination of the Lock-Up Agreements on August 16, 2016.

Lock-Up Agreements

As required by the terms of the Acquisition Agreement between the Company and Corindus, Inc., we entered into Lock-Up Agreements with all of the holders of Corindus, Inc. capital stock and stock options and warrants immediately prior to the Acquisition. The Lock-Up Agreements cover a total of approximately 87,425,168 shares (which amount is comprised of approximately 73,360,287 shares of our common stock and approximately 14,064,881 shares reserved for issuance pursuant to outstanding options and warrants). Each holder of Corindus, Inc. capital stock and stock options and warrants immediately prior to the Acquisition agreed in the Lock-Up Agreement that, until August 12, 2015 (the one year anniversary of the Closing of the Acquisition) such holder will not sell or dispose of the securities of our Company held thereby. After the completion of this 12-month lock-up period, such holders agreed not to sell or dispose of more than 5.0% of the respective number of our securities held by each such holder per each rolling 90-day period (beginning with the holder’s first sale of securities following the initial 12-month lock-up period) over the following 12-month period.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities of an issuer that has been subject to the reporting requirements of the Exchange Act for at least six months and who is not affiliated with such issuer, would be entitled to sell an unlimited number of shares of common stock so long as such issuer has met its public information disclosure requirements. In addition, an affiliated person who has owned restricted securities for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

Subject to the lock-up agreements described above and under “Underwriting” included elsewhere in this prospectus and subject to the volume, manner of sale and other limitations as applicable under Rule 144, as of March 31, 2015, 95,216,587 shares of our common stock qualify for resale under Rule 144.

Stock Options

We have filed a registration statement under the Securities Act on Form S-8 for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any options or shares issued upon any benefit plan covered by such registration statement will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144, in addition to any requirements of the Lock Up Agreements.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Emmel & Klegerman P.C., Las Vegas, Nevada. Goodwin Procter LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Corindus Vascular Robotics, Inc. at December 31, 2013 and 2014, and for each of the two years in the period ended December 31, 2014, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC relating to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in the exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our Company and the shares of our common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules. Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We make available free of charge on our website at www.corindus.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, and reports on Form 8-K, amendments to such report filed or furnished pursuant to Section 15(d) of the Exchange Act and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or connected to, or that can be accessed via our website is not part of this prospectus.

Corindus Vascular Robotics, Inc.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Corindus Vascular Robotics, Inc.

We have audited the accompanying consolidated balance sheets of Corindus Vascular Robotics, Inc. (the Company) as of December 31, 2013 and 2014, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corindus Vascular Robotics, Inc. at December 31, 2013 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 30, 2015

CORINDUS VASCULAR ROBOTICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,	December 31,
	2013	2014
Assets
Current Assets:
Cash and cash equivalents	$9,845	$28,526
Accounts receivable, net of allowance for doubtful accounts of $3 and $0, respectively	35	473
Due from related party	125	—
Inventories, net	2,464	1,519
Prepaid expenses and other current assets	494	574

Total current assets	12,963	31,092
Property and equipment, net	1,437	1,284
Deposits and other assets	223	222
Deferred inventory costs	—	102
Notes receivable due from stockholders	145	136

Total assets	$14,768	$32,836

Liabilities and stockholders’ equity
Current Liabilities:
Accounts payable	$315	$2,005
Accrued expenses	1,261	1,137
Deferred revenue	—	202
Current portion of long-term debt	—	1,517

Total current liabilities	1,576	4,861

Long-term liabilities:
Deferred revenue, net of current portion	—	531
Other liabilities	—	68
Long-term debt, net of current portion	—	7,594
Warrant liability	3,152	—

Total long-term liabilities	3,152	8,193

Total liabilities	4,728	13,054

Commitments and Contingencies (Note 13)
Stockholders’ equity:
Preferred stock, par value $0.0001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 73,360,287 shares and 105,883,157 shares issued and outstanding, respectively	7	11
Additional paid-in capital	70,369	104,648
Accumulated deficit	(60,336)	(84,877)

Total stockholders’ equity	10,040	19,782

Total liabilities and stockholders’ equity	$14,768	$32,836

The accompanying notes are an integral part of the consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2013	2014
Revenue	$896	$2,983
Cost of revenue	2,430	4,904

Gross loss	(1,534)	(1,921)

Operating expenses:
Research and development	4,793	6,607
Selling, general and administrative	8,221	13,002
Restructuring charge	—	175

Total operating expenses	13,014	19,784

Operating loss	(14,548)	(21,705)

Other income (expense):
Warrant revaluation	(171)	(2,421)
Interest and other income (expense)	28	(415)

Total other expense, net	(143)	(2,836)

Net loss and comprehensive loss	$(14,691)	$(24,541)

Net loss per share—basic and diluted	$(0.20)	$(0.29)

Weighted-average common Shares used in computing net loss per share—basic and diluted	73,360,259	84,990,198

The accompanying notes are an integral part of the consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	Common Stock, $0.0001 Par Value		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount			Total
Balance at December 31, 2012	73,360,162	$7	$70,050	$(45,645)	$24,412
Exercise of options for common stock	125	—	—	—	—
Issuance costs related to common stock	—	—	(10)	—	(10)
Stock-based compensation expense	—	—	329	—	329
Net loss	—	—	—	(14,691)	(14,691)

Balance at December 31, 2013	73,360,287	7	70,369	(60,336)	10,040
Stock-based compensation expense	—	—	377	—	377
Reclassification of warrant liability	—	—	5,803	—	5,803
Issuance of common stock in connection with reverse acquisition	20,856,300	2	(5)	—	(3)
Issuance of common stock to private investor	1,000,000	—	2,000	—	2,000
Issuance of common stock in connection with private placement of common stock, net of offering costs of $1,179	10,666,570	2	25,485	—	25,487
Issuance of warrants to purchase common stock to lender	—	—	619	—	619
Net loss	—	—	—	(24,541)	(24,541)

Balance at December 31, 2014	105,883,157	$11	$104,648	$(84,877)	$19,782

The accompanying notes are an integral part of the consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2013	2014
Operating activities
Net loss and comprehensive loss	$(14,691)	$(24,541)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	607	622
Stock-based compensation expense	329	377
Write down of inventories	—	341
Accretion of interest expense	—	106
Warrant revaluation	171	2,421
Changes in operating assets and liabilities:
Accounts receivable	(23)	(438)
Due from related party	130	125
Prepaid expenses and other current assets	134	(80)
Deferred inventory costs	—	(102)
Inventories	(2,313)	257
Deposits and other assets	89	24
Accounts payable	(151)	1,640
Accrued expenses and other liabilities	480	(56)
Deferred revenue	(65)	733

Net cash used in operating activities	(15,303)	(18,571)

Investing activities
Purchase of property and equipment	(378)	(122)

Net cash used in investing activities	(378)	(122)

Financing activities
Proceeds from the issuance of common stock, net	(10)	27,487
Proceeds from issuance of long-term debt and warrants, net of deferred financing costs and discounts of $160	—	9,890
Other	—	(3)

Net cash provided by (used in) financing activities	(10)	37,374

Net increase (decrease) in cash and cash equivalents	(15,691)	18,681
Cash and cash equivalents at beginning of period	25,536	9,845

Cash and cash equivalents at end of period	$9,845	$28,526

Supplemental Disclosure of Cash Flow Information:
Tranfer from inventories to property and equipment in the field	$588	$347

Reclassification of warrant liability to stockholders’ equity	$—	$5,803

Financing costs included in accounts payable	$—	$50

Interest paid	$—	$266

The accompanying notes are an integral part of the consolidated financial statements.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

1.	Nature of Operations

The Company

Corindus Vascular Robotics, Inc. (the “Company”), a Nevada corporation (formerly named Your Internet Defender, Inc. (“YIDI”), acquired Corindus, Inc., a privately-held company, in a reverse acquisition on August 12, 2014. The Company’s corporate headquarters and research and development facility are in Waltham, Massachusetts and the Company is engaged in the marketing, sales and development of robotic-assisted catheterization systems (“CorPath System”).

Since its inception on March 21, 2002, the Company has devoted its efforts principally to research and development, business development activities, and raising capital. In July 2012, the Company received clearance from the United States Food and Drug Administration to market its CorPath System in the United States and shipped its first commercial product under this clearance in September 2012. In 2013, the Company moved into the growth stage, investing in sales and marketing in order to build its customer base. The Company’s future capital requirements will depend upon many factors, including progress with developing, manufacturing and marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, its ability to establish collaborative arrangements, marketing activities and competing technological and market developments, including regulatory changes affecting medical procedure reimbursement, and overall economic conditions in the Company’s target markets.

Reverse Acquisition Transaction

On August 12, 2014, the Company, as the legal acquirer, consummated a reverse acquisition of Corindus, Inc., the accounting acquirer (the “Acquisition”) pursuant to the Securities Exchange and Acquisition Agreement (the “Acquisition Agreement”), entered into between the Company and Corindus, Inc. Prior to the Acquisition, all outstanding shares of Series A through E Redeemable Convertible Preferred Stock of Corindus, Inc. were converted into 2,811,499 shares of common stock of Corindus, Inc.

Pursuant to the terms of the Acquisition Agreement (i) all outstanding shares of common stock of Corindus, Inc., $0.01 par value per share, were exchanged for shares of Company common stock, $0.0001 par value per share, and (ii) all outstanding options and warrants to purchase shares of common stock of Corindus, Inc. were exchanged for or replaced with options and warrants to acquire shares of common stock of the Company. The exchange ratio was one for 25.00207 shares.

All share and per share amounts in the consolidated financial statements and related notes have been retrospectively adjusted to reflect (i) the conversion of the Series A through E Redeemable Convertible Preferred Stock into common stock and (ii) the one for 25.00207 exchange of shares of common stock.

At the closing of the Acquisition, the Company transferred the former business of YIDI to a former officer, director and shareholder of YIDI, in exchange for the satisfaction of a promissory note issued to the former officer, director and shareholder in the principal amount of approximately $249 and the assumption of liabilities related to the former operations.

Immediately after the transfer of the former business of YIDI, the business of Corindus, Inc. became the sole focus of the combined company and the combined company’s name was changed to Corindus Vascular Robotics, Inc.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

1.	Nature of Operations (Continued)

2014 Financings

In connection with the Acquisition, the Company issued 1,000,000 shares of common stock to a private investor at a price of $2.00 per share in exchange for proceeds of $2,000. See Note 3 for further discussion of this transaction.

On September 12, 2014, the Company entered into a Securities Purchase Agreement with multiple investors relating to the issuance and sale of the Company’s common stock in a private placement, which closed on September 16, 2014. The Company sold 10,666,570 shares of common stock at $2.50 per share, for an aggregate purchase price of approximately $26,666 with net proceeds to the Company of $25,487.

Liquidity

The Company has incurred losses since inception and has funded its operations primarily through the issuance of capital stock and debt. As of December 31, 2014, the Company had an accumulated deficit of $84,877, and net borrowings outstanding of $9,111, of which $2,000 is contractually due in 2015.

The Company has cash resources of $28,526 and working capital of $26,231. The Company believes that these cash resources will be sufficient to meet the Company’s cash requirements through the end of 2015, including funding its anticipated losses and scheduled debt maturities. Additionally, the Company is in compliance with its debt covenant requirements as of December 31, 2014 and expects to remain in compliance throughout 2015. As the Company continues to incur losses, transition to profitability is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. The Company may never achieve profitability, and unless and until doing so, intends to fund future operations through additional debt or equity offerings. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, if at all.

2.	Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corindus, Inc. and Corindus Security Corporation, which was created on December 21, 2012 to hold and invest the proceeds from issuance of equity. All intercompany transactions and balances have been eliminated in consolidation. The functional currency of both wholly-owned subsidiaries is the U.S. dollar and, therefore, the Company has not recorded any currency translation adjustments.

Reclassification

Sales and marketing expenses of $5,676 in 2013 have been reclassified to selling, general and administrative expenses to conform to 2014 presentation.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Segment Information

The Company operates in one business segment, which is the marketing, sales and development of robotic-assisted vascular interventions. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, the chief operating decision maker has made such decisions and assessed performance at the company level, as one segment. The Company’s chief operating decision maker is the Chief Executive Officer.

Revenues from domestic customers amounted to $896 in 2013 and approximately $2,200 in 2014. Revenues from international customers, primarily in Dubai and Israel, amounted to none in 2013 and approximately $1,000 in 2014.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements. Such management estimates include those relating to revenue recognition, inventory write-downs to reflect net realizable value, assumptions used in the valuation of stock-based awards and warrants, and valuation allowances against deferred income tax assets. Actual results could differ from those estimates.

Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Financial Instruments (continued)

There were no assets and liabilities as of December 31, 2014 that are measured and recorded in the financial statements at fair value on a recurring basis. There were no transfers between Level 1, 2 or 3 assets or liabilities during the years ended December 31, 2013 or 2014. The following table shows the Company’s assets and liabilities as of December 31, 2013 that are measured and recorded in the financial statements at fair value on a recurring basis:

	December 31, 2013
	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Unobservable Inputs
	Level 1	Level 2	Level 3
Assets
Money market funds (a)	$9,700	$—	$—
Liabilities
Warrant liability (b)	$—	$—	$3,152

(a)	The fair values of the Company’s money market funds, which are included in cash and cash equivalents, are based on quotes received from third-party banks.
(b)	See Note 12 for a roll-forward of the warrant liability and a discussion of the valuation of this financial instrument.

The Company’s financial instruments of deposits and notes receivable are carried at cost and approximate their fair values given the liquid nature of such items. The fair value of the Company’s long-term debt amounted to $8,748 at December 31, 2014, which was based on a discounted cash flow analysis, which included level 3 inputs.

Cash Equivalents

The Company considers highly liquid short-term investments, which consist of money market funds, with original maturity dates of three months or less at the date of purchase to be cash equivalents. From time to time, the Company’s cash balances may exceed federal deposit insurance limits.

Product Warranty and Allowance for Doubtful Accounts

The Company’s allowance for doubtful accounts was $3 and none at December 31, 2013 and 2014, respectively. The Company’s accounts receivable consist primarily of amounts due from large, well-capitalized customers and while the Company reviews their creditworthiness, collectability is generally not an issue. The Company records an allowance for doubtful accounts, when necessary, based on the potential for minor collectability issues within the customer base. The amounts have not been material to date.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Product Warranty and Allowance for Doubtful Accounts (continued)

Customers are permitted to return defective products under the Company’s standard product warranty program. For CorPath Systems, the Company’s standard one-year warranty provides for the repair of any product that malfunctions. Return and replacement can only occur if a material breach of the warranty remains uncured for 30 days. A roll-forward of the Company’s warranty liability is as follows:

Balance at December 31, 2012	$19
Provision for warranty obligations	57
Settlements	(47)

Balance at December 31, 2013	29
Provisions for warranty obligations	96
Settlements	(64)

Balance at December 31, 2014	$61

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. The Company routinely monitors the recoverability of its inventory and records the lower of cost or market reserves based on current selling prices and reserves for excess and obsolete inventory based on historical and forecasted usage, as required. Scrap and excess manufacturing costs are charged to cost of revenue as incurred and not capitalized as part of inventories.

Property and Equipment

Property and equipment is carried at cost. Major items and betterments are capitalized; maintenance and repairs are charged to expense as incurred. The Company capitalizes certain costs incurred in connection with developing or obtaining internal-use software. Software costs that do not meet capitalization criteria are expensed as incurred. Demonstration equipment represents internally manufactured capital equipment that is used on-site at trade shows and at customer locations to demonstrate the CorPath System. Field equipment represents internally manufactured capital equipment placed at customer locations under a program that involves the placement of a system at the customer’s site and the customer’s agreement to purchase a minimum number of cassettes each month. At December 31, 2014, the Company had placed five field equipment units and one unit for a customer’s evaluation under such arrangements.

Depreciation on the demonstration equipment is charged to selling, general and administrative and the deprecation on the field equipment is charged to cost of revenue. Depreciation is computed under the straight-line method over the estimated useful lives of the respective assets.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Property and Equipment (continued)

Depreciation is provided over the following estimated asset lives:

Machinery and equipment	5 years
Computer equipment	3 years
Office furniture and equipment	5 years
Leasehold improvements	Shorter of life of lease or useful life
Vendor tooling	3 years
Software	4 years
Demonstration equipment	3 years
Field equipment	3 years

Impairment of Long-Lived Assets

The Company’s long-lived assets principally consist of property and equipment. The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. An impairment loss is recognized when expected cash flows are less than an asset’s carrying value. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of such assets in relation to the operating performance and estimated future undiscounted cash flows of the underlying assets. The Company’s policy is to record an impairment loss when it is determined that the carrying amount of the asset may not be recoverable. No such impairment charges have been recognized.

Revenue Recognition

The CorPath System is a capital medical device used by hospitals and surgical centers to perform heart catheterizations. Use of the CorPath System requires a sterile, single-use cassette (the “CorPath Cassette”), which are sold separately, for each procedure. Products are sold to customers with no rights of return. The Company recognizes revenue on the sale of products when the following criteria are met:

•	Persuasive evidence of an arrangement exists

•	The price to the buyer is fixed or determinable

•	Collectability is reasonably assured

•	Risk of loss transfers and the product is delivered.

In each arrangement, the Company is responsible for installation of the CorPath System and initial user training, which services are deemed essential to the functionality of the system. Therefore, the Company recognizes system revenue when the CorPath System is delivered and installed, and accepted by the end user customer.

Each CorPath System is sold with a standard one year warranty, which provides that the CorPath System will function as intended and during that one year period, the Company will either replace the

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Revenue Recognition (continued)

product or a portion thereof or provide the necessary repair service during the Company’s normal service hours. The Company accrues for the estimated costs of the warranty once the CorPath System revenue is recognized.

The Company generally enters into multiple element arrangements, which include the sale of a CorPath System with an initial order of CorPath Cassettes, and may include either a basic service plan or a premium service plan. The basic service plan provides for an extended warranty period and the premium service plan provides for the extended warranty as well as component upgrades. Deliverables, which are accounted for as separate units of accounting under multiple-element arrangements include: (a) the CorPath System, including delivery installation and initial training, which are subject to customer acceptance and (b) the initial shipment of CorPath Cassettes to the customer, and may include either (c) a basic service plan or (d) a premium service plan.

The Company recognizes revenue on multiple-element arrangements in accordance with Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements, based on the estimated selling price of each element. In accordance with ASU 2009-13, the Company uses vendor-specific objective evidence (“VSOE”), if available, to determine the selling price of each element. If VSOE is not available, the Company uses third-party evidence (“TPE”) to determine the selling price. If TPE is not available, the Company uses its best estimate to develop the estimated selling price (“BESP”). The Company uses BESP to determine the selling price of its systems as well as the basic and premium service plans. BESP is determined based on estimated costs plus a reasonable margin, and has generally been consistent with the price charged to the customer for such products and services. The determination of BESP also considers the price of the service plans charged to customers when such services are sold separately in subsequent transactions. The Company also uses BESP to determine the selling price of the initial order of cassettes, which considers the price at which it charges its customers when the cassettes are sold separately.

Revenue related to basic service plans is recognized on a straight-line basis over the life of the service contract. Revenue related to premium service plans is recognized over the life of the service contract, with consideration given to the expected timing of costs to be incurred related to the delivery of component upgrades. Revenues from accessories are recorded upon delivery and services provided by the Company outside of a basic or premium service contract are recognized as the services are provided.

There are no performance, cancellation, termination, and refund-type provisions under the Company’s multiple element arrangements.

On January 21, 2011, the Company entered into a distributor agreement with Philips Medical Systems Nederland, B.V. (“Philips”) appointing Philips to be the sole worldwide distributor for the promotion and sale of the Company’s CorPath System. Under the agreement, Philips sold the equipment directly to the end user and the Company was responsible for installation and initial training. Revenue was recognized on a net basis based on the amount billed to Philips and upon acceptance of the system by

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Revenue Recognition (continued)

the end-user customer. At December 31, 2013, Philips owed the Company $125, for systems shipped under the distribution agreement. At December 31, 2014, there were no amounts outstanding from Philips. This agreement with Philips expired on August 7, 2014.

The Company also sells CorPath Cassettes under a CorPath Utilization Program (“CUP”), which is a multi-year arrangement that involves the placement of a CorPath System at a customer’s site free of charge and the customer agrees to purchase a minimum number of CorPath Cassettes each month at a premium over the regular price. The Company records revenue upon shipment of the cassettes based on the selling price of the CorPath Cassettes. The system is capitalized as field equipment in property and equipment and is depreciated on a straight line basis through cost of revenue over the estimated useful life of the system, which generally approximates the length of the CUP program contract, which is typically 36 months. Revenues under this program have not been significant to date.

The Company also uses a One-Stent program to demonstrate its confidence in the CorPath System’s ability to help accurately measure anatomy and precisely place only one stent per lesion. The Company provides eligible customers registered under the program a $1 credit against future CorPath Cassette purchases for a qualifying CorPath percutaneous coronary intervention (“PCI”) procedure which uses more than one stent per lesion. The estimated cost of honoring the potential obligation under the stent program is recorded as a reduction of revenue at the time of shipment. These costs have not been significant to date.

The Company records shipping and handling costs as a selling expense in the period incurred, and records payments from customers for shipping costs as a reduction of selling expenses. Such amounts have not been material in the periods presented. The Company recorded medical device excise tax in the amount of $29 in 2013 and $40 in 2014, which is included in selling, general and administrative expenses.

Research and Development

Costs for research and development are expensed as incurred. Research and development expense consists primarily of salaries, salary-related expenses and costs of contractors and materials.

Income Taxes

The Company accounts for income taxes using the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable.

The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Income Taxes (continued)

activity and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on an annual basis. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense.

The Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.

Stock-Based Compensation

The Company recognizes compensation costs resulting from the issuance of stock-based awards to employees as an expense in the consolidated statements of operations over the requisite service period based on a measurement of fair value for each stock award. The Company recognizes compensation costs resulting from the issuance of stock-based awards to non-employees as an expense in the consolidated statements of operations over the service period based on a measurement of fair value for each stock award at each performance date and period end.

Prior to the completion of the reverse acquisition, the fair value of the common stock was determined by the Board of Directors after considering a broad range of factors, including the results obtained from an independent third-party valuation, the illiquid nature of an investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and recent sale and offer prices of Common and Preferred Stock in private transactions negotiated at arm’s length. Subsequent to the completion of the reverse acquisition, the fair value of the common stock was obtained from quoted market prices on the OTCQB as provided by OTC Market Groups, Inc.

The following assumptions were used to estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model (“Black Scholes Model”):

	Years Ended December 31,
	2013	2014
Risk-free interest rate	0.72% to 1.43%	1.89% to 2.01%
Expected term in years	5.75 to 6.25	6.25
Expected volatility	80%	50%
Expected dividend yield	0%	0%

The risk-free interest rate assumption is based upon observed U.S. government security interest rates with a term that is consistent with the expected term of the Company’s employee stock options. The expected term is based on the average of the vesting period and contractual term of the Company’s options given the lack of historical data available. The Company does not pay a dividend, and is not expected to pay a dividend in the foreseeable future.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Stock-Based Compensation (continued)

Due to a lack of a public market for the Company’s common stock for an extended period of time, the Company utilized comparable public companies’ volatility rates as a proxy of its expected volatility for purposes of the Black-Scholes Model. Stock-based compensation expense is recorded net of estimated forfeitures and is adjusted periodically for actual forfeitures. The Company uses historical data to estimate forfeiture rates. For the year-ended December 31, 2013 and 2014, forfeitures were estimated to be 4.9% and 6.0%, respectively.

Warrant Liability

The Company reviews the terms of warrants issued in connection with the applicable accounting guidance and classifies warrants as a long-term liability on the consolidated balance sheets if the warrant may conditionally obligate the Company to transfer assets, including repurchase of the Company’s capital stock, at some point in the future. Warrants to purchase shares of redeemable convertible preferred stock met these criteria and therefore required liability-classification. The Company classifies warrants within stockholders’ equity on the consolidated balance sheets if the warrants are considered to be indexed to the Company’s own capital stock, and otherwise would be recorded in stockholders’ equity.

Liability-classified warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense) in the consolidated statements of operations. The Company estimates the fair value of these warrants at issuance and each balance sheet date thereafter using the Black-Scholes Model as described in the stock-based compensation section above, based on the estimated market value of the underlying Redeemable Convertible Preferred Stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying redeemable convertible preferred stock. The fair value of the Redeemable Convertible Preferred Stock was determined by the Board of Directors after considering a broad range of factors, including the results obtained from an independent third-party valuation, the illiquid nature of an investment in the Company’s Redeemable Convertible Preferred Stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and recent sale and offer prices of Common and Preferred Stock in private transactions negotiated at arm’s length.

The Company had warrants outstanding to purchase shares of Series A, D and E Redeemable Convertible Preferred Stock, which converted into warrants to purchase shares of common stock at the date of the Acquisition. Prior to the Acquisition, the warrant instruments required mark-to-market accounting which was recorded in the statements of operations based on their fair values determined using the Black-Scholes Model and the fair value of underlying Preferred Stock. The warrant instruments were re-valued for the last time at the date of the Acquisition and reclassified into stockholders’ equity in 2014.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Concentrations of Credit Risk and Significant Customers

The Company had one customer, Philips, who accounted for approximately 71% and 11% of its revenues in 2013 and 2014, respectively. Philips also accounted for approximately 78% and 0% of its accounts receivables at December 31, 2013 and 2014, respectively. The Company had no other customers that accounted for greater than 10% of its revenues or greater than 10% of its accounts receivable as of December 31, 2013.

The Company had the following other customers that accounted for greater than 10% of its revenues in 2014:

Customer	Percent of Revenues
A	27%
B	11%
C	12%
D	10%

Additionally, Customer C accounted for 27% of the Company’s accounts receivable balance at December 31, 2014. The Company also had one other customer that accounted for 25% of its accounts receivable balance at December 31, 2014, but did not exceed 10% of its revenues in 2014.

The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts, or other hedging arrangements.

Related-Party Transactions

On January 21, 2011, the Company entered into a distributor agreement with Philips appointing Philips to be the sole distributor for the promotion and sale of the Company’s CorPath System. The agreement was terminated on August 7, 2014. The Company continues to sell CorPath Systems through Philips on a sale by sale basis under a non-exclusive arrangement under mutually agreeable terms, which may include a continued level of discounted pricing, until such time the Company either executes a new distribution arrangement with Philips or the Company no longer does business with Philips.

For the years ended December 31, 2013 and 2014, the Company recorded revenues of $630 and $315, respectively, from shipments to Philips under the distribution agreement. At December 31, 2013 and 2014, Philips owed the Company $125 and $0, respectively, resulting from selling activity under the agreement.

In the fourth quarter of 2014, the Company participated in the formation of a not-for-profit, which was established to generate awareness of the health risks linked to the use of fluoroscopy in hospital catheterization. The Company’s Chief Executive Office and one of its senior executives represent two of the three voting members of the board of directors of the entity. As a result, under the voting model used for the consolidation of related parties, which are controlled by a company, the Company has consolidated the financial statements of the entity, which have no assets or liabilities on its balance sheet at December 31, 2014 and expenses of approximately $18.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes most of the existing guidance on revenue recognition in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In applying the revenue model to contracts within its scope, an entity will need to (i) identify the contract(s) with a customer (ii) identify the performance obligations in the contract (iii) determine the transaction price (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU No. 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. The ASU allows for either full retrospective adoption, where the standard is applied to all of the periods presented, or modified retrospective adoption, where the standard is applied only to the most current period presented in the financial statements. The Company is currently assessing the impact of this standard to its consolidated financial statements.

In January 2015, the FASB issued Financial Accounting Standards Update - Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, previously required that an entity separately classify, present, and disclose extraordinary events and transactions. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and may be applied prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company is currently assessing the impact of this standard to its consolidated financial statements.

3.	Reverse Acquisition

On August 12, 2014, Corindus, Inc., as the accounting acquirer, acquired the operations of the YIDI business and then immediately transferred YIDI’s operations to a former officer, director and shareholder of YIDI in exchange for the satisfaction of a promissory note issued to YIDI’s former officer, director and shareholder in the principal amount of approximately $249 and the assumption of liabilities related to the former operations.

All share and per share amounts in the consolidated financial statements and related notes have been retrospectively adjusted to reflect (i) the conversion of the Series A through E Redeemable Convertible Preferred Stock into common stock and (ii) the one for 25.00207 exchange of shares of common stock. Additionally, the Company’s warrant liability was reclassified into stockholders’ equity on the date of the Acquisition since the warrants no longer met the definition of a liability. The exchange of options to purchase common stock of the Company for options to purchase common stock of YIDI resulted in a modification of the awards; however, this impact of such modification was not material.

Pursuant to the terms of the Acquisition Agreement (i) all outstanding shares of common stock of Corindus, Inc., $0.01 par value per share, were exchanged for 94,216,587 shares of the Company common stock, $0.0001 par value per share, and (ii) all outstanding options and warrants to purchase shares of common stock of Corindus, Inc. were exchanged for or replaced with options and warrants to acquire shares of common stock of the Company. The exchange ratio used was one for 25.00207 shares.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

3.	Reverse Acquisition (Continued)

YIDI was the legal acquirer of Corindus, Inc. in this transaction. However, since former Corindus, Inc. shareholders owned, immediately following the Acquisition, 80% of the combined company on a fully diluted basis and all members of the combined company’s executive management and Board of Directors, were from Corindus, Inc., Corindus Inc. was deemed to be the acquiring company for accounting purposes and the transaction was accounted for as a reverse acquisition in accordance with U.S. GAAP.

Prior to the divestiture of YIDI’s former business, the Company performed an allocation of the purchase price for YIDI based on estimated fair value of the acquired assets and liabilities prior to the disposition of the remaining business of YIDI:

Purchase price-assumption of note payable to former officer	$249

Allocation of purchase price:
Intangible assets acquired	$262
Accrued expenses assumed	(13)

Net assets acquired	$249

The Company incurred costs of approximately $1,100 related to the Acquisition for the year ended December 31, 2014, which are included in selling, general and administrative expenses.

The subsequent spin-off of the former business resulted in no gain or loss on the disposal of a business as it was sold for its net assets, which represented fair value.

The results of operations for YIDI were immaterial for the years ended December 31, 2013 and 2014 and as such no pro forma statement of operations data is presented.

4.	Inventories

The Company’s inventories consist of the following:

	December 31,
	2013	2014
Raw materials	$634	$861
Work in progress	—	198
Finished goods	1,830	460

	$2,464	$1,519

The Company wrote down inventories by $341 in 2014 to properly reflect inventories at the lower of cost or market.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

5.	Property and Equipment

Property and equipment are stated at cost and are being depreciated using the straight-line basis over the assets’ estimated useful lives. Depreciation expense was $607 and $622 for the fiscal years 2013 and 2014, respectively. Property and equipment consist of the following:

	December 31,
	2013	2014
Machinery and equipment	$298	$334
Computer equipment	273	273
Office furniture and equipment	353	355
Leasehold improvements	63	67
Vendor tooling	671	711
Software	450	490
Demonstration equipment	669	633
Field equipment	205	588

	2,982	3,451
Less accumulated depreciation and amortization	(1,545)	(2,167)

Property and equipment, net	$1,437	$1,284

6.	Notes Receivable

On June 14, 2010, the Company loaned funds to certain stockholders of the Company for tax payments to be made to the Israel Tax Authority in connection with a tax ruling related to a reorganization that took place in 2008 and the Company received non-interest bearing notes receivable, which documented such loans. Total amount of notes receivable issued was $145.

The notes receivable are repayable upon the disposition of the Company’s common stock. Notes receivable in the amount of $145 and $136 were outstanding at December 31, 2013 and 2014, respectively. The Company assessed the notes receivable for impairment and concluded that there was no impairment indicators at December 31, 2013 and 2014. The Company does not believe there is any significant collection risk associated with the notes receivable at December 31, 2013 and 2014.

7.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2013	2014
Payroll and benefits	$493	$185
Professional and consultant fees	242	496
Product development costs	117	62
Commissions	107	85
Warranty	29	61
Other	273	248

	$1,261	$1,137

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

8.	Long-Term Debt

On June 11, 2014, the Company entered into a Loan and Security Agreement pursuant to which the lender agreed to make available to the Company $10,000 in two separate $5,000 loans under secured promissory notes. The initial note was made on June 11, 2014 in an aggregate principal amount equal to $5,000 (the “Initial Promissory Note”) and is repayable in equal monthly installments of principal and interest over 27 months beginning on July 1, 2015. Prior to July 1, 2015, the Company is required to make interest only payments. The Initial Promissory Note bears interest at a rate equal to the greater of (a) 11.25% or (b) 11.25% plus the Wall Street Journal Prime Rate, less 3.25%, and includes an additional interest payment of $125,000 due no later than October 1, 2017, which is accreted over the term of the loan.

On December 31, 2014, the Company borrowed the additional $5,000 (the “Second Promissory Note”) under the Loan and Security Agreement. The Second Promissory note is also repayable in equal monthly installments of principal and interest over 27 months beginning on July 1, 2015. Prior to July 1, 2015, the Company is required to make interest only payments. The Second Promissory Note bears interest at a rate equal to the greater of (a) 9.95% or (b) 9.95% plus the Wall Street Journal Prime Rate, less 3.25%, and also includes an additional interest payment of $125,000 due no later than October 1, 2017, which is accreted over the term of the loan. The notes are secured by substantially all the assets of the Company.

In connection with the Initial Promissory Note, the Company issued the lender warrants to purchase 177,514 shares of the Company’s common stock at an exercise price of $1.41 per share. The fair value of the warrant issued to the lender was determined to be $230 at the date of issuance, and was recorded as a discount on the debt. Additionally, in connection with the Second Promissory Note, the Company issued the lender warrants to purchase 177,514 shares of the Company’s common stock at an exercise price of $1.41 per share. The fair value of the warrant issued to the lender was determined to be $619 at the date of issuance, and was recorded as a discount on the debt. The Company amortizes the debt discount to interest expense over the term of the debt using the effective interest method.

The Company estimated the fair value of these warrants using the Black-Scholes Model based on the estimated market value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying common stock. The Company used the following assumptions for the valuation of its warrants issued on the following dates:

	June 11, 2014	December 31, 2014
Risk-free interest rate	2.5%	2.17%
Dividend yield	0.0%	0.0%
Expected volatility	50.0%	50.0%
Expected term (years)	10.00	9.44

The Loan and Security Agreement also contains covenants which include certain restrictions with respect to subsequent indebtedness, liens, loans and investments, asset sales and share repurchases and other restricted payments, subject to certain exceptions. The Loan and Security Agreement also contains financial reporting obligations. An event of default under the Loan and Security Agreement includes, but is not limited to, breach of covenants, insolvency, and occurrence of any default under any agreement or obligation of the Company.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

8.	Long-Term Debt (Continued)

Borrowings outstanding, net of unamortized discount of $889, amounted to $9,111 at December 31, 2014. Future principal payments under the borrowing arrangement as of December 31, 2014 are as follows:

Year ending December 31:
2015	$2,022
2016	4,378
2017	3,600

$10,000

9.	Income Taxes

There was no federal or state provision for income taxes for the years ended December 31, 2013 or 2014 due to the Company’s operating losses and a full valuation allowance on deferred income tax assets for all periods since inception. All of the Company’s loss before provision for income taxes is attributable to its United States operations.

The Company’s effective income tax rate differs from the statutory federal income tax rate as follows:

	Years Ended December 31,
	2013	2014
Statutory U.S. federal rate	34.0%	34.0%
State income tax	4.7	1.7
Permanent items	0.6	(3.8)
Change in taxing status in Massachusetts to a manufacturer	—	(4.9)
Other	(0.8)	(0.7)
Federal R&D credits	2.0	1.2
State R&D and other credits	0.5	0.7
Change in valuation allowance	(41.0)	(28.2)

Total expense (benefit)	—%	—%

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

9.	Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and the related valuation allowance were as follows, in thousands:

	December 31,
	2013	2014
Deferred income tax assets:
Operating loss carryforwards	$12,299	$20,178
Start-up expenditures	3,316	2,807
Property and equipment	99	46
Intangible assets	3,059	2,589
Stock-based compensation expense	666	738
Research and development credit carryforwards	878	1,216
Accrued expenses and other	652	307

Total deferred income tax assets	20,969	27,881
Valuation allowance	(20,969)	(27,881)

Net deferred income tax assets	$—	$—

The Company has provided a full valuation allowance against the deferred income tax assets, since it has a history of losses, which are all attributable to the U.S. and currently does not have enough positive evidence required under U.S. GAAP to reverse its valuation allowance. Management does not believe it is more likely than not that its deferred tax assets relating to the loss carryforwards and other temporary differences will be realized in the future. For the years ended December 31, 2013 and 2014, the valuation allowance increased by $6,104 and $6,912, respectively, resulting principally from increased operating loss carryforward.

At December 31, 2014, the Company had U.S. federal and state net operating loss carryforwards of approximately $54,837 and $34,173, respectively, that can be carried forward and offset against future taxable income. These net operating loss carryforwards will begin to expire in 2029. Utilization of net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. The Company has not yet determined whether any changes in ownership have caused limitations.

Significant judgment is required in evaluating the Company’s tax positions and in determining the Company’s provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As of December 31, 2014, the Company was not under audit in any tax jurisdiction. The U.S. statute of limitations will remain open to examination by the tax authorities until the utilization of net operating loss carryforwards. The Company accrues interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

10.	Stockholders’ Equity

The Company had issued and outstanding Series A through E Redeemable Convertible Preferred Stock prior to the Acquisition Transaction. In connection with the Acquisition transaction, the Series A through E Redeemable Convertible Preferred Stock was converted to common stock. Accordingly, all shares and per share amounts have been retrospectively adjusted for all periods presented to reflect (i) the conversion of the Series A through E Redeemable Convertible Preferred Stock into common stock and (ii) the one for 25.00207 exchange of shares of common stock.

Holders of common stock shall be entitled to receive dividends when and if declared by the Board of Directors. No dividends have been declared to date. In certain events, including the liquidation, dissolution or winding up of the Company, the remaining assets of the Company shall be distributed ratably among the holders of common stock.

Holders of common stock are entitled to vote on all matters and are entitled to the number of votes equal to the number of common stock held.

11.	Stock-Based Compensation

In connection with the Acquisition, Corindus exchanged options to purchase shares of its common stock for YIDI’s options to purchase shares of YIDI’s common stock (the “Replacement Plan Options”). The 2014 Stock Award Plan (the 2014 Plan) is the replacement plan for options previously awarded under the Corindus, Inc. 2006 Umbrella Option Plan and the Corindus, Inc. 2008 Stock Incentive Plan and is the plan under which all future Company options will be issued. The 2014 Stock Award Plan is limited to award issuances which in the aggregate cannot exceed 9,035,016 shares, all of which shares will be used for the issuance of the Company stock-based awards, including options to purchase common stock, restricted stock and restricted stock units. Replacement Plan Options are exercisable for up to ten years from the date of original vesting commencement date of the options.

A summary of the activity under the Company’s stock option plans is as follows. Such information has been retrospectively adjusted to give effect to the exchange of stock options that occurred upon the Acquisition.

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2013	8,548,357	$0.62	7.00	$394
Granted	882,070	$0.77
Cancelled	(752,410)	$0.60

Outstanding at December 31, 2014	8,678,017	$0.64	6.30	$31,359

Exercisable at December 31, 2014	6,377,398	$0.60	5.56	$23,299

Vested and expected to vest at December 31, 2014	8,539,979	$0.63	6.27	$30,846

Options available for grant at December 31, 2014	356,999

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

11.	Stock-Based Compensation (Continued)

Stock-based compensation expense was allocated based on the employees’ function as follows:

	Years Ended December 31,
	2013	2014
Research and development	$59	$95
Selling, general and administrative	270	282

	$329	$377

The fair value of employee options is estimated on the date of each grant using the Black-Scholes Model. The weighted-average grant date fair value of options granted during the year ended December 31, 2013 and 2014 were $0.24 and $0.16, respectively. As of December 31, 2014, there was approximately $427 of unrecognized compensation cost related to non-vested stock-based compensation arrangements under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 2.29 years.

At December 31, 2014, there were 14,242,395 shares of common stock reserved for the potential exercise of warrants (5,207,379) and stock options (9,035,016).

12.	Warrants to Purchase Common Stock

In connection with the Acquisition, the Company exchanged warrants to purchase 201,178 shares of Corindus, Inc. Series A, D and E Redeemable Convertible Preferred Stock at an average exercise price of $26.63 per share to warrants to purchase 5,029,865 shares of the Company’s common stock at the average exercise price of $1.07 per share.

Prior to the Acquisition, the warrants were treated as liability instruments and were measured on a recurring basis at their fair value with inputs categorized as Level 3 in the fair value hierarchy. The resulting gain or loss on revaluation was recorded as other income (expense) in the consolidated statements of operations. The Company estimated the fair value of these warrants using the Black-Scholes Model based on the estimated market value of the underlying Redeemable Convertible Preferred Stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying Redeemable Convertible Preferred Stock.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

12.	Warrants to Purchase Common Stock (Continued)

The Company revalued the warrants for the final time at the date of the Acquisition, which resulted in a charge of $2,421 for the year ended December 31, 2014. A roll forward of the warrant liability is as follows:

Balance at December 31, 2012	$2,981
Revaluation of warrants	171

Balance at December 31, 2013	3,152
Issuance of warrants in connection with lending arrangement	230
Revaluation of warrants	2,421
Reclassification of warrant liability to stockholders’ equity	(5,803)

Balance at December 31, 2014	$—

The Company used the following assumptions for the valuation of its warrant liability:

	December 31, 2013	August 12, 2014
Risk-free interest rate	1.18%	1.025%
Dividend yield	0.0%	0.0%
Expected volatility	80.0%	50.0%
Expected term (years)	3.83	3.5

The Company has following warrants outstanding at December 31, 2014:

Exercise Price	Date of Expiration	Number of Warrants
$1.06	October 11, 2017	4,728,191
$0.76	May 31, 2017	124,160
$1.41	June 11, 2024	355,028

		5,207,379

13.	Commitments

The Company has an operating lease for approximately 26,400 square feet at its corporate headquarters and manufacturing plant in Waltham, Massachusetts, which expires in January 2018. The lease terms include escalating rent payments over the life of the lease and rent expense is recognized over the life of the lease on a straight-line basis. The difference between the amount expensed and actual rent payments are recorded as a deferred rent included within accrued expense in the consolidated balance sheets. In connection with the lease, the Company is required to maintain a security deposit with its landlord, which declines every six months during the lease until December 31, 2015, at which point the amount remains constant at $134. The total amount of the security deposit is approximately $267 at December 31, 2014, of which $89 is included in prepaid expenses and other current assets. The Company also leases copiers and vehicles under operating leases that expire at various points through 2018.

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

13.	Commitments (Continued)

Total rent expense was $584 and $577 for the fiscal years 2013 and 2014, respectively. At December 31, 2014, the Company’s future minimum lease payments are indicated below:

Year ending December 31:	Total Lease Payments
2015	$577
2016	590
2017	598
2018	59

Total	$1,824

The Company is subject to potential claims from time to time in the ordinary course of business. At December 31, 2014, the Company is not subject to any significant asserted or unasserted claims.

14.	Net Loss per Share

Net loss per share for all periods presented is based on the equity structure of the legal acquirer, which assumes common stock is outstanding and is reflected on a retrospective basis for all periods presented of the conversion of Corindus, Inc.’s Preferred Stock and common stock into shares of the Company’s common stock. Basic net loss per share is computed by dividing net loss by the weighted average shares of common stock outstanding for each period. Diluted net loss per share is the same as basic net loss per share since the Company has net losses for each period presented. The following common stock equivalents were excluded from the calculation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Years Ended December 31,
	2013	2014
Options to purchase common stock	8,548,357	8,678,017
Warrants to purchase common stock	4,852,351	5,207,379

Total	13,400,708	13,885,396

15.	Restructuring Charge

During 2014, the Company initiated reductions in workforce to control costs while the Company pursued new financing alternatives. During 2014, the Company recorded $175 in restructuring charges for severance and related costs, which were paid in 2014.

16.	401(k) Plan

The Company has a tax-qualified employee savings and retirement 401(k) plan, covering all qualified employees. Participants may elect a salary deferral up to the statutorily prescribed annual limit for tax-deferred contributions. The Company has not made any matching contributions to date.

17.	Immaterial Correction of Errors

During 2014, the Company identified and recorded certain errors in previously issued 2013 consolidated financial statements and 2014 interim consolidated financial statements. The errors

Corindus Vascular Robotics, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

17.	Immaterial Correction of Errors (Continued)

principally relate to inventory overhead costs which affected inventories, property and equipment, and cost of revenue amounts. The previously reported 2013 net loss in the amount of $14,691 was understated by $578. The errors during the second quarter and third quarter of 2014 were $51 and $31, respectively, and the correction of the error in the fourth quarter of 2014 was $536, principally affecting cost of revenue and gross loss. The Company concluded that the errors identified were not material to the 2013 consolidated financial statements and that correction of the errors in 2014 was not material to its 2014 consolidated financial statements.

18.	Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2014 through the date of filing of the Form 10-K. In the judgment of management, there were no material events that impacted the consolidated financial statements or disclosures.

CORINDUS VASCULAR ROBOTICS, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CORINDUS VASCULAR ROBOTICS, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2014	March 31, 2015
Assets
Current Assets:
Cash and cash equivalents	$28,526	$22,015
Accounts receivable	473	222
Due from related party	—	125
Inventories, net	1,519	1,640
Prepaid expenses and other current assets	574	532

Total current assets	31,092	24,534

Property and equipment, net	1,284	1,313
Deposits and other assets	222	215
Deferred inventory costs	102	—
Notes receivable due from stockholders	136	136

Total assets	$32,836	$26,198

Liabilities and stockholders’ equity
Current Liabilities:
Accounts payable	$2,005	$2,445
Accrued expenses	1,137	1,202
Deferred revenue	202	167
Current portion of long-term debt	1,517	2,591

Total current liabilities	4,861	6,405

Long-term liabilities:
Deferred revenue, net of current portion	531	343
Other liabilities	68	62
Long-term debt, net of current portion	7,594	6,677

Total long-term liabilities	8,193	7,082

Total liabilities	13,054	13,487

Commitments and Contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 105,883,157 shares issued and outstanding	11	11
Additional paid-in capital	104,648	104,746
Accumulated deficit	(84,877)	(92,046)

Total stockholders’ equity	19,782	12,711

Total liabilities and stockholders’ equity	$32,836	$26,198

The accompanying notes are an integral part of the condensed consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Three Months Ended March 31,
	2014	2015
Revenue	$730	$776
Cost of revenue	1,383	801

Gross loss	(653)	(25)

Operating expenses:
Research and development	2,046	2,763
Selling, general and administrative	2,810	3,984
Restructuring charge	93	—

Total operating expense	4,949	6,747

Operating loss	(5,602)	(6,772)

Other income (expense):
Warrant revaluation	1,765	—
Interest and other income (expense)	3	(397)

Total other income (expense), net	1,768	(397)

Net loss and comprehensive loss	$(3,834)	$(7,169)

Net loss per share—basic and diluted	$(0.05)	$(0.07)

Weighted-average common shares used in computing net loss per share—basic and diluted	73,360,287	105,883,157

The accompanying notes are an integral part of the condensed consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	Common Stock, $0.0001 Par Value		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2014	105,883,157	$11	$104,648	$(84,877)	$19,782
Stock-based compensation expense	—	—	98	—	98
Net loss	—	—	—	(7,169)	(7,169)

Balance at March 31, 2015	105,883,157	$11	$104,746	$(92,046)	$12,711

The accompanying notes are an integral part of the condensed consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended
	March 31,
	2014	2015
Operating activities
Net loss	$(3,834)	$(7,169)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	191	166
Stock-based compensation expense	84	98
Accretion of interest expense	—	158
Warrant revaluation	(1,765)	—
Changes in operating assets and liabilities:
Accounts receivable	(404)	251
Prepaid expenses and other current assets	39	41
Deferred inventory costs	—	102
Inventories	242	(213)
Deposits and other assets	—	48
Due from related party	—	(125)
Accounts payable	1,023	449
Accrued expenses and other liabilities	244	59
Deferred revenue	71	(223)

Net cash used in operating activities	(4,109)	(6,358)

Investing activities
Purchase of property and equipment	(21)	(103)

Net cash used in investing activities	(21)	(103)

Financing activities
Payments of financing costs from issuance of long-term debt and warrants	—	(50)

Net cash used in financing activities	—	(50)

Net decrease in cash and cash equivalents	(4,130)	(6,511)
Cash and cash equivalents at beginning of period	9,845	28,526

Cash and cash equivalents at end of period	$5,715	$22,015

Supplemental Disclosure of Cash Flow Information:
Transfer from inventories to property and equipment in the field	$161	$92

Deferred public offering costs in accounts payable and accrued expenses	$—	$41

Interest Paid	$—	$225

The accompanying notes are an integral part of the condensed consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 1    Nature of Operations

The Company

Corindus Vascular Robotics, Inc. (the “Company”), a Nevada corporation (formerly named Your Internet Defender, Inc. (“YIDI”)), acquired Corindus, Inc., a privately-held company, in a reverse acquisition on August 12, 2014. The Company’s corporate headquarters and research and development facility are in Waltham, Massachusetts and the Company is engaged in the marketing, sales and development of robotic-assisted catheterization systems (“CorPath System”).

Since its inception on March 21, 2002, the Company has devoted its efforts principally to research and development, business development, and raising capital. In July 2012, the Company received clearance from the United States Food and Drug Administration to market its CorPath System in the United States and shipped its first commercial product under this clearance in September 2012. In 2013, the Company moved into the growth stage, investing in sales and marketing in order to build its customer base. The Company’s future capital requirements will depend upon many factors, including progress with developing, manufacturing and marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, its ability to establish collaborative arrangements, marketing activities and competing technological and market developments, including regulatory changes affecting medical procedure reimbursement, and overall economic conditions in the Company’s target markets.

Reverse Acquisition Transaction

On August 12, 2014, the Company, as the legal acquirer, consummated a reverse acquisition of Corindus, Inc., the accounting acquirer (the “Acquisition”) pursuant to the Securities Exchange and Acquisition Agreement (the “Acquisition Agreement”), entered into between the Company and Corindus, Inc. Prior to the Acquisition, all outstanding shares of Series A through E Redeemable Convertible Preferred Stock of Corindus, Inc. were converted into 2,811,499 shares of common stock of Corindus, Inc.

Pursuant to the terms of the Acquisition Agreement (i) all outstanding shares of common stock of Corindus, Inc., $0.01 par value per share, were exchanged for shares of Company common stock, $0.0001 par value per share, and (ii) all outstanding options and warrants to purchase shares of common stock of Corindus, Inc. were exchanged for or replaced with options and warrants to acquire shares of common stock of the Company. The exchange ratio was one for 25.00207 shares.

In accordance with ASC 805-40, Reverse Acquisitions, the historical capital stock account of Corindus, Inc. immediately prior to the Acquisition was carried forward and retroactively adjusted to reflect the par value of the outstanding stock of the Company, including the number of shares issued in the Acquisition as the Company is the surviving legal entity. Additionally, retained earnings of Corindus, Inc. has been carried forward after the Acquisition. All share and per share amounts in the consolidated financial statements and related notes have been retrospectively adjusted to reflect (i) the conversion of the Series A through E Redeemable Convertible Preferred Stock into common stock and (ii) the one for 25.00207 exchange of shares of common stock.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 1    Nature of Operations (Continued)

Reverse Acquisition Transaction (continued)

At the closing of the Acquisition, the Company transferred the former business of YIDI to a former officer, director and shareholder of YIDI, in exchange for the satisfaction of a promissory note issued to the former officer, director and shareholder in the principal amount of approximately $249 and the assumption of liabilities related to the former operations.

Immediately after the transfer of the former business of YIDI, the business of Corindus, Inc. became the sole focus of the combined company and the combined company’s name was changed to Corindus Vascular Robotics, Inc.

Liquidity

The Company has incurred losses since inception and has funded its operations primarily through the issuance of capital stock and debt. As of March 31, 2015, the Company had an accumulated deficit of $92,046, and net borrowings outstanding of $9,268, of which $3,089 is contractually due over the next 12 months.

The Company has cash resources of $22,015 and working capital of $18,129. The Company believes that these cash resources will be sufficient to meet the Company’s cash requirements through at least the next twelve months, including funding its anticipated losses and scheduled debt maturities. Additionally, the Company is in compliance with its debt covenant requirements as of March 31, 2015 and expects to remain in compliance over the next 12 months. As the Company continues to incur losses, a transition to profitability is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. The Company may never achieve profitability, and unless and until doing so, intends to fund future operations through additional debt or equity offerings. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, if at all.

Note 2    Significant Accounting Policies

Basis of Presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial statements for interim periods in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The information included in this quarterly report on Form 10-Q should be read in conjunction with the audited consolidated financial statements and the accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (“2014 Form 10-K”). The Company’s accounting policies are described in the “Notes to Consolidated Financial Statements” in the 2014 Form 10-K and are updated, as necessary, in this Form 10-Q. The year-end condensed consolidated balance sheet data presented for comparative purposes was derived from the audited financial statements, but does not include all disclosures required by U.S. GAAP. The results of operations for the three months ended March 31, 2015, are not necessarily indicative of the operating results for the full year or for any other subsequent interim period.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2 Significant	Accounting Policies (Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corindus, Inc. and Corindus Security Corporation. Corindus, Inc. is our operating subsidiary, while Corindus Security Corporation was created solely to hold and invest the proceeds from issuance of equity. All intercompany transactions and balances have been eliminated in consolidation. The functional currency of both wholly-owned subsidiaries is the U.S. dollar and, therefore, the Company has not recorded any currency translation adjustments.

Reclassification

Sales and marketing expenses of $1,940 for the three months ended March 31, 2014 have been reclassified to selling, general and administrative expenses to conform to 2015 presentation.

Segment Information

The Company operates in one business segment, which is the marketing, sales and development of robotic-assisted vascular interventions.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements. Such management estimates include those relating to revenue recognition, inventory write-downs to reflect net realizable value, assumptions used in the valuation of stock-based awards, and valuation allowances against deferred income tax assets. Actual results could differ from those estimates.

Significant Customers

The Company had three customers which accounted for 78% of its revenues during the three months ended March 31, 2014. The Company had three customers that accounted for 73% of its revenues during the three months ended March 31, 2015. The Company had two customers that accounted for 52% of the accounts receivable balance at December 31, 2014. The Company had two different customers that comprised 38% of the accounts receivable balance at March 31, 2015, exclusive of amounts due from related party, which are disclosed in Note 9.

Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1—Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2 Significant	Accounting Policies (Continued)

Financial Instruments (continued)

•	Level 2—Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

There were no assets and liabilities as of December 31, 2014 and March 31, 2015 that are measured and recorded in the financial statements at fair value on a recurring basis. There were no transfers between Level 1, 2 or 3 assets or liabilities during the three months ended March 31, 2014 and 2015.

Cash Equivalents

The Company considers highly liquid short-term investments, which typically have consisted of money market funds, with original maturity dates of three months or less at the date of purchase to be cash equivalents. From time to time, the Company’s cash balances may exceed federal deposit insurance limits. There were no amounts invested in money market funds at March 31, 2015 and December 31, 2014.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out (“FIFO”) method. The Company routinely monitors the recoverability of its inventory and records the lower of cost or market reserves based on current selling prices and reserves for excess and obsolete inventory based on historical and forecasted usage, as required. Scrap and excess manufacturing costs are charged to cost of revenue as incurred and not capitalized as part of inventories.

Revenue Recognition

The CorPath System is a capital medical device used by hospitals and surgical centers to perform heart catheterizations. Use of the CorPath System requires a sterile, single-use cassette (the “CorPath Cassette”), which are sold separately, for each procedure. Products are sold to customers with no rights of return. The Company recognizes revenue on the sale of products when the following criteria are met:

•	Persuasive evidence of an arrangement exists

•	The price to the buyer is fixed or determinable

•	Collectability is reasonably assured

•	Risk of loss transfers and the product is delivered

In each arrangement, the Company is responsible for installation of the CorPath System and initial user training, which services are deemed essential to the functionality of the system. Therefore, the

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2 Significant	Accounting Policies (Continued)

Revenue Recognition (continued)

Company recognizes system revenue when the CorPath System is delivered, installed, and accepted by the end user customer.

Each CorPath System is sold with a standard one year warranty, which provides that the CorPath System will function as intended and during that one year period, the Company will either replace the product or a portion thereof or provide the necessary repair service during the Company’s normal service hours. The Company accrues for the estimated costs of the warranty once the CorPath System revenue is recognized.

The Company generally enters into multiple element arrangements, which include the sale of a CorPath System with an initial order of CorPath Cassettes, and may include either a basic service plan or a premium service plan. The basic service plan provides for an extended warranty period and the premium service plan provides for the extended warranty as well as component upgrades. Deliverables, which are accounted for as separate units of accounting under multiple-element arrangements include: (a) the CorPath System, including delivery installation and initial training, which are subject to customer acceptance and (b) the initial shipment of CorPath Cassettes to the customer, and may include either (c) a basic service plan or (d) a premium service plan.

The Company recognizes revenue on multiple-element arrangements in accordance with Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements, based on the estimated selling price of each element. In accordance with ASU 2009-13, the Company uses vendor-specific objective evidence (“VSOE”), if available, to determine the selling price of each element. If VSOE is not available, the Company uses third-party evidence (“TPE”) to determine the selling price. If TPE is not available, the Company uses its best estimate to develop the estimated selling price (“BESP”).

The Company uses BESP to determine the selling price of its systems as well as the basic and premium service plans. BESP is determined based on estimated costs plus a reasonable margin, and has generally been consistent with the price charged to the customer for such products and services. The determination of BESP also considers the price of the service plans charged to customers when such services are sold separately in subsequent transactions. The Company also uses BESP to determine the selling price of the initial order of cassettes, which considers the price at which it charges its customers when the cassettes are sold separately.

Revenue related to basic service plans is recognized on a straight-line basis over the life of the service contract. Revenue related to premium service plans is recognized over the life of the service contract, with consideration given to the expected timing of costs to be incurred related to the delivery of component upgrades. Revenues from accessories are recorded upon delivery and services provided by the Company outside of a basic or premium service contract are recognized as the services are provided.

There are no performance, cancellation, termination, or refund-type provisions under the Company’s multiple element arrangements.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2 Significant	Accounting Policies (Continued)

Revenue Recognition (continued)

On January 21, 2011, the Company entered into a distributor agreement with Philips Medical Systems Nederland, B.V. (“Philips”) appointing Philips to be the sole worldwide distributor for the promotion and sale of the Company’s CorPath System. Under the agreement, Philips sold the equipment directly to the end user and the Company was responsible for installation and initial training. Revenue was recognized on a net basis based on the amount billed to Philips and upon acceptance of the system by the end-user customer. This agreement with Philips expired on August 7, 2014.

The Company also sells CorPath Cassettes under a CorPath Utilization Program (“CUP”), which is a multi-year arrangement that involves the placement of a CorPath System at a customer’s site free of charge and the customer agrees to purchase a minimum number of CorPath Cassettes each month at a premium over the regular price. The Company records revenue upon shipment of the cassettes based on the selling price of the CorPath Cassettes. The system is capitalized as field equipment in property and equipment and is depreciated on a straight line basis through cost of revenue over the estimated useful life of the system, which generally approximates the length of the CUP program contract, which is typically 36 months. Revenues under this program have not been significant to date.

The Company also uses a One-Stent program to demonstrate its confidence in the CorPath System’s ability to help accurately measure anatomy and precisely place only one stent per lesion. The Company provides eligible customers registered under the program a $1 credit against future CorPath Cassette purchases for a qualifying CorPath percutaneous coronary intervention (“PCI”) procedure which uses more than one stent per lesion. The estimated cost of honoring the potential obligation under the stent program is recorded as a reduction of revenue at the time of shipment. These costs have not been significant to date.

The Company records shipping and handling costs as a selling expense in the period incurred, and records payments from customers for shipping costs as a reduction of selling expenses. Such amounts have not been material in the periods presented. The Company recorded medical device excise tax in the amount of $16 and $7 for the three months ended March 31, 2014 and 2015, respectively, which is included in selling, general and administrative expenses.

Warrants

The Company had warrants outstanding to purchase shares of Series A, D and E Redeemable Convertible Preferred Stock, which converted into warrants to purchase shares of common stock immediately prior to the Acquisition. The warrant instruments required mark to market accounting which were recorded in the statements of operations based on their fair values determined using the Black-Scholes model and the fair value of underlying preferred stock.

In connection with the Acquisition, the Company exchanged warrants to purchase 201,178 shares of Corindus, Inc. Series A, D and E Redeemable Convertible Preferred Stock at an average exercise price of $26.63 per share to warrants to purchase 5,029,865 shares of the Company’s common stock at the average exercise price of $1.07. The value of the warrants to purchase shares of Redeemable Convertible Preferred Stock were re-measured at each balance sheet date and any changes in the valuation were expensed in the period through the date of the Acquisition Agreement, at which point they were re-measured for the final time and reclassified to stockholders’ equity.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2 Significant	Accounting Policies (Continued)

Warrants (continued)

The Company estimated the fair value of these warrants using the Black-Scholes option pricing model based on the estimated market value of the underlying Redeemable Convertible Preferred Stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying redeemable convertible preferred stock. The Company revalued the warrants to purchase Series A and D Redeemable Convertible Preferred Stock on March 31, 2014 using the following assumptions: risk free interest of 1.14%, dividend yield of zero, expected volatility of 80% and expected years of 3.58.

Stock-Based Compensation

The Company recognizes compensation costs resulting from the issuance of stock-based awards to employees as an expense in the consolidated statements of operations over the requisite service period based on a measurement of fair value for each stock award. The Company recognizes compensation costs resulting from the issuance of stock-based awards to non-employees as an expense in the consolidated statements of operations over the service period based on a measurement of fair value for each stock award at each performance date and period end.

Income Taxes

The Company accounts for income taxes using the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable. Consistent with all prior periods, the Company did not record any income tax benefit for its operating losses for the three months ended March 31, 2014 and 2015 due to uncertainty regarding future taxable income.

Deferred Public Offering Costs

The Company has recorded approximately $41 of deferred offering costs associated with the proposed public offering of shares in 2015. The Company’s accounting policy is to record these direct costs as long-term assets included in deposits and other assets on the accompanying consolidated balance sheet at March 31, 2015, and reclassify the costs as a reduction to additional paid-in capital upon the completion of the proposed public offering or write-off the costs if and when the proposed public offering is not completed.

Recent Accounting Pronouncements Not Yet Adopted

In January 2015, the FASB issued Financial Accounting Standards Update—Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, previously required that an entity separately classify, present, and disclose extraordinary events and transactions. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and may be applied prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company is currently assessing the impact of this standard to its consolidated financial statements.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 2 Significant	Accounting Policies (Continued)

Recent Accounting Pronouncements Not Yet Adopted (continued)

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) to address financial reporting considerations for the evaluation as to the requirement to consolidate certain legal entities. ASU 2015-02 is effective for fiscal years and for interim periods within those fiscal years beginning after December 15, 2015. The Company is evaluating the impact of ASU 2015-02 and if early adoption is appropriate in future reporting periods.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30) as part of the initiative to reduce complexity in accounting standards. The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for annual periods beginning after December 15, 2015 and for interim periods within those fiscal years. The Company is evaluating the impact of ASU 2015-03, and if early adoption is appropriate in future reporting periods.

Note 3    Inventories

Inventories are valued at the lower of cost or market using the FIFO method and consist of the following:

	December 31, 2014	March 31, 2015

Raw material	$861	$904
Work in progress	198	92
Finished goods	460	644

	$1,519	$1,640

Note 4    Reverse Acquisition

As discussed in Note 1, in August 2014, Corindus, Inc., as the accounting acquirer, acquired the operations of the YIDI business and then immediately transferred YIDI’s operations to a former officer, director and shareholder of YIDI in exchange for the satisfaction of a promissory note issued to YIDI’s former officer, director and shareholder in the principal amount of approximately $249 and the assumption of liabilities related to the former operations.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 4 Reverse	Acquisition (Continued)

Prior to the divestiture of YIDI’s former business, the Company performed an allocation of the purchase price for YIDI based on estimated fair value of the acquired assets and liabilities prior to the disposition of the remaining business of YIDI:

Purchase price assumption of note payable to former officer	$249

Allocation of purchase price:
Intangible assets acquired	$262
Accrued expense assumed	(13)

Net assets acquired	$249

The results of operations for YIDI were immaterial for the three months ended March 31, 2014, and as such, no pro forma statement of operations data is presented.

The purchase accounting related to the acquisition was completed during the first quarter of 2015 and there were no adjustments made.

Note 5    Long-Term Debt

On June 11, 2014, the Company entered into a Loan and Security Agreement pursuant to which the lender agreed to make available to the Company $10,000 in two separate $5,000 loans under secured promissory notes. The initial note was made on June 11, 2014 in an aggregate principal amount equal to $5,000 (the “Initial Promissory Note”) and is repayable in equal monthly installments of principal and interest over 27 months beginning on July 1, 2015. Prior to July 1, 2015, the Company is required to make interest only payments. The Initial Promissory Note bears interest at a rate equal to the greater of (a) 11.25% or (b) 11.25% plus the Wall Street Journal Prime Rate, less 3.25%, and includes an additional interest payment of $125 due no later than October 1, 2017, which is accreted over the term of the loan.

On December 31, 2014, the Company borrowed the additional $5,000 (the “Second Promissory Note”) under the Loan and Security Agreement. The Second Promissory note is also repayable in equal monthly installments of principal and interest over 27 months beginning on July 1, 2015. Prior to July 1, 2015, the Company is required to make interest only payments. The Second Promissory Note bears interest at a rate equal to the greater of (a) 9.95% or (b) 9.95% plus the Wall Street Journal Prime Rate, less 3.25%, and also includes an additional interest payment of $125 due no later than October 1, 2017, which is accreted over the term of the loan. The notes are secured by substantially all the assets of the Company.

In connection with the Initial Promissory Note, the Company issued the lender warrants to purchase 177,514 shares of the Company’s common stock at an exercise price of $1.41 per share. The fair value of the warrant issued to the lender was determined to be $230 at the date of issuance, and was recorded as a discount on the debt. Additionally, in connection with the Second Promissory Note, the Company issued the lender warrants to purchase 177,514 shares of the Company’s common stock at an exercise price of $1.41 per share. The fair value of the warrant issued to the lender was determined to be $619 at the date of issuance, and was recorded as a discount on the debt. The Company

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 5 Long-Term	Debt (Continued)

amortizes the debt discount to interest expense over the term of the debt using the effective interest method.

The Loan and Security Agreement also contains covenants which include certain restrictions with respect to subsequent indebtedness, liens, loans and investments, asset sales and share repurchases and other restricted payments, subject to certain exceptions. The Loan and Security Agreement also contains financial reporting obligations. An event of default under the Loan and Security Agreement includes, but is not limited to, breach of covenants, insolvency, and occurrence of any default under any agreement or obligation of the Company.

Note 6    Stock-based Compensation

Stock-based compensation expense was allocated based on the employees’ or non-employees’ function as follows:

	Three Months Ended March 31,
	2014	2015
Research and development	$15	$17
Selling, general and administrative	69	81

	$84	$98

The Company granted options to purchase 550,044 shares of common stock at an exercise price of $0.75 per share during the three months ended March 31, 2014. The Company granted options to purchase 117,500 shares of common stock at an exercise price of $4.25 per share during the three months ended March 31, 2015. The weighted-average fair value of the stock options granted was $0.06 per share and $2.94 per share for the three months ended March 31, 2014 and 2015, respectively.

The following assumptions were used to estimate the fair value of stock options granted using the Black-Scholes Merton option-pricing model (“Black Scholes Model”):

	Three Months Ended March 31,
	2014	2015
Risk-free interest rate	2.01%	1.28%
Expected term in years	6.25	6.25
Expected volatility	80%	80%
Expected dividend yield	0%	0%

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 7    Net Loss per Share

Net loss per share for all periods presented is based on the equity structure of the legal acquirer, which assumes common stock is outstanding and is reflected on a retrospective basis for all periods presented of the conversion of Corindus, Inc.’s preferred stock and common stock into shares of the Company’s common stock. Basic net loss per share is computed by dividing net loss by the weighted average shares of common stock outstanding for each period. Diluted net loss per share is the same as basic net loss per share since the Company has net losses for each period presented. The following common stock equivalents were excluded from the calculation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Three Months Ended March 31,
	2014	2015
Options to purchase common stock	9,063,275	8,779,622
Warrants to purchase common stock	4,852,351	5,207,379

Total	13,915,626	13,987,001

Note 8    Restructuring Charge

During the three months ended March 31, 2014, the Company initiated reductions in workforce to control costs while the Company pursued new financing alternatives. For the three months ended March 31, 2014, the Company recorded $93 in restructuring charges for severance and related costs, which were paid in 2014.

Note 9    Related Party Transactions

Philips Medical Systems Nederland B.V.

On January 21, 2011, Corindus, Inc. entered into a distributor agreement with Philips, a shareholder of the Company and represented on the Company’s board of directors, appointing Philips to be a distributor for the promotion and sale of the Company’s CorPath System. This agreement provided that it would remain in force for two years from (a) the later of FDA approval of the CorPath System or (b) the date of notification by the Company to Philips of minimum inventory levels available for shipment. As required by the agreement, the Company notified Philips on August 7, 2012 of the commencement of the two-year term and the distribution agreement expired on August 7, 2014. The Company continues to sell CorPath Systems through Philips on a sale by sale basis under a non-exclusive arrangement under mutually agreeable terms, which may include a continued level of discounted pricing, until such time the Company either executes a new distribution arrangement with Philips or the Company no longer does business with Philips.

For the three months ended March 31, 2014 and 2015, the Company recorded revenues of $190 and $125 respectively, from shipments to Philips. At December 31, 2014 and March 31, 2015, Philips owed the Company $0 and $125, respectively, resulting from selling activity under the agreement.

CORINDUS VASCULAR ROBOTICS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 9 Related	Party Transactions (Continued)

Shareholder Loans

On June 14, 2010, the Company loaned funds to certain stockholders of the Company for tax payments to be made to the Israel Tax Authority in connection with a tax ruling related to a reorganization that took place in 2008 and the Company received non-interest bearing notes receivable, which documented such loans. Total amount of notes receivable issued was $145.

The notes receivable are repayable upon the disposition of the Company’s common stock by the existing shareholder. Notes receivable amounted to $136 at December 31, 2014 and March 31, 2015. The Company assessed the notes receivable for impairment and concluded that there were no impairment indicators at December 31, 2014 and March 31, 2015. The Company does not believe there is any significant collection risk associated with the notes receivable at March 31, 2015.

Not for Profit

In the fourth quarter of 2014, the Company participated in the formation of a not-for-profit, which was established to generate awareness of the health risks linked to the use of fluoroscopy in hospital catheterization procedures. The Company’s Chief Executive Officer and one of its senior executives represent two of the three voting members of the board of directors of the entity. As a result, under the voting model used for the consolidation of related parties and because the Company controls the entity by its representation on the board of directors of the entity, the Company has consolidated the financial statements of the entity. The not-for-profit has an immaterial amount of assets and liabilities on its balance sheet at December 31, 2014 and March 31, 2015 and expenses of $104 for the three months ended March 31, 2015.

Note 10    Subsequent Events

On April 30, 2015, our Board of Directors and shareholders owning a majority of the Company’s outstanding shares of common stock approved an increase in the authorized shares of common stock under the 2014 Stock Award Plan from 9,035,016 shares to 18,661,856 shares.

11,000,000 Shares

Common Stock

PROSPECTUS

Joint Book-running Managers

Cowen and Company	Stifel

Co-Manager

National Securities Corporation

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the NYSE MKT listing fee.

Amount
SEC registration fee	$6,247
FINRA Filing fee	$7,400
NYSE MKT listing fee	$75,000
Printing expenses	$80,000
Legal fees and expenses	$200,000
Accounting fees and expenses	$110,000
Transfer Agent’s fees and expenses	$10,000
Miscellaneous fees and expenses	$11,353

Total	$500,000

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable for damages to the corporation or its stockholders or creditors as a result of any act or omission in his or her capacity as an officer or director unless it is proven that (a) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties and (b) such breach involved intentional misconduct, fraud, or a knowing violation of the law.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit or proceeding, if the officer or director (a) is not liable pursuant to NRS 78.138, or (b) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS also precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses. Section 78.7502 also requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, disinterested board members or, in certain instances, by independent legal counsel. Section 78.751 of NRS allows a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company if so provided in the corporations articles of incorporation, bylaws or other agreement. Section 78.751 of the NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws or other agreement unless a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the NRS.

Our Articles of Incorporation and Bylaws provide that we shall indemnify to the full extent of its power to do so, all directors, officers, employees and/or agents. Insofar as indemnification by our company for liabilities arising under the Securities Act may be permitted to officers and directors of the Company pursuant to the foregoing provisions or otherwise, we are aware that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have entered into an indemnification agreement with Gerard Winkels, one of our directors, which provides for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by him in his capacity as a director of the company in any action or proceeding.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, we sold the following securities, which were not registered under the Securities Act of 1933.

Grants of stock options

Since January 1, 2012, we have granted stock options to our directors, officers, employees and consultants under our 2014 Stock Award Plan to purchase an aggregate of 5,526,694 shares of our common stock at exercise prices ranging from $0.55 to $4.25.

Issuance and Exchange of Corindus Series D Convertible Redeemable Preferred Stock

On January 21, 2011, Corindus, Inc. entered into a Series D Preferred Stock Purchase Agreement with Koninklijke Philips N.V. and sold 378,224 shares of Series D Convertible Redeemable Preferred Stock (the “Series D Stock”) for $21.15 per share, or an aggregate of approximately $8 million (or 9,456,382 post-exchange shares of the Company’s common stock).

Issuance and Exchange of Corindus Series D-1 Convertible Redeemable Preferred Stock

On October 7, 2011, Corindus, Inc. entered into a Series D-1 Preferred Stock Purchase Agreement and sold 173,146 shares of Series D-1 Convertible Redeemable Preferred Stock (the “Series D-1 Stock”) for $28.88 per share, or an aggregate of approximately $5 million (or 4,329,008 post-exchange shares of the Company’s common stock).

Issuance and Exchange of Corindus Series D-2 Convertible Redeemable Preferred Stock

On February 28, 2012, Corindus, Inc. entered into a Series D-2 Preferred Stock Purchase Agreement and sold 160,778 shares of Series D-2 Convertible Redeemable Preferred Stock (the “Series D-2 Stock”) for $31.10 per share, or an aggregate of approximately $5 million (or 4,019,782 post-exchange shares of the Company’s common stock).

Issuance and Exchange of Corindus Series E Convertible Preferred Stock

On October 12, 2012, Corindus, Inc. entered into a Series E Preferred Stock Purchase Agreement and sold 897,185 shares of Series E Convertible Preferred Stock (the “Series E Stock”) for $31.84 per share, or an aggregate of approximately $28.6 million (or 22,431,482 post-exchange shares of the Company’s common stock).

Issuance and Exchange of Common Stock Purchase Warrants (“Warrants”)

Pursuant to a May 31, 2007 loan agreement, Corindus, Inc. issued a ten-year Warrant to Narkis Gryp Ltd. to purchase 4,966 shares of Corindus Series A Preferred Stock with an exercise price of $19.12 per share. The shares under the Warrant are fully vested. Pursuant to the exchange ratio in the Acquisition Agreement, the Warrant was exchanged for a Company Warrant to purchase 124,160 shares of the Company’s common stock at an exercise price of $0.7648 per share.

Pursuant to the January 21, 2011 Series D Agreement, Corindus, Inc. issued a Warrant to Koninklijke Philips Electronics NV (“Philips Parent”) to purchase 189,112 shares of Corindus Series D Preferred Stock at an exercise price of $26.50 per share with an expiration date of October 11, 2017. The Warrant became exercisable upon the issuance of the Series E Preferred Stock on October 12, 2012. Pursuant to the exchange ratio in the Acquisition Agreement, the Warrant was exchanged for a Company Warrant to purchase 4,728,191 shares of the Company’s common stock at an exercise price of $1.06 per share.

Pursuant to a June 11, 2014 loan agreement, Corindus, Inc. issued a ten-year Warrant to Steward Capital Holdings for the purchase of 7,100 shares of Corindus Series E Preferred Stock at an exercise price of $35.21 per share. Pursuant to the exchange ratio in the Acquisition Agreement, the Warrant was exchanged for a Company Warrant for the purchase of 117,514 shares of the Company’s common stock at an exercise price of $1.4083 per share. In conjunction with the draw-down on December 31, 2014 of an additional $5 million promissory note under the loan agreement with Steward Capital Holdings, the Warrant issued to Steward Capital Holdings became exercisable for an additional 117,514 shares of the Company’s common stock at a purchase price of $1.4083 per share.

Securities Issued Pursuant to Acquisition

On August 12, 2014, pursuant to and in connection with the closing of the reverse acquisition transaction between the Company and Corindus, Inc., we:

•	Issued 73,360,287 shares of our common stock to the former Corindus Shareholders;

•	Reserved 9,035,018 shares of common stock for issuance upon exercise of Company options; and

•	Issued Company Warrants for the purchase of an aggregate of 5,029,865 underlying shares of our common stock.

The 73,360,287 shares issued to the former Corindus Shareholders were issued with a restrictive legend that the shares had not been registered under the Securities Act of 1933.

Securities Issued Pursuant to Equity Infusion

On August 12, 2014, we sold one million shares of our common stock to a Private Investor pursuant to a Stock Purchase Agreement for $2.00 per share, or an aggregate of approximately $2 million. We also granted the Private Investor registration rights on the shares.

Securities Issued Pursuant to Private Placement

On September 16, 2014, we sold an aggregate of 10,666,570 shares of our common stock (the “Shares”) at $2.50 per share, for an aggregate purchase price of approximately $26.7 million.

Exemptions from Registration

In connection with above-mentioned sales of unregistered securities for cash purchased by individuals and entities, each investor represented that they were accredited investors (as defined by Rule 501 of Regulation D under the Securities Act of 1933) and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be either registered under the Securities Act or in reliance upon an available exemption from registration. No general solicitation was undertaken by the Company in connection with the offer or sale of these securities. All of the individuals and entities listed above that purchased the unregistered securities for cash were all known to the Company and its management through pre-existing business relationships, as long standing business associates and friends. All purchasers were provided access to all material information that they requested and all information necessary to verify such information, and were afforded access to management of the Company in connection with their purchases. All certificates or agreements representing such securities were issued with restrictive legends that prohibited further transfer of the securities or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition. In connection with the above-mentioned issuances of unregistered securities for cash, the Company made such issuances in reliance upon Rule 506 of Regulation D under the Securities Act.

The issuance of the Company common stock, Company options and Company warrants in conjunction with the Acquisition was exempt from registration under Section 4(2) of the Securities Act as not involving any public offering.

None of the stock options or warrants, nor the underlying shares of common stock issuable upon exercise, have been registered under the Securities Act; and all documents have been issued with a restrictive legend prohibiting further transfer of the shares without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

The grants of stock options to our directors, officers, employees and consultants under our 2014 Stock Award Plan were exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The issuance of the shares of common stock in conjunction with a private placement in September 2014, was exempt from registration under the Securities Act of 1933, as amended, provided by Section 4(2) and Rule 506 of Regulation D promulgated thereunder. The Shares were issued directly by the Company and did not involve a public offering or general solicitation. The Investors in the private placement were “Accredited Investors” as that term is defined in Rule 501 of Regulation D and acquired the Shares for investment only and not with a present view toward, or for resale in connection with, the public sale or distribution thereof.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement.

2.1	Securities Exchange and Acquisition Agreement, dated August 5, 2014, by and between Your Internet Defender Inc. and Corindus, Inc. (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

3.1	Form of Certificate of Amendment and Restatement of Articles of Incorporation of Your Internet Defender Inc. (incorporated herein by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

3.2	Bylaws (incorporated herein by reference to Exhibit 3.3 to the Registration Statement on Form S-1 (File No. 333-176581), as filed with the SEC on August 31, 2011).

3.3	First Amendment to Bylaws (incorporated by reference to Exhibit 3.5 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on November 14, 2014).

5.1	Opinion of Emmel & Klegerman PC.

10.1	Employment Agreement, dated May 22, 2015, by and between Corindus Vascular Robotics, Inc. and David M. Handler.

10.2	Employment Agreement, dated May 22, 2015, by and between Corindus Vascular Robotics, Inc. and David W. Long.

10.3	Indemnification Agreement, dated January 21, 2011, by and between Corindus, Inc. and Gerald Winkels (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K/A (File No. 333-176581), as filed with the SEC on August 15, 2014).

10.4	Lease Agreement, dated October 24, 2012, by and between Corindus, Inc. and Beaver Group, LLC (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K/A (File No. 333-176581), as filed with the SEC on August 15, 2014).

10.5†	Loan and Security Agreement, dated June 11, 2014, by and between Corindus, Inc. and Steward Capital Holdings, LP (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-199498), as filed with the SEC on January 12, 2015).

10.6	Warrant to Steward Capital Holdings, LP, dated June 11, 2014 (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K/A (File No. 333-176581), as filed with the SEC on August 15, 2014).

10.7†	Intellectual Property Loan Agreement, dated June 11, 2014, by and among Corindus, Inc., Corindus Security Corporation and Stewart Capital Holdings, LP (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-199498), as filed with the SEC on January 12, 2015).

10.8	Loan Agreement, dated June 30, 2014, by and between the Your Internet Defender, Inc. and Lisa Grossman (incorporated herein by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on July 7, 2014).

Exhibit No.	Description of Exhibit

10.9	Promissory Note for $248,831.59, dated June 30, 2014 issued to Lisa Grossman (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on July 7, 2014).

10.10	Debt Settlement Agreement, dated July 2, 2014 between Your Internet Defender, Inc. and Yitz Grossman (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on July 7, 2014).

10.11	Form of Employee Stock Option for 2006 Option Holders (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.12	Form of Director Stock Option for 2006 Option Holders (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.13	Form of Employee Stock Option for 2008 Option Holders (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.14	Form of Officer Stock Option for 2008 Option Holders (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.15	Form of Director Stock Option for 2008 Option Holders (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.16	Form of Director Stock Option Agreement under 2014 Stock Award Plan.

10.17	Non-Employee Director Compensation Policy of Corindus Vascular Robotics, Inc.

10.18	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.19	Form of Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.20	Form of Private Investor Registration Rights Agreement (incorporated herein by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.21	Form of Demand Registration Rights Agreement (incorporated herein by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.22	2014 Stock Award Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on August 6, 2014).

10.23	Interest Transfer Agreement, dated August 12, 2014, by and between Corindus, Inc. and Your Internet Defender Inc. (incorporated herein by reference to Exhibit 10.22 to the Registrant’s Current Report on Form 8-K/A (File No. 333-176581), as filed with the SEC on August 15, 2014).

10.24	Replacement Warrant to Steward Capital Holdings, dated August 12, 2014 (incorporated herein by reference to Exhibit 10.23 to the Registrant’s Current Report on Form 8-K/A (File No. 333-176581), as filed with the SEC on August 15, 2014).

Exhibit No.	Description of Exhibit

10.25	Replacement Warrant to Narkis Gryp Ltd., dated August 12, 2014 (incorporated herein by reference to Exhibit 10.24 to the Registrant’s Current Report on Form 8-K/A (File No. 333-176581), as filed with the SEC on August 15, 2014).

10.26	Replacement Warrant to Koninklijke Philips Electronics, N.V., dated August 12, 2014 (incorporated herein by reference to Exhibit 10.25 to the Registrant’s Current Report on Form 8-K/A (File No. 333-176581), as filed with the SEC on August 15, 2014).

10.27	Spin-Out Agreement, dated August 12, 2014, by and between Lisa Grossman and Your Internet Defender, Inc. (incorporated herein by reference to Exhibit 10.26 to the Registrant’s Current Report on Form 8-K/A (File No. 333-176581), as filed with the SEC on August 15, 2014).

10.28	Stock Repurchase Agreement, dated August 12, 2014, by and between Your Internet Defender, Inc. and certain shareholders (incorporated herein by reference to Exhibit 10.27 to the Registrant’s Current Report on Form 8-K/A (File No. 333-176581), as filed with the SEC on August 15, 2014).

10.29	Form of Securities Purchase Agreement, dated September 11, 2014, by and between Corindus Vascular Robotics, Inc. and certain purchasers (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on September 16, 2014).

10.30	Form of Amendment to Securities Purchase Agreement, dated September 15, 2014, by and between Corindus Vascular Robotics, Inc. and certain purchasers (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 333-176581), as filed with the SEC on September 16, 2014).

10.31†	Distributor Agreement, dated December 22, 2010, by and between Philips Medical Systems Nederland B.V. and Corindus, Inc. (incorporated herein by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-199498), as filed with the SEC on January 12, 2015).

10.32†	Purchase Order, dated November 18, 2014 with Philips Medical Systems Nederland B.V. (incorporated herein by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-199498), as filed with the SEC on December 8, 2014).

21	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to the Registration Statement on Form S-1 (File No. 333-199498), as filed with the SEC on October 21, 2014).

23.1	Consent of Emmel & Klegerman PC (contained in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Omitted material has been separately filed with the Securities and Exchange Commission.

(b)	Financial Statement Schedules

The registrant has not provided any financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, the Commonwealth of Massachusetts, on May 26, 2015.

CORINDUS VASCULAR ROBOTICS, INC.

By:	/s/ David M. Handler
David M. Handler
Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ David M. Handler David M. Handler	Chief Executive Officer, President and Director (Principal Executive Officer)	May 26, 2015

/s/ David W. Long David W. Long	Chief Financial Officer, Senior Vice President, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	May 26, 2015

* Jeffrey C. Lightcap	Chairman	May 26, 2015

* Hillel Bachrach	Director	May 26, 2015

* Jeffrey Gold	Director	May 26, 2015

* David White	Director	May 26, 2015

* Gerard Winkels	Director	May 26, 2015

* Michael Mashaal	Director	May 26, 2015

* Pursuant to Power of Attorney

By:	/s/ David M. Handler
David M. Handler Attorney-in-Fact

*	Pursuant to Power of Attorney.

By:	/s/ David M. Handler
David M. Handler
Attorney-in-Fact